JACKSON NATIONAL LIFE®

prospectus




perspective II^{SM}
fixed and variable annuity

August 18, 2003

Issued by
Jackson National Life Insurance Company®
1 Corporate Way
Lansing, MI 48951



PERSPECTIVE II[SM]
FIXED AND VARIABLE ANNUITY
Issued by
Jackson National Life Insurance Company® and
Jackson National Separate Account - I

The **Contracts** offered in this prospectus are the variable portions of individual and group, flexible premium, fixed and variable deferred annuity Contracts with:

➢ **7 Fixed Accounts**, including 4 Guaranteed Fixed Accounts (with guaranteed periods of 1, 3, 5 and 7 years), 2 DCA+ Fixed Accounts (used for certain dollar cost averaging transfers), and an Indexed Fixed Option (see accompanying brochure – not part of the prospectus), each of which offers a minimum interest rate that is guaranteed by Jackson National Life Insurance Company ("we" or "us"), as may be made available by us, or as may be otherwise limited by us;

➢ **49 Investment Divisions** of Jackson National Separate Account - I (the "Separate Account") each of which purchases shares of one Fund of JNL Series Trust or JNL Variable Fund LLC, mutual funds with a full range of investment objectives;

➢ A **base Contract** designed to facilitate your **retirement savings** or other long-term investment purposes by permitting you to:

  • accumulate savings for your retirement on a **tax-deferred basis** during the **accumulation phase** on a fixed, variable, or fixed and variable basis;

  • receive income payments in the **income phase** on a fixed, variable, or fixed and variable basis;

  • receive a basic **death benefit**, if you die before the income phase, that will never be less than the total premiums (minus withdrawals, charges and taxes) you have paid us; and

  • have significant **access to your contract values** without incurring a withdrawal charge in the event of certain serious health-related emergencies;

➢ A variety of **optional features** that, for additional charges, give you the flexibility to add additional benefits to your base Contract, according to your personal preferences, including:

  • 6 types of **optional death benefits**;

  • 3 types of "**Contract Enhancements**" (under which we credit your contract values with 2%, 3% or 4% of each premium payment you make in the first Contract year);

  • a **Guaranteed Minimum Income Benefit** (that guarantees a minimum fixed income benefit under certain life contingent options after a period of at least 10 Contract years, subject to specific conditions);

  • a **Guaranteed Minimum Withdrawal Benefit** (that permits you to make partial withdrawals, prior to the Income Date that, in total, equal the amount of net premium payments made (if elected after issue, the contract value, less any recapture charges, will be used instead of the net premium payment at issue)). Currently, you may elect this benefit after issue, however we reserve the right to limit availability to the issue date. The guarantee is effective if gross partial withdrawals taken within any one Contract year do not exceed 7% of net premium payments);

  • 2 types of **shortened withdrawal charge periods** (3 or 5 years instead of the Contract's usual 7 year period); and

  • a **20% additional free withdrawal feature** (that permits you greater access to your contract values without a withdrawal charge).

This prospectus describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. Please confirm that you have the most current prospectus and supplements to the prospectus that describe the current availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products that offer different product features, benefits and charges.

Please read this prospectus before you purchase a Contract. It contains important information about the Contract that you should know before investing. You should keep this prospectus for future reference.
To learn more about the Perspective II Fixed and Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2003, by calling us at (800) 766-4683 or by writing us at: Annuity Service Center, P.O. Box 378002, Denver, Colorado 80237-8002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

The SEC has not approved or disapproved the Perspective II Fixed and Variable Annuity or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

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"JNL®," "Jackson National®" and "Jackson National Life®" are trademarks of Jackson National Life Insurance Company.

August 18, 2003

TABLE OF CONTENTS

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KEY FACTS

The Annuity Contract	Your Contract permits you to accumulate your contract values • on a fixed basis through allocations to one of our fixed accounts (the "**Fixed Accounts**"), including four Guaranteed Fixed Accounts (with guaranteed periods of 1, 3, 5, or 7 years), two DCA+ Fixed Accounts (used in connection with certain dollar cost averaging transfers) and an Indexed Fixed Option (with a minimum guaranteed return and additional possible returns based on the performance of the S&P 500 Index), as may be made available by us, or as may be otherwise limited by us. There may be periods when we do not offer any Fixed Accounts, or impose special transfer requirements on the Fixed Accounts; or • on a variable basis, by allocations to one or more of the Investment Divisions of our Separate Account (the "**Investment Divisions**"). (We refer to the Fixed Accounts and the Investment Divisions together as "**Allocation Options**.") Regardless of which Allocation Option(s) you select, investment earnings on your premiums for non-qualified Contracts will be **tax deferred**. Tax deferral on qualified Contracts is derived from their status as qualified Contracts. *See* "Taxes" for information on the tax treatment of investment earnings. Your Contract is intended to help you save for your retirement or other long-term investment purposes and provides for a **death benefit** during the **accumulation phase** (when you make premium payments to us) and a variety of income options during the **income phase** (when we make income payments to you). We generally will not issue a Contract to anyone over age 90.
Optional Features	Optional features of your Contract include: • an **Earnings Protection Benefit Endorsement** (a form of optional death benefit that may add up to 40% of your Contract's earnings to the death benefit otherwise payable at your death); • five types of **Optional Death Benefit Endorsements** (you may select only one of these five optional death benefits) that permit you to protect your Contract's minimum death benefit values and/or to protect all or a portion of any investment gains under your Contract from subsequent investment losses during the accumulation phase; • a **Contract Enhancement Endorsement** (a credit to your contract value from our general account equal to 2%, 3% or 4% of your premium payments in the first Contract year) that provides net contract value benefits under selected circumstances. If you purchased your Contract between March 18, 2003 and June 3, 2003, the 3% and 4% Contract Enhancements were not available. For Contracts purchased between June 4, 2003 and August 17, 2003, the 3 year, 5 year and 7 year Guaranteed Fixed

Accounts are unavailable if you select the 3% or 4% Contract Enhancements. The 1 year Guaranteed Fixed Account is available but will be subject to transfer requirements. These restrictions applied to the 2% contract enhancement for Contracts purchased between July 14, 2003 and August 17, 2003. See "Optional Contract Enhancements" at page 42;

- a **Guaranteed Minimum Income Benefit** (guarantees a minimum fixed income benefit under certain life contingent options after a period of at least 10 Contract years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase);

- a **Guaranteed Minimum Withdrawal Benefit** (that permits you to make partial withdrawals, prior to the Income Date that, in total, equal the amount of net premium payments made (if elected after issue (availability may be limited to the issue date), the contract value, less any recapture charges, will be used instead of the net premium payment at issue)). The guarantee is effective if partial withdrawals taken within any one Contract year do not exceed 7% of net premium payments;

- a **20% Additional Free Withdrawal Endorsement** (permits you to withdraw 20% of premium (excluding premium in the Indexed Fixed Option) still subject to a withdrawal charge minus earnings during each Contract year without a withdrawal charge);

- a **Three-Year Withdrawal Charge Period Endorsement** (reduces the withdrawal charge applicable through the third contribution year and eliminates it in years four through seven); and

- a **Five-Year Withdrawal Charge Period Endorsement** (reduces the withdrawal charge applicable through the fifth contribution year and eliminates it in years six and seven).

These optional features may not be available in your state or there may be state variations in the terms of your benefits as reflected in the Contract issued in your state. Moreover, the benefits of certain options may be limited when combined with other available options.

Allocation Options

You may not allocate your contract values to more than 18 options (Investment Divisions and Fixed Accounts) at any one time. Each Investment Division invests in a single **Fund** (investment portfolio) of an underlying mutual fund.

Purchases

Under most circumstances, you must make an initial premium payment of at least $5,000 ($2,000 for a qualified plan Contract). You are permitted to make subsequent premium payments at any time during the accumulation phase. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). The Indexed Fixed Option has initial and subsequent allocation minimums of $5,000. The Investment Divisions and Guaranteed Fixed Accounts have initial and subsequent allocation minimums of $100. We reserve the right to refuse any premium payment. We reserve the right to restrict availability or impose restrictions on the Indexed Fixed Option and the Guaranteed Fixed Accounts.

Access to Your Money

You can withdraw all or a portion of your contract values during the accumulation phase. The Contract offers two programs for taking periodic withdrawals, as distinguished from scheduled partial withdrawals. Withdrawals may be subject to a withdrawal charge and an "**excess interest adjustment**." We may also deduct any withholding taxes imposed from the amount payable or your remaining values under the Contract. You may also have to pay taxes and a tax penalty on money you withdraw.

Income Payments

You may choose to receive regular income payments from us (most typically, when you retire). During this "**income phase**," you have the same variable allocation options as during the accumulation phase**.**

Death Benefit

If you die before moving to the income phase, the person you have chosen as your **beneficiary** will receive a death benefit of at least the greater of your contract value on the date we receive proof of death and completed claim forms from your beneficiary or the total premiums you have paid since your Contract was issued *minus* prior withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes. If you select the Earnings Protection Benefit Endorsement, the death benefit may be enhanced if there is positive investment performance, and if you select one of the five optional death benefit endorsements, the death benefit may be protected from poor investment performance.

Free Look

If you cancel your Contract within ten days after receiving it (or any longer period required in your state), we will return to you the amount your Contract is worth on the day we receive your request or the Contract is returned to your selling agent, *minus* any Contract Enhancement recapture charge. This may be more or less than your original payment. If required by your state, we instead will return your premium.

Taxes

Under the Internal Revenue Code, you generally will not be taxed on the earnings on your contract value until you make a withdrawal (this is referred to as **tax-deferral**). There are different rules as to how you will be taxed depending on how you take the money out and whether your Contract is non-qualified or purchased as part of a qualified plan. Earnings are taxed as ordinary income when withdrawn and, if withdrawn prior to age 59½, may be subject to a tax penalty.

Expenses

Your Contract has insurance features and investment features, and there are costs related to each. Each Fund has its own expenses. The Contract's charges and Fund expenses are described in the following Fee Table:

FEE TABLE

The information below describes the fees and expenses that you will pay when buying, owning and surrendering the Contract. The information describes the fees and expenses that you will pay at the time that you buy and surrender the Contract, receive income payments or transfer cash value between investment options. State premium taxes may also be deducted.

Owner Transaction Expenses

Maximum Withdrawal Charge (as a percentage of premium payments): 8.5%

Completed Years Since Receipt of Premium[1]	0	1	2	3	4	5	6	7+
Withdrawal Charge	8.5%	8%	7%	6%	5%	4%	2%	0
Withdrawal Charge if Five-Year Period is elected	8%	7%	6%	4%	2%	0	0	0
Withdrawal Charge if Three-Year Period is elected	7.5%	6.5%	5%	0	0	0	0	0

Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payments withdrawn if an optional Contract Enhancement is selected):

Completed Years Since Receipt of Premium[2]	0	1	2	3	4	5	6	7+
Recapture Charge (2% Credit)	2%	2%	1.25%	1.25%	0.5%	0	0	0
Recapture Charge (3% Credit)	3%	3%	2%	2%	2%	1%	1%	0
Recapture Charge (4% Credit)	4%	4%	2.5%	2.5%	2.5%	1.25%	1.25%	0

Transfer Charge: $25 for each transfer in excess of 15 in a Contract year[3]

Optional Guaranteed Minimum Income Benefit Charge ("GMIB"): .40% of GMIB Benefit Base[4]

Commutation Fee: If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by an amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a (a) discount rate that is equal to the rate assumed in calculating the initial income payment and (b) discount rate that is no more than 1% higher than (a).

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[1] Withdrawal charges are deducted on the income date if that date is within one year of the issue date, upon partial withdrawals in excess of free withdrawal amounts, and upon total withdrawals. When, at your request, we incur the expense of providing expedited delivery of your partial withdrawal or complete surrender, we will assess the following charges: $15 for wire service and $10 for overnight delivery ($22.50 for Saturday delivery). Withdrawal charges will not be charged on wire/overnight fees.

[2] Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.

[3] Dollar cost averaging transfers and rebalancing transfers do not count against the 15 free transfers.

[4] On a calendar quarter basis, the charge is .10% of the GMIB Benefit Base. This charge is assessed each calendar quarter and upon termination of the GMIB and is deducted from the Investment Divisions and the Guaranteed Fixed Accounts on a pro rata basis. When it is deducted from the Investment Divisions, it is not a part of unit value calculations but rather is normally deducted by means of a cancellation of units. The GMIB Benefit Base is defined on page 54 below.

The information below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

   Annual Contract Maintenance Charge: $35[5]

Separate Account Annual Expenses (as an annual percentage of average daily account value)

Base Contract Charges	
Mortality and Expense Risk Charges	1.00%
Administration Charge	.15%[6]
Total Separate Account Annual Expenses	
(with No Optional Benefits)	1.15%
Charges for Optional Endorsements	
Earnings Protection Benefit	.30%
Optional Death Benefit	.55%[7]
20% Additional Free Withdrawal	.30%
Three-Year Withdrawal Charge Period	.45%
Five-Year Withdrawal Charge Period	.30%
Contract Enhancement (2% Credit)	.395%[8]
Contract Enhancement (3% Credit)	.42%[9]
Contract Enhancement (4% Credit)	.56%[9]
Guaranteed Minimum Withdrawal Benefit ("GMWB")	.70%[10]
Total Separate Account Annual Expenses	
(with Maximum Optional Endorsements without the GMIB)	3.71%[11]

The information below shows the minimum and maximum total operating expenses charged by the Funds and a full table of the expenses charged by all of the Funds, which you will pay during the time your money is allocated to the corresponding Investment Division.

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[5] This charge is only imposed if your contract value is less than $50,000 on the date when the charge is assessed.

[6] If the initial premium equals $1,000,000 or more, we will waive the Administration Charge. However, we reserve the right to reverse this waiver and reinstate the Administration Charge if withdrawals are made in the first Contract year that result in the contract value falling substantially below $1,000,000, as determined by us.

[7] For Contracts purchased prior to August 18, 2003, there are three other optional death benefits (that provide less protection) are available for .15% and .25%. For contacts purchased after August 18, 2003, there are four other optional death benefits (that provide less protection) for fees that range from .25% to .45%.

[8] This charge is only deducted for the first five Contract years.

[9] These charges are only deducted for the first seven Contract years.

[10] The current charge for the GMWB is .35%, and currently there is an increase in the charge to .55% when you elect a "step-up." We reserve the right to prospectively increase the charge on new issues, upon election of the benefit after issue or upon any election of any "step-up" subject to a maximum charge of .70%.

[11] The 4% Contract Enhancement is assumed to have been selected (along with the Earnings Protection Benefit, the Three-Year Withdrawal Charge Period, the most expensive optional death benefit and the maximum possible charge for the GMWB). If you purchased your Contract between March 18, 2003 and June 3, 2003, the 3% and 4% Contract Enhancements were not available and the 2% Contract Enhancement could not be elected with the five-year withdrawal charge period option. For Contracts purchased between June 4, 2003 and August 17, 2003, the 3 year, 5 year and 7 year Guaranteed Fixed Accounts are unavailable if you select the 3% or 4% Contract Enhancements. For Contracts purchased between July 14, 2003 and August 17, 2003, the 3 year, 5 year and 7 year Guaranteed Fixed Accounts are unavailable if you select the 2% Contract Enhancement. You may not select the Three-Year Withdrawal Charge Period option with the 20% Additional Free Withdrawal option. You may not elect both the GMIB and GMWB.

Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management and administration fees, distribution (12b-1) fees and other expenses)

Minimum: .60%

Maximum: 1.41%

Fund Annual Expenses (as an annual percentage of the Fund's average daily net assets)

Fund Name	Management and Administrative Fee[12]	Estimated Distribution (12b-1) Fees[13]	Other Expenses	Total Fund Annual Expenses
AIM/JNL Large Cap Growth Fund	1.10%	.05%	0%	1.15%
AIM/JNL Small Cap Growth Fund	1.15%	.02%	0%	1.17%
AIM/JNL Premier Equity II Fund	1.05%	.04%	0%	1.09%
Alger/JNL Growth Fund	1.08%	0%	0%	1.08%
Alliance Capital/JNL Growth Fund	0.88%	.01%	0%	0.89%
Eagle/JNL Core Equity Fund	0.97%	.03%	0%	1.00%
Eagle/JNL SmallCap Equity Fund	1.05%	.03%	0%	1.08%
JPMorgan/JNL Enhanced S&P 500 Stock Index Fund	0.89%	.01%	0%	0.90%
JPMorgan/JNL International Value Fund	1.08%	0%	0%	1.08%
Janus/JNL Aggressive Growth Fund	1.02%	.08%	0%	1.10%
Janus/JNL Balanced Fund	1.05%	.02%	0%	1.07%
Janus/JNL Capital Growth Fund	1.04%	.05%	0%	1.09%
Janus/JNL Global Equities Fund[14]	1.07%	.03%	0%	1.10%
Lazard/JNL Mid Cap Value Fund	1.08%	.04%	0%	1.12%
Lazard/JNL Small Cap Value Fund	1.14%	.03%	0%	1.17%
Mellon Capital Management/JNL S&P 500 Index Fund	0.60%	.01%	0%	0.61%
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund	0.60%	.01%	0%	0.61%
Mellon Capital Management/JNL Small Cap Index Fund	0.60%	.02%	0%	0.62%
Mellon Capital Management/JNL International Index Fund	0.65%	0%	0%	0.65%
Mellon Capital Management/JNL Bond Index Fund	0.60%	0%	0%	0.60%

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[12] Certain Funds pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Fund by the adviser. The Janus/JNL Global Equities Fund, the JPMorgan/JNL International Value Fund, the Mellon Capital Management/JNL International Index Fund, the Oppenheimer/JNL Global Growth Fund, the Putnam/JNL International Equity Fund and all of the First Trust/JNL Funds except the First Trust/JNL Global Target 15 Fund pay an administrative fee of .15%; the First Trust/JNL Global Target 15 Fund pays an administrative fee of .20%; the nine S&P/JNL Funds pay an administrative fee of .05%; the other Funds pay an administrative fee of .10%. The administrative fees are paid to Jackson National Asset Management, LLC. The Management and Administrative Fee and the Total Fund Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee.

[13] The Trustees of JNL Series Trust have adopted a Brokerage Enhancement Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote services and the sale of shares of the Trust. The brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan. The 12b-1 fee is only paid to the extent that the commission is recaptured by an affiliated broker-dealer. The distribution fee noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be paid under the Plan to affiliated broker-dealers.

[14] The Janus/JNL Global Equities Fund (the "Fund") is not available through a division as an investment option and is not available as an underlying fund to the S&P/JNL Core Index 50 Fund and the S&P/JNL Core Index 75 Fund. However, the Fund is available as an underlying fund of the S&P/JNL Conservative Growth Fund I, the S&P/JNL Moderate Growth Fund I, the S&P/JNL Aggressive Growth Fund I, the S&P/JNL Very Aggressive Growth Fund I, the S&P/JNL Equity Growth Fund I and the S&P/JNL Equity Aggressive Growth Fund I.

Fund Name	Management and Administrative Fee[12]	Estimated Distribution (12b-1) Fees[13]	Other Expenses	Total Fund Annual Expenses
Oppenheimer/JNL Global Growth Fund	1.05%	0%	0%	1.05%
Oppenheimer/JNL Growth Fund	1.00%	0%	0%	1.00%
PIMCO/JNL Total Return Bond Fund	0.80%	0%	0%	0.80%
PPM America/JNL Balanced Fund	0.81%	.01%[15]	0%	0.82%
PPM America/JNL High Yield Bond Fund	0.82%	0%	0%	0.82%
PPM America/JNL Money Market Fund	0.69%	0%	0%	0.69%
PPM America/JNL Value Fund	0.85%	.13%	0%	0.98%
Putnam/JNL Equity Fund	0.99%	.06%	0%	1.05%
Putnam/JNL International Equity Fund	1.18%	.03%	0%	1.21%
Putnam/JNL Midcap Growth Fund	1.05%	.05%	0%	1.10%
Putnam/JNL Value Equity Fund	0.98%	.03%	0%	1.01%
Salomon Brothers/JNL Global Bond Fund	0.95%	0%	0%	0.95%
Salomon Brothers/JNL U.S. Government & Quality Bond Fund	0.78%	0%	0%	0.78%
S&P/JNL Conservative Growth Fund I[16]	0.20%	0%	0%	0.20%
S&P/JNL Moderate Growth Fund I[16]	0.20%	0%	0%	0.20%
S&P/JNL Aggressive Growth Fund I[16]	0.20%	0%	0%	0.20%
S&P/JNL Very Aggressive Growth Fund I[16]	0.20%	0%	0%	0.20%

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[15] We anticipate that the 12b-1 fee will be less than .01%.

[16] *Underlying Fund Expenses.* The expenses shown above are the annual operating expenses for the S&P/JNL Funds. Because the S&P/JNL Funds invest in other Funds of the JNL Series Trust, the S&P/JNL Funds will indirectly bear their pro-rata share of fees and expenses of the underlying Funds in addition to the expenses shown.

The total annual operating expenses for each S&P/JNL Fund (including both the annual operating expenses for the S&P/JNL Funds and the annual operating expenses for the underlying Funds) could range from .80% to 1.41% (this range reflects an investment in the Funds with the lowest and highest Total Fund Annual Expenses). The total annual operating expenses for each S&P/JNL Core Index Fund (including both the annual operating expenses for the S&P/JNL Core Index Funds and the annual operating expenses for the underlying Funds) could range from .81% to 1.41% (this range reflects an investment in the Funds with the lowest and highest Total Fund Annual Expenses). The table below shows estimated total annual operating expenses for each of the S&P/JNL Funds based on the pro-rata share of expenses that the S&P/JNL Funds would bear if they invested in a hypothetical mix of underlying Funds. The adviser believes the expenses shown below to be a likely approximation of the expenses the S&P/JNL Funds will incur based on the actual mix of underlying Funds. The expenses shown below include both the annual operating expenses for the S&P/JNL Funds and the annual operating expenses for the underlying Funds. The actual expenses of each S&P/JNL Fund will be based on the actual mix of underlying Funds in which it invests. The actual expenses may be greater or less than those shown.

S&P/JNL Conservative Growth Fund I	1.062%
S&P/JNL Moderate Growth Fund I	1.122%
S&P/JNL Aggressive Growth Fund I	1.190%
S&P/JNL Very Aggressive Growth Fund I	1.219%
S&P/JNL Equity Growth Fund I	1.212%
S&P/JNL Equity Aggressive Growth Fund I	1.218%
S&P/JNL Core Index 50 Fund	1.019%
S&P/JNL Core Index 75 Fund	0.965%
S&P/JNL Core Index 100 Fund	0.897%

S&P Name. "Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," "500," "Standard & Poor's MidCap 400" and "S&P Midcap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. These Funds are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Funds. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Fund Name	Management and Administrative Fee[12]	Estimated Distribution (12b-1) Fees[13]	Other Expenses	Total Fund Annual Expenses
S&P/JNL Equity Growth Fund I[16]	0.20%	0%	0%	0.20%
S&P/JNL Equity Aggressive Growth Fund I[16]	0.20%	0%	0%	0.20%
S&P/JNL Core Index 50 Fund[16]	0.20%	0%	0%	0.20%
S&P/JNL Core Index 75 Fund[16]	0.20%	0%	0%	0.20%
S&P/JNL Core Index 100 Fund[16]	0.20%	0%	0%	0.20%
T. Rowe Price/JNL Established Growth Fund	0.92%	.02%	0%	0.94%
T. Rowe Price/JNL Mid-Cap Growth Fund	1.03%	.01%	0%	1.04%
T. Rowe Price/JNL Value Fund	1.00%	.02%	0%	1.02%
First Trust/JNL The Dow[SM] Target 10 Fund[17]	0.83%	0%	0%	0.83%
First Trust/JNL The S&P® Target 10 Fund[18]	0.83%	0%	0%	0.83%
First Trust/JNL Global Target 15 Fund	0.88%	0%	0%	0.88%
First Trust/JNL Target Small-Cap Fund	0.83%	0%	0%	0.83%
First Trust/JNL Target 25 Fund	0.82%	0%	0%	0.82%

Examples. These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the examples. The examples also assume that your investment has a 5% annual return on assets each year. Your actual costs may be higher or lower than the costs shown in the examples.

The following examples include maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit Endorsement, the three-year withdrawal charge period, the most expensive Optional Death Benefit Endorsement, the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge), and the 4% Contract Enhancement Endorsement. Based on these assumptions, your costs would be:

If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:

1 year	3 years	5 years	10 years
$512	$1,533	$2,552	$5,089

If you surrender your Contract at the end of each time period:

1 year	3 years	5 years	10 years
$587	$1,583	$2,552	$5,089

The following examples include minimum Fund fees and expenses and include no optional endorsements. Based on these assumptions, your costs would be:

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[17] *Dow Jones Name.* "Dow Jones," "Dow Jones Industrial Average[SM]," "DJIA[SM]" and "The Dow 10[SM]" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to the annuity, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the First Trust/JNL The Dow[SM] Target 10 Fund. Please see Appendix A for additional information.

[18] The First Trust/JNL The S&P® Target 10 Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:

1 year	3 years	5 years	10 years
$178	$551	$949	$2,062

If you surrender your Contract at the end of each time period:

1 year	3 years	5 years	10 years
$263	$621	$999	$2,062

Explanation of Fee Table and Examples.
The purpose of the Fee Table and examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The examples reflect the expenses of the Separate Account and the Funds. Premium taxes may also apply. The examples reflect the annual contract maintenance charge, which is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the guaranteed fixed accounts.

A withdrawal charge is imposed on income payments which occur within one year of the date the Contract is issued.

The examples do not represent past or future expenses. The actual expenses that you incur may be greater or less than those shown.

Financial Statements.
An accumulation unit value history is provided below. It shows values for the following Contracts:

- Contracts with no endorsements (or a Contract with the compounding death benefit and the administrative fee waiver)

- Contracts with optional endorsements.

Accumulation Unit Values
Contract - M&E&A 1.15% with the following possible combinations of benefits:
Base Contract
Compounding Death Benefit and $1 Million Premium Administrative Fee Waiver

The following table shows accumulation unit values at the beginning and end of the periods indicated as well as the number of accumulation units outstanding for each division as of the end of the periods indicated. This information has been taken from the Separate Account's financial statements. This information should be read together with the Separate Account's financial statements and related notes which are in the SAI.

Investment Divisions	December 31, 2002
AIM/JNL Large Cap Growth Division (c)	
Accumulation unit value:	
Beginning of period	$10.72
End of period	$8.07
Accumulation units outstanding	
at the end of period	110,104

Investment Divisions	December 31, 2002
AIM/JNL Premier Equity II Division (k)	
Accumulation unit value:	
Beginning of period	$10.44
End of period	$7.82
Accumulation units outstanding	
at the end of period	60,212
AIM/JNL Small Cap Growth Division (c)	
Accumulation unit value:	
Beginning of period	$11.20
End of period	$8.32
Accumulation units outstanding	
at the end of period	115,709
Alger/JNL Growth Division (h)	
Accumulation unit value:	
Beginning of period	$18.09
End of period	$12.86
Accumulation units outstanding	
at the end of period	70,730
Alliance Capital/JNL Growth Division (i)	
Accumulation unit value:	
Beginning of period	$10.64
End of period	$7.82
Accumulation units outstanding	
at the end of period	167,394
Eagle/JNL Core Equity Division (l)	
Accumulation unit value:	
Beginning of period	$6.51
End of period	$13.56
Accumulation units outstanding	
at the end of period	143,943
Eagle/JNL SmallCap Equity Division (i)	
Accumulation unit value:	
Beginning of period	$15.89
End of period	$12.30
Accumulation units outstanding	
at the end of period	110,384
Janus/JNL Aggressive Growth Division (i)	
Accumulation unit value:	
Beginning of period	$24.60
End of period	$18.10
Accumulation units outstanding	
at the end of period	36,898

Investment Divisions	December 31, 2002
Janus/JNL Balanced Division (g)	
Accumulation unit value:	
Beginning of period	$8.99
End of period	$8.48
Accumulation units outstanding	
at the end of period	231,323
Janus/JNL Capital Growth Division (n)	
Accumulation unit value:	
Beginning of period	$17.82
End of period	$13.76
Accumulation units outstanding	
at the end of period	26,363
JPMorgan/JNL Enhanced S&P 500 Stock Index Division (g)	
Accumulation unit value:	
Beginning of period	$7.54
End of period	$6.01
Accumulation units outstanding	
at the end of period	93,034
JPMorgan/JNL International Value Division (r)	
Accumulation unit value:	
Beginning of period	$6.32
End of period	$6.38
Accumulation units outstanding	
at the end of period	1,450
Lazard/JNL Mid Cap Value Division (c)	
Accumulation unit value:	
Beginning of period	$13.26
End of period	$11.17
Accumulation units outstanding	
at the end of period	198,629
Lazard/JNL Small Cap Value Division (c)	
Accumulation unit value:	
Beginning of period	$11.63
End of period	$9.51
Accumulation units outstanding	
at the end of period	216,551
Mellon Capital Management/JNL Bond Index Division (c)	
Accumulation unit value:	
Beginning of period	$9.95
End of period	$10.74
Accumulation units outstanding	
at the end of period	221,612

Investment Divisions	December 31, 2002
Mellon Capital Management/JNL International Index Division (c)	
Accumulation unit value:	
Beginning of period	$9.76
End of period	$8.54
Accumulation units outstanding	
at the end of period	175,966
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division (c)	
Accumulation unit value:	
Beginning of period	$10.05
End of period	$8.51
Accumulation units outstanding	
at the end of period	251,940
Mellon Capital Management/JNL S&P 500 Index Division (c)	
Accumulation unit value:	
Beginning of period	$9.83
End of period	$7.70
Accumulation units outstanding	
at the end of period	508,853
Mellon Capital Management/JNL Small Cap Index Division (c)	
Accumulation unit value:	
Beginning of period	$9.93
End of period	$7.93
Accumulation units outstanding	
at the end of period	203,149
Oppenheimer/JNL Global Growth Division (c)	
Accumulation unit value:	
Beginning of period	$8.90
End of period	$7.06
Accumulation units outstanding	
at the end of period	321,692
Oppenheimer/JNL Growth Division (c)	
Accumulation unit value:	
Beginning of period	$9.01
End of period	$6.90
Accumulation units outstanding	
at the end of period	111,024
PIMCO/JNL Total Return Bond Division (c)	
Accumulation unit value:	
Beginning of period	$12.53
End of period	$13.28
Accumulation units outstanding	
at the end of period	813,642

Investment Divisions	December 31, 2002
PPM America/JNL Balanced Division (j)	
Accumulation unit value:	
Beginning of period	$18.58
End of period	$17.91
Accumulation units outstanding	
at the end of period	206,144
PPM America/JNL High Yield Bond Division (g)	
Accumulation unit value:	
Beginning of period	$13.27
End of period	$13.50
Accumulation units outstanding	
at the end of period	291,239
PPM America/JNL Money Market Division (l)	
Accumulation unit value:	
Beginning of period	$12.67
End of period	$12.66
Accumulation units outstanding	
at the end of period	540,701
PPM America/JNL Value Division (s)	
Accumulation unit value:	
Beginning of period	$10.92
End of period	$10.94
Accumulation units outstanding	
at the end of period	1,938
Putnam/JNL Equity Division (c)	
Accumulation unit value:	
Beginning of period	$18.84
End of period	$14.71
Accumulation units outstanding	
at the end of period	22,207
Putnam/JNL International Equity Division (p)	
Accumulation unit value:	
Beginning of period	$12.12
End of period	$9.45
Accumulation units outstanding	
at the end of period	98,850
Putnam/JNL Midcap Growth Division (c)	
Accumulation unit value:	
Beginning of period	$6.83
End of period	$4.95
Accumulation units outstanding	
at the end of period	96,014

Investment Divisions	December 31, 2002
Putnam/JNL Value Equity Division (c)	
Accumulation unit value:	
Beginning of period	$18.74
End of period	$15.20
Accumulation units outstanding	
at the end of the period	69,138
S&P/JNL Aggressive Growth Division I (a)	
Accumulation unit value:	
Beginning of period	$11.31
End of period	$9.24
Accumulation units outstanding	
at the end of period	703,200
S&P/JNL Conservative Growth Division I (b)	
Accumulation unit value:	
Beginning of period	$11.00
End of period	$10.17
Accumulation units outstanding	
at the end of period	1,273,119
S&P/JNL Core Index 100 Division (b)	
Accumulation unit value:	
Beginning of period	$9.76
End of period	$8.57
Accumulation units outstanding	
at the end of period	324,746
S&P/JNL Core Index 50 Division (o)	
Accumulation unit value:	
Beginning of period	$10.05
End of period	$7.75
Accumulation units outstanding	
at the end of period	57,017
S&P/JNL Core Index 75 Division (m)	
Accumulation unit value:	
Beginning of period	$9.90
End of period	$8.16
Accumulation units outstanding	
at the end of period	129,059
S&P/JNL Equity Aggressive Growth Division I (i)	
Accumulation unit value:	
Beginning of period	$10.48
End of period	$8.31
Accumulation units outstanding	
at the end of period	173,536

Investment Divisions	December 31, 2002
S&P/JNL Equity Growth Division I (f)	
Accumulation unit value:	
Beginning of period	$10.02
End of period	$8.15
Accumulation units outstanding	
at the end of period	418,949
S&P/JNL Moderate Growth Division I (f)	
Accumulation unit value:	
Beginning of period	$10.98
End of period	$9.91
Accumulation units outstanding	
at the end of period	2,128,050
S&P/JNL Very Aggressive Growth Division I (d)	
Accumulation unit value:	
Beginning of period	$10.78
End of period	$8.66
Accumulation units outstanding	
at the end of period	165,737
Salomon Brothers/JNL Global Bond Division (h)	
Accumulation unit value:	
Beginning of period	$15.17
End of period	$16.09
Accumulation units outstanding	
at the end of the period	82,513
Salomon Brothers/JNL U.S. Government & Quality Bond Division (e)	
Accumulation unit value:	
Beginning of period	$14.31
End of period	$15.55
Accumulation units outstanding	
at the end of period	461,407
T. Rowe Price/JNL Established Growth Division (c)	
Accumulation unit value:	
Beginning of period	$23.82
End of period	$18.84
Accumulation units outstanding	
at the end of period	118,105
T. Rowe Price/JNL Mid-Cap Growth Division (c)	
Accumulation unit value:	
Beginning of period	$26.73
End of period	$21.45
Accumulation units outstanding	
at the end of period	118,982

Investment Divisions	December 31, 2002
T. Rowe Price/JNL Value Division (c)	
Accumulation unit value:	
Beginning of period	$10.98
End of period	$9.15
Accumulation units outstanding	
at the end of period	440,080
First Trust/JNL The Dow^{SM} Target 10 Division (h)	
Accumulation unit value:	
Beginning of period	$8.46
End of period	$7.72
Accumulation units outstanding	
at the end of period	952,638
First Trust/JNL The S&P ^(R) Target 10 Division (q)	
Accumulation unit value:	
Beginning of period	$9.80
End of period	$7.41
Accumulation units outstanding	
at the end of period	740,159
First Trust/JNL The Global Target 15 Division (q)	
Accumulation unit value:	
Beginning of period	$8.97
End of period	$7.19
Accumulation units outstanding	
at the end of period	690,608
First Trust/JNL Target 25 Division (q)	
Accumulation unit value:	
Beginning of period	$9.73
End of period	$7.69
Accumulation units outstanding	
at the end of period	736,121
First Trust/JNL Target Small-Cap Division (q)	
Accumulation unit value:	
Beginning of period	$15.23
End of period	$11.50
Accumulation units outstanding	
at the end of period	481,052

(a)   Commencement of operations January 25, 2002.
(b)   Commencement of operations January 29, 2002.
(c)   Commencement of operations February 1, 2002.
(d)   Commencement of operations February 4, 2002.
(e)   Commencement of operations February 5, 2002.
(f)   Commencement of operations February 6, 2002.
(g)   Commencement of operations February 7, 2002.
(h)   Commencement of operations February 8, 2002.
(i)   Commencement of operations February 11, 2002.
(j)   Commencement of operations February 12, 2002.

(k)   Commencement of operations February 13, 2002.
(l)   Commencement of operations February 19, 2002.
(m)   Commencement of operations March 1, 2002.
(n)   Commencement of operations March 4, 2002.
(o)   Commencement of operations March 5, 2002.
(p)   Commencement of operations March 18, 2002.
(q)   Commencement of operations May 6, 2002.
(r)   Commencement of operations November 1, 2002.
(s)   Commencement of operations November 4, 2002.

Accumulation Unit Values
Contract - M&E&A 2.395% with the following possible combinations of benefits:
Combination Death Benefit and Earnings Protection and Premium Credit 2% and 20% Additional Withdrawal
Combination Death Benefit and Earnings Protection and Premium Credit 2% and Five Year Withdrawal Charge Period
Combination Death Benefit and Premium Credit 2% and Five Year Withdrawal Charge Period and 20% Additional Withdrawal

The following table shows accumulation unit values at the beginning and end of the periods indicated as well as the number of accumulation units outstanding for each division as of the end of the periods indicated. This information has been taken from the Separate Account's financial statements. This information should be read together with the Separate Account's financial statements and related notes which are in the SAI.

Investment Divisions	**December 31, 2002**
AIM/JNL Large Cap Growth Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
AIM/JNL Premier Equity II Division (a)	
Accumulation unit value:	
Beginning of period	$8.01
End of period	$7.71
Accumulation units outstanding	
at the end of period	3,581
AIM/JNL Small Cap Growth Division (a)	
Accumulation unit value:	
Beginning of period	$8.07
End of period	$8.20
Accumulation units outstanding	
at the end of period	4,314
Alger/JNL Growth Division (e)	
Accumulation unit value:	
Beginning of period	$16.41
End of period	$11.76
Accumulation units outstanding	
at the end of period	4,707

Investment Divisions	December 31, 2002
Alliance Capital/JNL Growth Division (a)	
Accumulation unit value:	
Beginning of period	$7.99
End of period	$7.36
Accumulation units outstanding	
at the end of period	1,794
Eagle/JNL Core Equity Division (e)	
Accumulation unit value:	
Beginning of period	$15.88
End of period	$12.54
Accumulation units outstanding	
at the end of period	4,607
Eagle/JNL SmallCap Equity Division (e)	
Accumulation unit value:	
Beginning of period	$15.67
End of period	$11.37
Accumulation units outstanding	
at the end of period	526
Janus/JNL Aggressive Growth Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
Janus/JNL Balanced Division (c)	
Accumulation unit value:	
Beginning of period	$8.31
End of period	$8.20
Accumulation units outstanding	
at the end of period	461
Janus/JNL Capital Growth Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
JPMorgan/JNL Enhanced S&P 500 Stock Index Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)

Investment Divisions	December 31, 2002
JPMorgan/JNL International Value Division (a)	
Accumulation unit value:	
Beginning of period	$5.98
End of period	$6.00
Accumulation units outstanding	
at the end of period	3,358
Lazard/JNL Mid Cap Value Division (e)	
Accumulation unit value:	
Beginning of period	$12.92
End of period	$10.51
Accumulation units outstanding	
at the end of period	4,872
Lazard/JNL Small Cap Value Division (e)	
Accumulation unit value:	
Beginning of period	$11.75
End of period	$8.95
Accumulation units outstanding	
at the end of period	4,585
Mellon Capital Management/JNL Bond Index Division (d)	
Accumulation unit value:	
Beginning of period	$10.48
End of period	$10.61
Accumulation units outstanding	
at the end of period	232
Mellon Capital Management/JNL International Index Division (d)	
Accumulation unit value:	
Beginning of period	$8.46
End of period	$8.44
Accumulation units outstanding	
at the end of period	287
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division (d)	
Accumulation unit value:	
Beginning of period	$8.57
End of period	$8.41
Accumulation units outstanding	
at the end of period	284
Mellon Capital Management/JNL S&P 500 Index Division (d)	
Accumulation unit value:	
Beginning of period	$7.74
End of period	$7.61
Accumulation units outstanding	
at the end of period	314

Investment Divisions	December 31, 2002
Mellon Capital Management/JNL Small Cap Index Division (g)	
Accumulation unit value:	
Beginning of period	$8.14
End of period	$7.84
Accumulation units outstanding	
at the end of period	955
Oppenheimer/JNL Global Growth Division (e)	
Accumulation unit value:	
Beginning of period	$9.10
End of period	$6.92
Accumulation units outstanding	
at the end of period	3,945
Oppenheimer/JNL Growth Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
PIMCO/JNL Total Return Bond Division (e)	
Accumulation unit value:	
Beginning of period	$11.89
End of period	$12.51
Accumulation units outstanding	
at the end of period	3,013
PPM America/JNL Balanced Division (e)	
Accumulation unit value:	
Beginning of period	$17.79
End of period	$16.28
Accumulation units outstanding	
at the end of period	1,000
PPM America/JNL High Yield Bond Division (c)	
Accumulation unit value:	
Beginning of period	$11.89
End of period	$12.28
Accumulation units outstanding	
at the end of period	6,392
PPM America/JNL Money Market Division (e)	
Accumulation unit value:	
Beginning of period	$11.62
End of period	$11.52
Accumulation units outstanding	
at the end of period	3,289

Investment Divisions	December 31, 2002
PPM America/JNL Value Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
Putnam/JNL Equity Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
Putnam/JNL International Equity Division (a)	
Accumulation unit value:	
Beginning of period	$8.43
End of period	$8.59
Accumulation units outstanding	
at the end of period	5,444
Putnam/JNL Midcap Growth Division (e)	
Accumulation unit value:	
Beginning of period	$6.50
End of period	$4.79
Accumulation units outstanding	
at the end of period	11,129
Putnam/JNL Value Equity Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of the period	N/A (f)
S&P/JNL Aggressive Growth Division I (e)	
Accumulation unit value:	
Beginning of period	$10.74
End of period	$8.71
Accumulation units outstanding	
at the end of period	494
S&P/JNL Conservative Growth Division I (e)	
Accumulation unit value:	
Beginning of period	$10.63
End of period	$9.59
Accumulation units outstanding	
at the end of period	5,769

Investment Divisions	December 31, 2002
S&P/JNL Core Index 100 Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
S&P/JNL Core Index 50 Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
S&P/JNL Core Index 75 Division	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
S&P/JNL Equity Aggressive Growth Division I (e)	
Accumulation unit value:	
Beginning of period	$10.08
End of period	$7.83
Accumulation units outstanding	
at the end of period	2,601
S&P/JNL Equity Growth Division I	
Accumulation unit value:	
Beginning of period	N/A (f)
End of period	N/A (f)
Accumulation units outstanding	
at the end of period	N/A (f)
S&P/JNL Moderate Growth Division I (e)	
Accumulation unit value:	
Beginning of period	$10.86
End of period	$9.34
Accumulation units outstanding	
at the end of period	7,332
S&P/JNL Very Aggressive Growth Division I (e)	
Accumulation unit value:	
Beginning of period	$10.51
End of period	$8.16
Accumulation units outstanding	
at the end of period	6,814

Investment Divisions	December 31, 2002
Salomon Brothers/JNL Global Bond Division (c)	
Accumulation unit value:	
Beginning of period	$14.08
End of period	$14.63
Accumulation units outstanding	
at the end of the period	1,096
Salomon Brothers/JNL U.S. Government & Quality Bond Division (c)	
Accumulation unit value:	
Beginning of period	$13.91
End of period	$14.14
Accumulation units outstanding	
at the end of period	717
T. Rowe Price/JNL Established Growth Division (e)	
Accumulation unit value:	
Beginning of period	$21.52
End of period	$17.14
Accumulation units outstanding	
at the end of period	1,621
T. Rowe Price/JNL Mid-Cap Growth Division (e)	
Accumulation unit value:	
Beginning of period	$25.38
End of period	$19.50
Accumulation units outstanding	
at the end of period	1,779
T. Rowe Price/JNL Value Division (c)	
Accumulation unit value:	
Beginning of period	$8.93
End of period	$8.85
Accumulation units outstanding	
at the end of period	2,901
First Trust/JNL The Dow[SM] Target 10 Division (b)	
Accumulation unit value:	
Beginning of period	$6.70
End of period	$7.40
Accumulation units outstanding	
at the end of period	3,724
First Trust/JNL The S&P (R) Target 10 Division (b)	
Accumulation unit value:	
Beginning of period	$7.41
End of period	$7.09
Accumulation units outstanding	
at the end of period	3,373

Investment Divisions	**December 31, 2002**
First Trust/JNL The Global Target 15 Division (b)	
Accumulation unit value:	
Beginning of period	$7.22
End of period	$6.88
Accumulation units outstanding	
at the end of period	3,440
First Trust/JNL Target 25 Division (b)	
Accumulation unit value:	
Beginning of period	$7.28
End of period	$7.37
Accumulation units outstanding	
at the end of period	3,434
First Trust/JNL Target Small-Cap Division (b)	
Accumulation unit value:	
Beginning of period	$10.39
End of period	$11.01
Accumulation units outstanding	
at the end of period	2,747

(a) Commencement of operations October 22, 2002.
(b) Commencement of operations July 22, 2002.
(c) Commencement of operations September 6, 2002.
(d) Commencement of operations September 16, 2002.
(e) Commencement of operations May 17, 2002.
(f) These investment divisions had not commenced operations at December 31, 2002.
(g) Commencement of operations June 17, 2002.

All other accumulation unit value history can be found in the SAI.

The consolidated balanced sheets of Jackson National Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2002, and the financial statements of Jackson National Life Insurance Company's Jackson National Separate Account - I as of December 31, 2002, are included in the SAI.

The Separate Account's financial and the financial statements of Jackson National have been audited by KPMG LLP, independent accountants.

THE ANNUITY CONTRACT

You may choose among fixed and variable allocation options in both the accumulation and income phases of your Contract, as then currently available.

Your Contract is a Contract between you, the owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity Contract. We will generally not issue a Contract to someone older than 90. You may allocate your contract values to

- our Guaranteed Fixed Accounts, as may be made available by us, or as may be otherwise limited by us,
- our Indexed Fixed Option, as may be made available by us, or as may be otherwise limited by us, or to
- Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity Contracts, has two phases:

- the **accumulation phase**, when you make premium payments to us, and
- the **income phase**, when we make income payments to you.

As the owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment. An assignment may be a taxable event.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group Contract. In those states where Contracts are issued as group Contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s).”

JACKSON NATIONAL

We are a life insurance company and issue annuities and life insurance Contracts.

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner, the number and type of Contracts issued to each owner, and records with respect to the value of each Contract.

THE FIXED ACCOUNTS

Contract value that you allocate to a Fixed Account option will be placed with other assets in our general account. The Fixed Account options are not registered with the SEC, and the SEC does not review the information we provide to you about them. Disclosures regarding the Fixed Account options, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Both the availability of Fixed Account options, and transfers into and out of the Fixed Account options, may be subject to contractual and administrative requirements. Accordingly, before purchasing a Contract, you should

The Fixed Accounts are not securities. Your allocations to any Fixed Account will accumulate at least at the minimum guaranteed rate of that Fixed Account.

consult your JNL representative with respect to the current availability of Fixed Accounts and their limitations.

Each available **Guaranteed Fixed Account** offers a minimum interest rate that we guarantee for a specified period (for example, one, three, five or seven years). We guarantee principal and interest of any contract values while they are allocated to a Guaranteed Fixed Account if amounts allocated to the account are not withdrawn until the end of the chosen duration. The value of a Guaranteed Fixed Account may be reduced by an "**excess interest adjustment"** and a withdrawal charge if you make a withdrawal prior to the end of the Guaranteed Fixed Account period, but will never be less than the premium payments, minus any applicable premium tax and transfers allocated to the Guaranteed Fixed Accounts, *minus* transfers, withdrawals, and charges from the Guaranteed Fixed Account, accumulated at 2% for the first 10 years and 3% thereafter (3% in all years for contracts issued prior to August 18, 2003 or issued in the following states: Connecticut, Indiana, Oregon, Texas, Washington), *minus* any withdrawal charges or any tax due. Your Contract contains a more complete description of the Guaranteed Fixed Accounts, as supplemented by our administrative requirements relating to transfers.

Both the availability of Fixed Account options, and transfers into and out of the Fixed Account options, may be subject to contractual and administrative limitations.

For Contract owners who purchased their Contract between June 4, 2003 and August 17, 2003, the three, five and seven year Guaranteed Fixed Accounts were not available if the 3% or 4% contract enhancement was selected (for the 2% contract enhancement, these restrictions were in place between July 14, 2003 and August 17, 2003). You may allocate premiums to the 1 year Guaranteed Fixed Account, but the amount in the 1 year Guaranteed Fixed Account will be automatically transferred on a monthly basis in equal installments to your choice of investment division within 12 months of the date the Company receives the premium. At the end of the period, all amounts in the 1 year Guaranteed Fixed Account will have been transferred, The amount will be determined based on the amount allocated to the 1 year Guaranteed Fixed Account and the interest rate guaranteed for that option. Charges, withdrawals and additional transfers taken from the 1 year Guaranteed Fixed Account will shorten the length of time it takes to deplete the account. These automatic transfers will not count against the 15 free transfers in a Contract year.

Interest will continue to be credited daily on the account balance remaining in the 1year Guaranteed Fixed Account as funds are automatically transferred into your choice of investment division options. However, the effective yield over the 12 month automatic transfer period will be less than the interest rate declared, as it will be applied to a declining balance in the 1 year Guaranteed Fixed Account.

The **DCA+ Fixed Accounts, if available,** each offer a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Accounts. From time to time, we will offer special enhanced rates on the DCA+ Fixed Accounts. DCA+ Fixed Accounts are only available for new premiums.

The **Indexed Fixed Option, if available,** offers an interest rate that is guaranteed to be at least 3% per year and may be higher based on changes in the S&P 500 Composite Stock Price Index. If you make a withdrawal prior to the end of the specified term, however, the value of your Indexed Fixed Option will be the amount allocated to the Indexed Fixed Option accumulated at 3% per year, less any amounts cancelled or withdrawn for charges, deductions or withdrawals, any tax due, and any withdrawal charges. The Indexed Fixed Option is described in your Contract and supplementary materials your agent can provide you. The Indexed Fixed Option is not available if you select the Three-Year Withdrawal Charge Period option.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your allocations to Investment Divisions are invested in underlying Funds and whether you make or lose money depends on the investment performance of those Funds.

You can allocate your contract value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Allocation Options at any one time. Each Investment Division purchases the shares of one underlying **Fund** (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Guaranteed Fixed Accounts. **However, this is not guaranteed. It is possible for you to lose your money allocated to any of the Investment Divisions.** If you allocate contract values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The Funds, Investment Objectives and Advisers

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
JNL Series Trust		
AIM/JNL Large Cap Growth	Seeks long-term growth of capital by investing in securities of large-capitalization companies.	Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)
AIM/JNL Small Cap Growth	Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-cap companies.	Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)
AIM/JNL Premier Equity II	Seeks to achieve long-term growth by investing primarily in equity securities, including convertible securities.	Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
Alger/JNL Growth	Seeks long-term capital appreciation by investing at least 65% of its total assets in a diversified portfolio of equity securities - common stock, preferred stock, and securities convertible into or exchangeable for common stock - of large companies which trade on U.S. exchanges or in the U.S. over-the-counter market.	Jackson National Asset Management, LLC (and Fred Alger Management, Inc.)
Alliance Capital/JNL Growth	Seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks or securities with common stock characteristics that the sub-adviser believes have the potential for capital appreciation, which include securities convertible into or exchangeable for common stock.	Jackson National Asset Management, LLC (and Alliance Capital Management L.P.)
Eagle/JNL Core Equity	Seeks long-term capital appreciation and, secondarily, current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stock of U.S. companies that meet the criteria for one of three separate equity strategies: the growth equity strategy, the value equity strategy and the equity income strategy.	Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)
Eagle/JNL SmallCap Equity	Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of securities represented by the Russell 2000.	Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)
JPMorgan/JNL Enhanced S&P 500 Stock Index	Seeks high total return from a broadly diversified portfolio of equity securities by investing in a diversified portfolio of large- and medium-capitalization U.S. companies.	Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)
JPMorgan/JNL International Value	Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.	Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)
Janus/JNL Aggressive Growth	Seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of U.S. and foreign companies selected for their growth potential.	Jackson National Asset Management, LLC (and Janus Capital Management, LLC)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
Janus/JNL Balanced	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.	Jackson National Asset Management, LLC (and Janus Capital Management, LLC)
Janus/JNL Capital Growth	Seeks long-term growth of capital in a manner consistent with the preservation of capital through a non-diversified portfolio consisting primarily of common stocks of U.S. and foreign companies selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies.	Jackson National Asset Management, LLC (and Janus Capital Management, LLC)
Janus/JNL Global Equities	Seeks long-term growth of capital in a manner consistent with the preservation of capital through a diversified portfolio of equity securities of foreign and domestic issuers.	Jackson National Asset Management, LLC (and Janus Capital Management, LLC)
Lazard/JNL Mid Cap Value	Seeks capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued based on their return on equity.	Jackson National Asset Management, LLC (and Lazard Asset Management)
Lazard/JNL Small Cap Value	Seeks capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented by the Russell 2000® Index that the sub-adviser believes are undervalued based on their return on equity.	Jackson National Asset Management, LLC (and Lazard Asset Management)
Mellon Capital Management/JNL S&P 500 Index	Seeks to match the performance of the S&P 500® Index to provide long-term capital growth by investing in large-capitalization company securities.	Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Mellon Capital Management/JNL S&P 400 Mid Cap Index	Seeks to match the performance of the S&P 400® Index to provide long-term capital growth by investing in equity securities of medium capitalization weighted domestic corporations.	Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
Mellon Capital Management/JNL Small Cap Index	Seeks to match the performance of the Russell 2000® Index to provide long-term growth of capital by investing in equity securities of small to mid-size domestic corporations.	Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Mellon Capital Management/JNL International Index	Seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Free Index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.	Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Mellon Capital Management/JNL Bond Index	Seeks to match the performance of the Lehman Brothers Aggregate Bond Index to provide a moderate rate of income by investing in domestic fixed-income investments.	Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Oppenheimer/JNL Global Growth	Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.	Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)
Oppenheimer/JNL Growth	Seeks capital appreciation by investing mainly in common stocks of "growth companies." The Fund currently focuses on stocks of companies having a large capitalization (currently more than $12 billion) or mid-capitalization ($2 billion to $12 billion), but this focus could change over time as well as the companies the Fund considers to be currently large and mid-capitalization.	Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)
PIMCO/JNL Total Return Bond	Seeks maximum total return, consistent with the preservation of capital and prudent investment management, by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of investment-grade, fixed-income securities of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents.	Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
PPM America/JNL Balanced	Seeks reasonable income, long-term capital growth and preservation of capital by investing primarily in a diversified portfolio of common stock and fixed-income securities of U.S. companies, but may also invest in securities convertible into common stocks, deferred debt obligations and zero coupon bonds.	Jackson National Asset Management, LLC (and PPM America, Inc.)
PPM America/JNL High Yield Bond	Seeks to provide a high level of current income, with capital appreciation as a secondary investment objective, by investing substantially in a diversified portfolio of long-term (over 10 years to maturity) and intermediate-term (3 to 10 years to maturity) fixed-income securities of U.S. and foreign issuers, with an emphasis on higher-yielding, higher-risk, lower-rated or unrated bonds.	Jackson National Asset Management, LLC (and PPM America, Inc.)
PPM America/JNL Money Market	Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.	Jackson National Asset Management, LLC (and PPM America, Inc.)
PPM America/JNL Value	Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies.	Jackson National Asset Management, LLC (and PPM America, Inc.)
Putnam/JNL Equity	Seeks long-term capital growth by investing primarily in a diversified portfolio of common stock of domestic, large-capitalization companies. However, the Fund may also invest in preferred stocks, bonds, convertible preferred stock and convertible debentures if the sub-adviser believes that they offer the potential for capital appreciation.	Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)
Putnam/JNL International Equity	Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio consisting primarily of common stocks of non-U.S. companies. The Fund invests in foreign securities that the sub-adviser believes offer significant potential for long-term appreciation.	Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)
Putnam/JNL Midcap Growth	Seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on growth stocks which are stocks whose earnings the sub-adviser believes are likely to grow faster than the economy as a whole.	Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
Putnam/JNL Value Equity	Seeks capital growth, with income as a secondary objective, by investing primarily in a diversified portfolio of equity securities of domestic, large-capitalization companies. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal market conditions, in equity securities.	Jackson National Asset Management, LLC (and Putnam Investment Management, Inc.)
Salomon Brothers/JNL Global Bond	Seeks a high level of current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of fixed-income investments.	Jackson National Asset Management, LLC (and Salomon Brothers Asset Management Inc.)
Salomon Brothers/JNL U.S. Government & Quality Bond	Seeks a high level of current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in: (i) U.S. Treasury obligations; (ii) obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. Government; and (iii) mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. Government.	Jackson National Asset Management, LLC (and Salomon Brothers Asset Management Inc.)
S&P/JNL Conservative Growth I	Seeks capital growth and current income by investing in a diversified group of other Funds of the Trust that invest in equity and fixed income securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Moderate Growth I	Seeks capital growth with current income as a secondary objective by investing in a diversified group of other Funds of the Trust that invest in equity and fixed income securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Aggressive Growth I	Seeks capital growth by investing in a diversified group of other Funds of the Trust that invest in equity and fixed income securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Very Aggressive Growth I	Seeks capital growth by investing in a diversified group of other Funds of the Trust that invest in equity securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
S&P/JNL Equity Growth I	Seeks capital growth by investing in a diversified group of other Funds of the Trust that invest primarily in equity securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Equity Aggressive Growth I	Seeks capital growth by investing in a diversified group of other Funds of the Trust that invest primarily in equity securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Core Index 50	Seeks capital growth and current income by investing 50% of the Fund's assets in the index funds of the Trust and 50% in a diversified group of other Funds of the Trust that invest in equity and fixed income securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Core Index 75	Seeks capital growth and current income by investing 75% of the Fund's assets in the index funds of the Trust and 25% in a diversified group of other Funds of the Trust that invest in equity and fixed income securities.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
S&P/JNL Core Index 100	Seeks capital growth and current income by investing in the index funds of the Trust and the money market fund.	Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)
T. Rowe Price/JNL Established Growth	Seeks long-term growth of capital and increasing dividend income by investing primarily in a diversified portfolio of common stocks of well-established U.S. growth companies.	Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
T. Rowe Price/JNL Mid-Cap Growth	Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stocks of medium-sized (mid-cap) U.S. companies which the sub-adviser expects to grow at a faster rate than the average company.	Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)
T. Rowe Price/JNL Value	Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective. In taking a value approach to investment selection, at least 65% of its total assets will be invested in common stocks the portfolio manager regards as undervalued.	Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Name of Fund	Investment Objective	Investment Adviser (and Sub-Adviser)
JNL Variable Fund LLC		
First Trust/JNL The Dow^{SM} Target 10	Seeks a high total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stock of the ten companies included in the Dow Jones Industrial Average^{SM} which have the highest dividend yields on a pre-determined selection date.	Jackson National Asset Management, LLC (and First Trust Advisors L.P.)
First Trust/JNL The S&P® Target 10	Seeks a high total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stocks of 10 companies selected from a pre-screened subset of the stocks listed in The S&P 500 Index on a pre-determined selection date.	Jackson National Asset Management, LLC (and First Trust Advisors L.P.)
First Trust/JNL Global Target 15	Seeks a high total return through a combination of capital appreciation and dividend income by investing in the common stocks of the five companies with the lowest per share stock price of the ten companies in each of The Dow Jones Industrial Average^{SM}, the Financial Times Industrial Ordinary Share Index and the Hang Seng Index, respectively, that have the highest dividend yields in the respective index on a pre-determined selection date.	Jackson National Asset Management, LLC (and First Trust Advisors L.P.)
First Trust/JNL Target 25	Seeks a high total return through a combination of capital appreciation and dividend income by investing in the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange on a pre-determined selection date.	Jackson National Asset Management, LLC (and First Trust Advisors L.P.)
First Trust/JNL Target Small-Cap	Seeks a high total return through capital appreciation by investing in a portfolio of common stocks of 40 small capitalization companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market on a pre-determined selection date.	Jackson National Asset Management, LLC (and First Trust Advisors L.P.)

The investment objectives and policies of certain of the Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the result of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers. The Funds described are available only through variable annuity Contracts issued by Jackson National. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Funds and Investment Divisions may be available in the future.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from owners.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract that reduce the investment return of your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charges. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for mortality and expense risk charges. On an annual basis, these charges equal **1.00%** of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Accounts.

Your Contract's charges compensate us for our expenses of selling and administering your Contract and for the services and benefits we provide and the mortality and expense risks we assume under the Contracts.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

- to make income payments for the life of the annuitant during the income phase;
- to waive the withdrawal charge in the event of the owner's death; and
- to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a **$35** ($30 in Washington) annual contract maintenance charge on each anniversary of the **Issue Date** (the date your Contract was issued). We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract anniversary or upon full withdrawal and is taken from the Investment Divisions and Fixed Account options based on the proportion their respective value bears to the contract value less the sum of the Indexed Fixed Option Minimum Values. This charge will be deducted from the Indexed Fixed Options only when the charge exceeds the value of the funds in the Investment Divisions and the Fixed Account options. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for administration charges. On an annual basis, these charges equal **0.15%** of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Accounts. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account. If the initial premium equals $1,000,000 or more, we will waive the Administration Charge. However, we reserve the right to reverse this waiver and reinstate the Administration Charge if withdrawals are made in the first Contract year that result in the contract value falling substantially below $1,000,000, as determined by us.

Transfer Charge. You must pay **$25** for each transfer in excess of 15 in a Contract year. This charge is deducted from the amount that is transferred prior to the allocation to the new Allocation Option. We waive the transfer charge in connection with dollar cost averaging, rebalancing transfers and any transfers we require and we may charge a lesser fee where required by state law.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that contract value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

> ● *Withdrawal charges apply to partial withdrawals in excess of free withdrawal amounts and to any total withdrawal.*
> ● *Free withdrawals do not reduce the total withdrawal charges applicable to a total withdrawal.*
> ● *Withdrawal charges also apply at the Income Date if it is within one year of your Issue Date.*

- **premiums that are no longer subject to a withdrawal charge** (premiums in your annuity for at least seven (three for the three-year withdrawal charge option or five for the five-year withdrawal charge option) years without being withdrawn), *plus*

- **earnings** (excess of your contract value allocated to the Investment Divisions and the Guaranteed Fixed Accounts over your remaining premiums allocated to those accounts)

- during each Contract year **10%** (20% if you have elected the 20% Additional Free Withdrawal endorsement) **of premium** (excluding premium in the Indexed Fixed Option) that remains subject to withdrawal charges and has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract year), *minus* earnings.

We will deduct a withdrawal charge on:

- withdrawals in excess of the free withdrawal amounts, or

- amounts withdrawn in a total withdrawal, or

- amounts applied to income payments on an Income Date that is within one year of the issue date.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Three-Year Withdrawal Charge Period or the Five-Year Withdrawal Charge Period endorsement and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

Withdrawal Charge *(as a percentage of premium payments):*

Completed Years since Receipt of Premium	0	1	2	3	4	5	6	7+
Withdrawal Charge	8.5%	8%	7%	6%	5%	4%	2%	0
Withdrawal Charge if Five-Year Period is Elected	8%	7%	6%	4%	2%	0	0	0
Withdrawal Charge if Three-Year Period is Elected	7.5%	6.5%	5%	0	0	0	0	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

Amounts allocated to an Indexed Fixed Option are not subject to this withdrawal charge. The withdrawal charge applicable to amounts held in that option is described on page 48 and in the supplementary materials and your Contract.

Note: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

- income payments (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract year);

- death benefits;

- withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

- if permitted by your state, withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

- if permitted by your state, withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Account (excluding amounts in the Indexed Fixed Option) (12½% for each of two joint owners) if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National or any of our affiliates. For internal exchanges we will waive the withdrawal charge on existing contracts that have a surrender charge of 7% or less.

Earnings Protection Benefit Charge. If you select the Earnings Protection Benefit Endorsement, you will pay us a charge that equals **0.30%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

Charges for benefits provided in optional endorsements only apply if you elect those endorsements.	**Contract Enhancement Charge.** If you select one of the Contract Enhancements, then for a period of seven Contract years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Guaranteed Fixed Accounts by reducing credited rates (but not below 3%, assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depends upon which of the Contract Enhancements you select:

Contract Enhancement	2%	3%	4%
Charge (on an annual basis)	0.395%	0.42%	0.56%

Contract Enhancement Recapture Charge. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year payments. The amounts of these charges are as follows:

Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payment withdrawn if an optional Contract Enhancement is selected)

Completed Years Since Receipt of Premium[19]	0	1	2	3	4	5	6	7+
Recapture Charge (2% Credit)	2%	2%	1.25%	1.25%	0.5%	0	0	0
Recapture Charge (3% Credit)	3%	3%	2%	2%	2%	1%	1%	0
Recapture Charge (4% Credit)	4%	4%	2.5%	2.5%	2.5%	1.25%	1.25%	0

---

[19] Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts, upon total withdrawals and if your Contract is returned during the free look period.

We do not assess the recapture charge on any amounts paid out as:

- death benefits;

- withdrawals taken under the additional free withdrawal provision;

- withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

- if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

- if permitted by your state, additional withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Accounts (excluding amounts in the Indexed Fixed Option) (12½% for each of two joint owners) if you incur certain serious medical conditions specified in your Contract.

Guaranteed Minimum Income Benefit Charge.
If you select the Guaranteed Minimum Income Benefit, on a calendar quarter basis, you will pay .10% of the Guaranteed Minimum Income Benefit (GMIB) Benefit Base. This charge is deducted from the contract value at the end of each calendar quarter and upon termination of the GMIB on a pro-rata basis using the GMIB Benefit Base as of the date of termination and the number of days since the last deduction. The first GMIB charge will be deducted on a pro-rata basis from the issue date to the end of the first calendar quarter after the issue date. The GMIB Benefit Base is explained on page 54 below. **You should be aware that the GMIB charge will be deducted even if you never use the benefit, and it only applies to certain optional income payments.**

Guaranteed Minimum Withdrawal Benefit Charge.
If you select the Guaranteed Minimum Withdrawal Benefit, you will pay **.35%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This charge will increase to **.55%** upon the first election of a "step-up." We reserve the right to prospectively increase the charge on new issues, upon election of the benefit after issue or upon any election of any "step-up" subject to a maximum charge of **.70%**. The "step-up" is explained on page 51 below. We stop deducting this charge upon the earliest of either the date you annuitize or if your contract value falls to zero.

Optional Death Benefit Charges.
If you select one of the five optional death benefits available under your Contract, you will pay **0.25%**, **0.30%, 0.40%, 0.45% or 0.55%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions, depending on which of the five death benefit options you select. For Contracts issued prior to August 18, 2003, you will pay 0.15% or 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions, depending on which of the three death benefit options you select. We stop deducting this charge on the date you annuitize.

Three-Year Withdrawal Charge Period.
If you select the optional three-year withdrawal charge period feature, you will pay **0.45%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

Five-Year Withdrawal Charge Period.
If you select the optional five-year withdrawal charge period feature, you will pay **0.30%** on an annual basis of the average

daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

20% Additional Free Withdrawal Charge. If you select the optional feature that permits you to withdraw up to 20% of premiums (excluding premiums allocated to the Indexed Fixed Option) that are still subject to a withdrawal charge minus earnings during a Contract year without a withdrawal charge, you will pay **0.30%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

- (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

- (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charge. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.

Certain Funds pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Fund by the adviser. The Janus/JNL Global Equities Fund, JPMorgan/JNL International Value Fund, the Mellon Capital Management/JNL International Index Fund, the Oppenheimer/JNL Global Growth Fund, the Putnam/JNL International Equity Fund and all of the First Trust/JNL Funds except the First Trust/JNL Global Target 15 Fund pay an administrative fee of .15%; the First Trust/JNL Global Target 15 Fund pays an administrative fee of .20%; the nine S&P/JNL Funds pay an administrative fee of .05%; the other Funds pay a .10% administrative fee. The Management and Administrative Fee and the Total Fund Annual Expenses columns in the Fund Annual Expenses table reflect the inclusion of any applicable administrative fee.

> *If your state or the federal government tax us because of your Contract, we charge you for those taxes.*

Premium Taxes. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your contract values for them. Premium taxes generally range from 0% to 3.5% (the amount of state premium tax, if any, will vary from state to state), depending on the state.

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of an Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

Distribution of Contracts. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly owned subsidiary of Jackson National.

We pay brokers commissions for selling Contracts.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. If you elect the optional Three Year Withdrawal Charge Period endorsement, a lower commission will be paid to the registered representative who sells you your contract than if you elect to purchase the product without that endorsement. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. We are affiliated with the following broker-dealers:

- National Planning Corporation,
- SII Investments, Inc.,
- IFC Holdings, Inc. D/B/A Invest Financial Corporation, and
- Investment Centers of America, Inc.

PURCHASES

Minimum Initial Premium:

- $5,000 under most circumstances.
- $2,000 for a qualified plan Contract.

Minimum Additional Premiums:

- $500 for a qualified or non-qualified plan.
- $50 for an automatic payment plan.
- You can pay additional premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce contract values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Guaranteed Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for each Guaranteed Fixed Account and Investment Division. The Indexed Fixed Option has initial and subsequent allocation minimums of $5,000. We reserve the right to restrict availability or impose restrictions on the Guaranteed Fixed Accounts and Indexed Fixed Account.

Maximum Premiums:

- The maximum aggregate premiums you may make without our prior approval is $1 million.

The payment of subsequent premium payments relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefit, the GMIB and the GMWB.

Allocations of Premium. You may allocate your premiums to one or more of the Allocation Options. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

You may select no more than 18 Allocation Options (Investment Divisions plus the Fixed Accounts) at any one time.

Although more than 18 Investment Divisions are available under your Contract, you may not allocate your contract values among more than 18 Allocation Options at any one time.

We will issue your Contract and allocate your first premium within two **business days** (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

Each business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Optional Contract Enhancements are most suitable if you intend to make only your initial premium payment.

Optional Contract Enhancements. If you elect one of our optional Contract Enhancement endorsements, then at the end of any business day in the first Contract year when we receive a premium payment, we will credit your contract values with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. There is a charge that is assessed against the Investment Divisions and the Guaranteed Fixed Accounts for the Contract Enhancements whose amount depends upon which Contract Enhancement you elect. Allocations to the Indexed Fixed Option are not permitted in the first seven years (five years for the 2% Contract Enhancement). We will also impose a Contract Enhancement recapture charge if you

- make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),

- elect to receive payment under an income option, or

- return your Contract during the Free Look period.

The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies, withdrawals of earnings, withdrawals in accordance with an additional free withdrawal, amounts paid out as death benefits or to satisfy minimum distribution requirements of the Internal Revenue Code. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancement options work.

Your contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Guaranteed Fixed Accounts, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven Contract years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract years (five for the 2% Contract Enhancement). As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement. We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven years (five years for the 2% Contract Enhancement) after a first year premium payment. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during Contract years two through seven (five for the 2% Contract Enhancement), you would likely have lower account values than if you had not elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to make substantially all of their premium payments in the first Contract year. Charges for the Contract Enhancement are not assessed after the seventh Contract year (fifth for the 2% Contract Enhancement).

The increased contract value resulting from a Contract Enhancement is reduced during the first seven Contract years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement Charge. If you make premium payments only in the first Contract year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement Charge is applicable, the contract value will be equal to or slightly higher than if you had not selected the Contract Enhancement endorsement, regardless of investment performance. Contract values may also be higher if you pay additional premium payments in the first Contract year, because those additional amounts will be subject to the Contract Enhancement charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

- death benefits computed on the basis of contract value;

- withdrawals taken under the 10% additional free withdrawal provision (or the 20% Additional Free Withdrawal Endorsement, if elected);

- withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;

- if permitted by your state, withdrawals under our:
  - Terminal Illness Benefit;

- Specified Conditions Benefit; or
- Extended Care Benefit. (See pages 47-48 below.)

You may **not** elect the 3% or 4% Contract Enhancement Endorsements with the 20% Additional Free Withdrawal option.

If you purchased your Contract between March 18, 2003 and June 3, 2003, the 3% and 4% Contract Enhancements were not available and the Five- Year Withdrawal Charge Period endorsement could not be elected with the 2% Contract Enhancement.

If you purchased your Contract between June 4, 2003 and August 17, 2003, the three, five and seven year Guaranteed Fixed Accounts were not available if the 3% or 4% contract enhancement was selected.

If you purchased your Contract between July 14, 2003 and August 17, 2003, the three, five and seven year Guaranteed Fixed Accounts were not available if the 2% contract enhancement was selected.

Capital Protection Program. If you select our Capital Protection Program, we will allocate enough of your premium to the Guaranteed Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Guaranteed Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Guaranteed Fixed Account Options are available. You should consult your JNL representative with respect to the current availability of Guaranteed Fixed Accounts, their limitations, and the availability of the Capital Protection program.

For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3.00% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson National receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson National will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guarantee period.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, the Capital Protection Program is not available.

The value of your allocations to Investment Divisions is measured in "accumulation units."

Accumulation Units. Your contract value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "accumulation unit." During the income phase we use a measure called an "annuity unit."

Every business day, we determine the value of an accumulation unit for each of the Investment Divisions by:

- determining the total amount of assets held in the particular Investment Division;

- subtracting any charges and taxes chargeable under the Contract; and

- dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day and may be different for different charges.

When you make a premium payment, we credit your Contract with accumulation units. The number of accumulation units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the accumulation unit for that Investment Division.

TRANSFERS

You may make up to 15 free transfers per Contract year.

You may transfer your contract value among the Investment Divisions at any time, but transfers between an available Fixed Account option and an Investment Division must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable excess interest adjustment, and transfers from the Indexed Fixed Option are not permitted until the end of the Indexed Fixed Option period. There may be periods when we do not offer any Fixed Accounts, or when we impose special transfer requirements on the Fixed Accounts. If a renewal occurs within one year of the Income Date, the Company will credit interest up to the Income Date at the then Current Interest Rate for the Guaranteed Fixed Account Option. You can make 15 transfers every Contract year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in good order, subject to guidelines related to transfers in and out of the Indexed Fixed Option as described in the Contract and the supplementary materials.

We reserve the right to modify your transfer rights if we believe it is necessary to prevent disadvantage to other owners.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, transfers are not allowed from the investment divisions to the Guaranteed Fixed Accounts.

If you purchased your Contract between July 14, 2003 and August 17, 2003 and you purchased the 2% Contract Enhancement, transfers are not allowed from the investment divisions to the Guaranteed Fixed Accounts.

Restrictions on Transfers. To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers among Investment Divisions may be modified if we determine that the exercise by one or more Contract owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the Investment Divisions, and could include, but are not limited to:

- requiring a minimum time period between each transfer;
- limiting transfer requests from an agent acting on behalf of one or more Contract owners or under a power of attorney on behalf of one or more Contract owners; or
- limiting the dollar amount that you may transfer at any one time.

TELEPHONE AND INTERNET TRANSACTIONS

You may transfer your contract values among allocation options by telephone or via the Internet, but withdrawal requests and income payment elections must be in writing.

The Basics. You can request certain transactions by telephone or at www.jnl.com, our Internet Web site. Our Customer Service representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet Web site. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnl.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our Web site, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Service Center number referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all Web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Service Center immediately.

How to Cancel a Transaction. Telephone or Internet transfer requests may currently only be cancelled by calling the Service Center before the close of the New York Stock Exchange on the day the transaction will be processed.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in good order.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

- by making either a partial or complete withdrawal,
- by electing the Systematic Withdrawal Program,
- by electing the Guaranteed Minimum Withdrawal Benefit, or
- by electing to receive income payments.

Your beneficiary can have access to the money in your Contract when a death benefit is paid.

When you make a complete withdrawal you will receive the value of your Contract on the day your request is received by us, *minus* any applicable tax, annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse Contract-owner monies.

Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Guaranteed Fixed Account or Investment Division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the Guaranteed Fixed Account or Investment Division. Amounts may not be withdrawn from the Indexed Fixed Option until all other amounts under the Contract have been withdrawn.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. See "Taxes."

Withdrawals may be taxed, including a possible penalty tax if you are under age 59½.

Waiver of Withdrawal Charges for Certain Emergencies. We will
waive the withdrawal charge (withdrawals from the Investment Divisions and the Guaranteed Fixed Account), but not any excess interest adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

- **Terminal Illness Benefit**, under which we will waive any withdrawal charges on amounts of up to $250,000 of your contract value from the Separate Account and from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;

- **Specified Conditions Benefit**, under which you may make a one-time withdrawal of up to 25% (for joint owners, this benefit applies to each of them for 12½%) of your contract value from the Separate Account and from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) with no withdrawal charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:

We will waive withdrawal charges in several situations where you need money for health care.

- Heart attack
- Stroke
- Coronary artery surgery
- Life-threatening cancer
- Renal failure or
- Alzheimer's disease; and

- **Extended Care Benefit**, under which we will waive any withdrawal charges on amounts of up to $250,000 of your contract value from the Separate Account and from the Fixed Account (excluding amounts in the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

Optional Three-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a three-year withdrawal period with withdrawal charges in contribution years one through three of 7.5%, 6.5% and 5%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is **0.45%** of average daily net asset value of your allocations to the Investment Divisions. If you elect the optional Three Year Withdrawal Charge Period endorsement, a lower commission will be paid to the registered representative who sells you your contract than if you elect to purchase the product without that endorsement. You may **not** elect this option if you elect the Five-Year Withdrawal Charge endorsement or the 20% Additional Free Withdrawal endorsement. In addition, the Indexed Fixed Option is not available if you select the Three-year Withdrawal Charge period.

Optional Five-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is **0.30%** of average daily net asset value of your allocations to the Investment Divisions. If you elect the Optional Five-Year Withdrawal Charge Period and the Indexed Fixed Option, the withdrawal charge for the Indexed Fixed Option which normally has a 7-year schedule (8.5, 8, 7, 6, 5, 4, 2) will be modified to a 5-year schedule (8, 7, 6, 4, 2, 0). We reserve the right to restrict the percent of premium that may be allocated to the IFO. You may **not** elect this option if you elect the Three-Year Withdrawal Charge endorsement.

The charges for the Five-year or Three-year Withdrawal Charge Period options continue for as long as one holds the Contract. The potential benefits of those options normally will persist for no more than four-to-six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefits persist for a longer time than for a Contract where only the initial payment is made). In the case of some surrenders in the third contact year, the Five-year Withdrawal Charge Period does not provide a benefit and may even impose a small detriment.

If you purchased your Contract between March 18, 2003 and August 17, 2003, the Five-Year Withdrawal Charge Period endorsement could not be elected with the 2% Contract Enhancement.

20% Additional Free Withdrawal. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of premiums that are subject to a withdrawal charge (excluding premiums allocated to the Indexed Fixed Option), minus earnings, during a Contract year without a withdrawal charge and you will pay **0.30%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Additional Free Withdrawal. In addition, the 20% Free Withdrawal Endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals. The 20% Free Withdrawal Endorsement provides extra liquidity in any market environment but, when it is elected in combination with the GMWB, taking full advantage of the benefit in a declining market will have an adverse effect on the GMWB if your contract value falls below your Guaranteed Withdrawal Balance. **Any time you use the 20% Free Withdrawal Endorsement when the amount of the withdrawal exceeds the GAWA and the contract value is less than the GWB, it is disadvantageous.** You may **not** elect this option if you elect the 3% or 4% Contract Enhancement Endorsements or if you elect the Three-year Withdrawal Charge Period.

Guaranteed Minimum Withdrawal Benefit. The following description of the GMWB is supplemented by some examples in Appendix C that may assist you in understanding how the GMWB calculations are made in certain circumstances. The GMWB permits you to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the amount of net premium payments made (if elected after issue the contract value, less any recapture charges that would be paid were you to make a full withdrawal, will be used instead of the net premium payment at issue). The GMWB can be elected after issue during the 30 calendar day period prior to any Contract anniversary and will be effective as of the Contract anniversary following receipt of the request in good order. Once elected, the GMWB may not be terminated. We will continue to deduct the charge until the earliest of either annuitization or the date on which the contract value falls to zero. If you elect the GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the guaranteed amount available for partial withdrawals (the Guaranteed Withdrawal Balance ("GWB")). If you elect the GMWB at a later date your contract value, less any recapture charges that would be paid were you to make a full withdrawal, on the date we add the endorsement will be used to determine the GWB. The GWB can never be more than $5 million. The GWB is reduced with each withdrawal you take. This will not be available for owners older than age 80 on the issue or election date. **Availability may be limited to the issue date.**

Once the GWB has been determined, we calculate the maximum annual partial withdrawal amount (Guaranteed Annual Withdrawal Amount ("GAWA")). Upon election, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract year do not exceed 7%. If you do not take 7% in one Contract year, you may not take more than 7% the next Contract year. If you withdraw more than the 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract year until the GWB has been depleted.

Although any withdrawal charges or adjustments are part of the amount of the partial withdrawals that are counted toward the 7% permissible annual withdrawals, the annual

The GMWB permits you to make partial withdrawals, prior to the income date, that in total, equal the amount of net premium payments made. Read carefully the timing restrictions on election and the values that are used in calculating this benefit.

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10% free withdrawal feature will eliminate any withdrawal charges on those partial withdrawals. Any adjustments only apply if the partial withdrawals are from the Guaranteed Fixed Accounts.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. When you make a subsequent premium payment, the GAWA will increase by 7% of the increase in the GWB. We reserve the right to restrict subsequent premium payments and the total GWB.

If you withdraw more than the GAWA in any one Contract year, the GWB may be reduced by more than the amount of the withdrawal, and may be reset to equal the then current contract value. The GAWA may also be reduced.

If the total of your partial withdrawals made in the current Contract year are greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Please refer to the examples in Appendix C for supplemental information about the impact of partial withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract year is less than or equal to the GAWA, the GWB is equal to the greater of:

- the GWB prior to the partial withdrawal less the partial withdrawal; or
- zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract year is greater than the GAWA, the GWB is equal to the lesser of:

- the contract value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
- the GWB prior to the partial withdrawal less the partial withdrawal, or zero, if greater.

If all your partial withdrawals made in the current Contract year are less than or equal to the GAWA, the GAWA is the lesser of:

- the GAWA prior to the partial withdrawal; or
- the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract year is greater than the GAWA, the GAWA is equal to the lesser of:

- the GAWA prior to the partial withdrawal, or
- the GWB after the partial withdrawal, or
- 7% of the greater of:
  1. the contract value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
  2. the GWB after the partial withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any applicable charges and adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.

On or during the seven calendar day period following certain Contract anniversaries, you may choose to "step-up" the GWB to equal your contract value. The request will be processed and effective on the day we receive the request in good order. No request for a "step-up" will be processed after the seventh calendar day following the Contract anniversary. Your GAWA then becomes the greater of: (i) 7% of the contract value on the effective date of the "step-up" or (ii) the GAWA prior to the "step-up." You would not choose a "step-up" if your current GWB is higher than your contract value.

If you choose this benefit after your Contract is issued (availability may be limited to the issue date), the first "step-up" must be at least five years after the effective date of the endorsement. Subsequent "step-ups" may not be elected until the fifth Contract anniversary after the previous "step-up" and must be elected during the 7 calendar days following a Contract anniversary. On the first "step-up," the GMWB charge will increase. Please see page 39. Before you decide to "step-up," you should contact your JNL representative or the Annuity Service Center.

Spousal Continuation. If the Contract is continued by the spouse the spouse retains all rights previously held by the owner and therefore may elect to add the GMWB feature to the Contract within the 30 days prior to any Contract anniversary following the continuation date of the original Contract's issue date. The GMWB endorsement becomes effective on the Contract anniversary following receipt of the request in good order.

If the spouse continues the Contract and the GMWB endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the contract value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract anniversaries will continue to be based on the anniversary of the original Contract's issue date).

Surrender. If your Contract is surrendered, you will receive your Contract's contract value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the GMWB Endorsement. The GMWB is terminated.

Contract Value Is Zero. If your contract value is reduced to zero as the result of a partial withdrawal or poor fund performance and the GWB after the withdrawal is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB. The total payments will not exceed the current GWB.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the owner, your beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die before the payments have been completed, the remaining payments will be made to the beneficiary.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the annuitant at the time the option becomes effective.

Effect of GMWB on Tax Deferral. The purchase of a GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity Contract. Please consult your tax and financial advisors on this and other matters prior to electing the GMWB.

You may NOT elect both the GMWB and the GMIB. If you have allocated funds to the Indexed Fixed Option, you may NOT elect the GMWB.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You will have to pay taxes on money you receive. You may be subject to a withdrawal charge and an excess interest adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

- the New York Stock Exchange is closed (other than customary weekend and holiday closings);

- under applicable SEC rules, trading on the New York Stock Exchange is restricted;

- under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

- the SEC, by order, may permit for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Fixed Accounts and the Indexed Fixed Option for the period permitted by law, but not more than six months.

INCOME PAYMENTS (THE INCOME PHASE)

In your Contract's income phase, we make regular payments to you.

The income phase of your Contract occurs when you begin receiving regular income payments from us. The **Income Date** is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at any time before the Income Date, but changes of the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70½ under a traditional Individual Retirement Annuity (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70½ or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

The amount of your income payments can be guaranteed or can vary based on the performance of the Investment Divisions you select.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the Allocation Options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

- the amount of your contract value you allocate to the Investment Division(s) on the Income Date;
- the amount of any applicable premium taxes, recapture charges or withdrawal charges deducted from your contract value on the Income Date;
- which income option you select; and
- the investment factors listed in your Contract that translate the amount of your contract value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of annuity units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for option 4 or 4.5% for options 1-3 and, if you select an income option with a life contingency, the age and gender of the annuitant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of annuity units) exceeds the assumed investment rate,

then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.

Income Options. The annuitant is the person whose life we look to when we make income payments (each description assumes that you are the owner and annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

Guaranteed Minimum Income Benefit. The optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. This benefit is only available if

The optional GMIB lets you plan your retirement with greater certainty about the minimum amounts that will be available as fixed income payments on an exercise date at least 10 years after the issue date. Read carefully the age and timing restrictions on issuance and exercise of the GMIB.

- you elect it prior to your Contract's issue date;

- the annuitant is not older than age 75 on the issue date; and

- you exercise it on or within 30 calendar days of your 10th, or any subsequent, Contract anniversary but in no event later than the Contract anniversary immediately following the annuitant's 85th birthday.

The GMIB will terminate and will not be payable at the earliest of:

- the Income Date (if prior to the effective date of the GMIB);

- the 31st calendar day following the Contract anniversary immediately after the annuitant's 85th birthday;

- the date you make a total withdrawal from the Contract;

- upon your death (unless your spouse is your beneficiary, elects to continue the Contract and is eligible for this benefit); or

- if the owner is not a natural person, upon the death of the annuitant.

Once elected, the GMIB cannot be terminated in any other way while your Contract is in force.

You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only types of income payments available under the GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

Option 1 - Life Income,

Option 2 - Joint and Survivor,

Option 3 - Life Annuity with 120 Monthly Periods Fixed, and

Option 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Fixed.

No other income options will be available.

After the 10th Contract anniversary or any subsequent Contract anniversary, the Contract owner must exercise this option prior to the Income Date. The GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract years. Please consult a tax advisor on this and other matters of selecting income options.

The GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of contract value or performance. This benefit does not enhance the amounts paid in partial withdrawals, surrenders or death benefits. If you surrender your Contract, you will not receive any benefit under this endorsement.

Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "**GMIB Benefit Base**." The GMIB Benefit Base is the **greater of (a) or (b), where (a) is**:

- all premiums you have paid (net of any applicable premium taxes); *plus*

- any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; *minus*

- an adjustment (described below) for any withdrawals (including any applicable charges and excess interest adjustments to those withdrawals); *minus*

- annual contract maintenance charges, transfer charges and any applicable non-asset based Contract charges due (other than the GMIB charge) under any optional endorsement; and *minus*

- any taxes incurred, or chargeable under the Contract;

compounded at an annual interest rate of 6% from the date your Contract was issued until the earlier of the date the charge is assessed, the annuitant's 80th birthday or the date the GMIB is exercised;

and (b) is:

- the greatest contract value on any Contract anniversary prior to the annuitant's 81st birthday; *minus*

- an adjustment (described below) for any withdrawals after that Contract anniversary (including any applicable charges and excess interest adjustments for those withdrawals); *plus*

- any premiums paid (net of any applicable premium taxes) after that Contract anniversary; *minus*

- any annual contract maintenance charge, transfer charge, and any applicable non-asset based charges due (other than the GMIB charge) under any optional endorsement deducted after that Contract anniversary; and *minus*

- any taxes deducted after that Contract anniversary.

All adjustments to the GMIB Benefit Base will be deemed to occur at the time of the withdrawal, premium payment, or the deduction of the specified charges or taxes chargeable under the Contract (charges are deducted on a dollar-for-dollar basis). Adjustments for withdrawals (including related charges and excess interest adjustments) will reduce the GMIB Benefit Base in the same proportion that contract value was reduced on the date of that withdrawal. When (a) is greater than (b), not deducting the GMIB charge from (a) increases the GMIB Benefit Base and potentially the monthly income payments, while slightly increasing the GMIB charge.

The GMIB Benefit Base will never exceed:

- 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); *minus*

- any withdrawals (including related charges and excess interest adjustments); *minus*

- annual contract maintenance charges, transfer charges and any applicable non-asset based charges due under any optional endorsement; and *minus*

- taxes incurred since that was issued.

If you are the annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an owner who is a natural person is not the annuitant and the annuitant dies, you (the owner) may select a new annuitant (who must be a person eligible to be an annuitant on the issue date and is age 84 or younger). If the new annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint annuitants, the age of the youngest annuitant will be used for all these determinations.

Among other requirements applicable to Contracts issued to entities/owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of the GMIB is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

You may NOT elect both the GMIB and the GMWB.

DEATH BENEFIT

The death benefit paid to your beneficiary upon your death is calculated as of the date we receive completed claim forms and proof of death from the beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive completed claim forms and due proof of death from the first beneficiary). The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements. If you have a guaranteed minimum death benefit, the difference between the account value and the guaranteed minimum death benefit will be put into your account as of the date we receive completed claim forms and proof of death from the beneficiary of record and will be allocated among investment options according to future allocations on file for your account as of that date. Each beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received.

> *If you die before your Contract's income phase, your beneficiary will be paid at least the greater of your contract value or your net premium payments.*

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Only a spousal beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

- your contract value on the date we receive proof of death and completed claim forms from your beneficiary; or

- the total premiums you have paid since your Contract was issued *minus* prior withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes.

The basic death benefit and the optional death benefits, described below can be paid under one of the following death benefit options:

- single lump sum payment; or

- payment of entire death benefit within 5 years of the date of death; or

- payment of the entire death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy, with the balance of the death benefit payable to the beneficiary.

Under these income options, the beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the beneficiary.

Unless the beneficiary chooses to receive the entire death benefit in a single sum, the beneficiary must elect an income option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your beneficiary is your spouse, he/she may elect to continue the Contract in his/her own name. The Special Spousal Continuation option is one way to continue your Contract. See "Special Spousal Continuation Option" below.

As owner, you may also make a predetermined selection of the death benefit option to be paid if your death occurs before the Income Date. If this Preselected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. The Preselected Death Benefit Option may not be available in your state.

Earnings Protection Benefit. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

An optional Earnings Protection Benefit endorsement (for a charge at an annual rate of 0.30%) adds up to 40% of your Contract's "earnings" to your death benefit. Earnings cannot exceed 250% of the remaining premiums.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are age 70 – 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define **earnings** as the amount by which the sum of your contract value exceeds the **remaining premiums** (premiums not previously withdrawn). For purposes of this calculation, your Indexed Fixed Option value will be the amount allocated to the Indexed Fixed Option accumulated at 3% annually, and adjusted for any amounts cancelled or withdrawn for charges, deductions, withdrawals or any taxes due. If the earnings amount is negative, *i.e.*, the total remaining premiums are greater than your contract value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first Contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the contract value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

- if your Contract is in the income phase at the time of your death;

- if there are no earnings in your Contract; or

- if your spouse exercises the Special Spousal Continuation Option (described below) and either

    o is age 76 or older at the Continuation Date or

    o elects to discontinue the Earnings Protection Benefit.

If you elect this benefit, we will deduct an additional annualized charge of **.30%** of the average daily asset value of your allocations to the Investment Divisions during the accumulation phase of the Contract.

This charge continues if your spouse elects to continue the Contract under the Special Spousal Continuation Option unless your spouse elects to discontinue it. The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

Optional Death Benefits. If You purchased your Contract on or after August 18, 2003, You may elect to protect your Contract's death benefit from certain types of poor investment performance by selecting (in lieu of or in addition to any Earnings Protection Benefit) one of five optional death benefits:

I. *4% Roll-up Death Benefit*, changes your basic death benefit to the greatest of:
(a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
(b) Total "**Net Premiums"** (premiums you paid net of premium taxes *minus* any withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes we have paid); or
(c) Total Net Premiums since your Contract was issued, compounded at 4% (3% if you are age 70 or older on the date your Contract is issued); or
(d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 4% (3% if you are age 70 or older on the date your Contract is issued).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

II. 5% Roll-up Death Benefit, changes your basic death benefit to the greatest of:
(a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
(b) Total Net Premiums since your Contract was issued; or
(c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or
(d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

For additional fees, we offer 5 optional endorsements that make your death benefit no less than a variety of values under the Contract based either on net premiums or contract value.

III. Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
(b) Total Net Premiums since your Contract was issued; or
(c) Your greatest contract value on any Contract anniversary prior to your 81st birthday, *reduced by* any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges, and any applicable charges due under any optional endorsement subsequent to that Contract anniversary, *plus* any premiums paid (net of any applicable premium taxes) subsequent to that Contract anniversary, minus taxes deducted subsequent to that Contract anniversary.

IV. Combination 4% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
(b) Total Net Premiums since your Contract was issued; or
(c) Total Net Premiums since your Contract was issued, compounded at 4% (3% if you are age 70 or older on the date your Contract is issued); or
(d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 4% (3% if you are age 70 or older on the date your Contract is issued); or
(e) Your greatest contract value on any Contract anniversary prior to your 81st birthday, *reduced by* any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement subsequent to that Contract anniversary, *plus* any premiums paid (net of any applicable premium taxes) subsequent to that Contract anniversary, minus taxes deducted subsequent to that Contract anniversary).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

V. Combination 5% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

(a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
(b) Total Net Premiums since your Contract was issued; or
(c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or
(d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or
(e) Your greatest contract value on any Contract anniversary prior to your 81st birthday, *reduced by* any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement subsequent to that Contract anniversary, *plus* any premiums paid (net of any applicable premium taxes) subsequent to that Contract anniversary, minus taxes deducted subsequent to that Contract anniversary).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

For purposes of calculating I. (c), (d), II. (c), (d), III (c), IV. (c), (d) and (e) and V (c), (d) and (e), all adjustments to the Net Premiums will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums in items I. (c), (d), II. (c), (d), III (c), IV. (c), (d) and (e) and V (c), (d) and (e) above in the same proportion that the contract value was reduced on the date of that withdrawal.

For purposes of determining "contract value," the amount attributable to the Indexed Fixed Option will be the value of the Indexed Fixed Option on the Index Determination Date (each Friday that the JNL Service Center and the New York Stock Exchange are open for business) immediately preceding the date we receive a completed request for payment in good order.

You may not elect any of the optional death benefits if you are older than age 80 when your Contract is issued. The closer to age 81 you are when your Contract is issued, the less advantageous it would be for you to select these options. The optional death benefits may not be available in all states.

If the 4% Roll-up Death Benefit, the 5% Roll-up Death Benefit, the Combination 4% Roll-up & Highest Anniversary Value Death Benefit or the Combination 5% Roll-up & Highest Anniversary Value Death Benefit is selected, the use of multiple Contracts by related entities/owners to avoid the 250% premium limit will not be permitted. Selection of these Optional Benefits are subject to our administrative rules designed to assure their appropriate use. We may update these rules as necessary.

Each of the five optional death benefits is designed to increase your death benefit from that provided by the base death benefit only if the investment performance and credited rates of the allocation options to which you have allocated your contract values has not been sufficient to make your contract value the applicable death benefit. Normally, each of the five optional death benefits would be greater than your Contract's base death benefit if your contract value is not greater than net payments. If you make substantial withdrawals, however, it is possible in some circumstances for your Contract's base death benefit to be greater than any of the optional death benefits, even if your contract value is not greater than your net payments.

If you purchased your Contract prior to August 18, 2003 or if you reside in Connecticut, Indiana, Oregon, Texas or Washington, please see Appendix D for a description of your optional death benefits.

Special Spousal Continuation Option.

If your spouse is the beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Instead, we will contribute to the Contract a **Continuation Adjustment**, which is the amount by which the death benefit that would have been payable (including the Earnings Protection Benefit and Optional Death Benefit, if any) exceeds the contract value. We calculate this amount using the contract value and death benefit as of the date we receive completed forms and due proof of death from the beneficiary of record and the spousal beneficiary's written request to continue the Contract (the "**Continuation Date**"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive

other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

When permitted, a beneficiary who is the spouse of the Contract owner may elect to continue the Contract rather than receive a death benefit payment. In that case, the contract value will be increased by the amount (if any) that the death benefit that would have been paid exceeds contract value at the death of the owner.

If you have contract values allocated to the Indexed Fixed Option on the Continuation Date, we will transfer your Indexed Fixed Option value to the one-year Guaranteed Fixed Account option. Once the transfer is completed, the Guaranteed Fixed Account may be subject to restrictions. Your spouse may then transfer this amount to any available Investment Division or Guaranteed Fixed Account options, but your spouse may not transfer this amount back into the Indexed Fixed Option. If your spouse subsequently withdraws any of the amount transferred, we may charge a withdrawal charge on any portion of the amount withdrawn attributable to premiums. We will base the withdrawal charge on the number of years since the premium originally was allocated to the Indexed Fixed Option. Contract value may remain in the Indexed Fixed Option if your spouse continues the Contract other than under the Special Spousal Continuation Option. This means spousal continuation of the Contract does not include a Continuation Adjustment.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new contract value will be considered the initial premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract.

If your spouse elects to continue the Contract, your spouse, as new owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The Contract, and its optional benefits, remain the same, except as described above. Your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

Unless your spouse discontinues the Earnings Protection Benefit on the Continuation Date, charges for the benefit will be deducted even though no Enhanced Earnings Benefit will apply if your spouse is 76 or older when the Contract is continued.

If you have elected the Preselected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Preselected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint owner dies, and is not the annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies.

Death of Annuitant. If the annuitant is not an owner or joint owner and the annuitant dies before the Income Date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation),

then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

If the annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

Taxes on earnings under a non-qualified Contract are deferred until distributed in a withdrawal, income payment or loan. Earnings are assumed to be the first amount withdrawn but income payments are assumed to be part earnings and part return of premium.

Tax-Qualified and Non-Qualified Contracts.
If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a **qualified Contract**. Tax deferral under a tax-qualified Contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified Contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified Contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a **non-qualified Contract**.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation.
Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract owner or the annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Withdrawals and Income Payments.
Withdrawals prior to age 59½ may be subject to a penalty tax.

Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

- paid on or after the date you reach age 59½;

- paid to your beneficiary after you die;

- paid if you become totally disabled (as that term is defined in the Code);

- paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or for a period not exceeding your life expectancy or the life expectancy of a beneficiary;

- paid under an immediate annuity; or

- which come from premiums made prior to August 14, 1982.


Withdrawals from tax-qualified Contracts are taxable (other than after-tax contributions, if any).


Tax-Qualified Contracts – Withdrawals and Income Payments.

The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes minimum distribution requirements for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Tax-Sheltered Annuities.

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

- reaches age 59½;

- leaves his/her job;

- dies;

- becomes disabled (as that term is defined in the Code); or

- in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

Withdrawals - Roth IRAs.

Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

Constructive Withdrawals - Investment Adviser Fees.

Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

- there was a written agreement providing for payments of the fees solely from the annuity Contract,
- the Contract owner had no liability for the fees, and
- the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date. If you do not annuitize your Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the account value each year from the inception of the Contract or the entire increase in the account value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death benefits are not life insurance. Estate or gift taxes may also apply.

Death Benefits. None of the death benefits paid under the Contract to the beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval. The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson National regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only twelve investment options with the insurance company having the ability to add an additional eight options whereas a Contract offers 49 Investment Divisions and 7 Fixed

Accounts, although a Contract owner can select no more than 18 Allocation Options at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

OTHER INFORMATION

Systematic transfers facilitate a dollar cost averaging strategy and do not count against your 15 free transfers per year.

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts (other than the Indexed Fixed Option) is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the one-year Guaranteed Fixed Account or any of the Investment Divisions. If the Guaranteed Fixed Accounts are not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Guaranteed Fixed Accounts or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). DCA+ Fixed Accounts are "source accounts" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Guaranteed Fixed Accounts. DCA+ Fixed Accounts are credited with an enhanced interest rate. If a DCA+ Fixed Account is selected, monies in the DCA+ Fixed Accounts will be systematically transferred to the Investment Divisions or other Guaranteed Fixed Accounts chosen over the DCA+ term selected. You should consult your JNL representative with respect to the current availability of the Guaranteed Fixed Accounts and the availability of DCA+. If you purchased your Contract between June 4, 2003 and August 17, 2003, the Guaranteed Fixed Account may not be used as a source account.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one year Guaranteed Fixed Account Option, if currently available, and the Money Market -Investment Division).

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, earnings may be transferred only from PPM America/JNL Money Market Fund into the investment divisions.

Rebalancing. You can arrange to have us automatically reallocate your contract value among Investment Divisions and the one-year Guaranteed Fixed Account (if

currently available) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your contract value allocated to the better performing Investment Divisions.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, rebalancing may only include the investment divisions.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods that you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

Your Contract has a free look period of 10 days (or longer, if required by your state).

- the contract value, *plus*
- any fees (other than asset-based fees) and expenses deducted from the premiums, *minus*
- any applicable Contract Enhancement recapture charges.

We will determine the contract value in the Investment Divisions as of the date we receive your Contract we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

We may advertise several types of performance of the Investment Divisions.

- ***Total return*** is the overall change in the value of an investment in an Investment Division over a given period of time.
- ***Standardized average annual total return*** is calculated in accordance with SEC guidelines.
- ***Non-standardized total return*** may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.
- ***Yield*** refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Market Timing and Asset Allocation Services. Market timing and asset allocation services must comply with our administrative systems, rules and

We reserve the right to limit market timing transfers that we believe will disadvantage other Contract owners.

procedures. Prior to utilizing the market timing and asset allocation services, a market timing agreement, which sets forth certain conditions, must be signed. Because excessive trades in an underlying Fund can hurt the performance of the Fund and corresponding Investment Division and harm Contract owners, we reserve the right to refuse any transfer requests from a market timing and asset allocation service or other non-Contract owners that we believe will disadvantage the Fund or the Contract owners.

Market timing or asset allocation services may conflict with transactions under JNL's dollar cost averaging program, earnings sweep program, automatic rebalancing program or systematic withdrawal program (the "Programs"). Accordingly, when JNL receives notice that you have authorized a market timing or asset allocation service to effect transactions on your behalf, JNL will automatically terminate your participation in any Program in which you are then enrolled, unless you authorize us in writing to continue your participation.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70½ or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved Contract or vendor during the period of ORP participation. These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Legal Proceedings. Jackson National is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against JNL seeks to certify various classes of policyholders who purchased either life insurance or annuity products from JNL during some period from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation, and has obtained favorable rulings in prior similar cases. However, at this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

- Information we receive from you on applications or other forms;
- Information about your transactions with us;
- Information we receive from a consumer reporting agency;
- Information we obtain from others in the process of verifying information you provide us; and

- Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information.
We **will not disclose** our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, **except as permitted by law. To the extent permitted by law, we may disclose** to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. **We do not sell information to either affiliated or non-affiliated parties.**

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies, and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

Security to Protect the Confidentiality of Nonpublic Personal Information.
We **have security practices and procedures** in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We **restrict access** to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We **maintain physical, electronic, and procedural safeguards** that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

Dow Jones does *not*:

- Sponsor, endorse, sell or promote the First Trust/JNL The Dow^{SM} Target 10 Fund.

- Recommend that any person invest in the First Trust/JNL Trust The Dow^{SM} Target 10 Fund or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the First Trust/JNL The Dow^{SM} Target 10 Fund.

- Have any responsibility or liability for the administration, management or marketing of the First Trust/JNL The Dow^{SM} Target 10 Fund.

- Consider the needs of the First Trust/JNL The Dow^{SM} Target 10 Fund in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the First Trust/JNL The Dow^{SM} Target 10 Fund. Specifically,

- **Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:**

  - **The results to be obtained by the First Trust/JNL The Dow^{SM} Target 10 Fund, the owners of the First Trust/JNL The Dow^{SM} Target 10 Fund or any other person in connection with the use of the DJIA and the data included in the DJIA;**

  - **The accuracy or completeness of the DJIA and its data;**

  - **The merchantability and the fitness for a particular purpose or use of the DJIA and its data.**

- **Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data.**

- **Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.**

- **The licensing agreement between First Trust Advisors L.P. (sub-adviser to the JNL Variable Fund LLC) and Dow Jones is solely for their benefit and not for the benefit of the owners of the First Trust/JNL The Dow^{SM} Target 10 Fund or any other third parties.**

APPENDIX B

JNL Example 1

100,000.00	: Premium
6.00%	: Withdrawal Charge Year 4
4.00%	: Contract Enhancement
2.50%	: Recapture Charge Year 4
5.50%	: Net Return

At end of Year 4

128,837.76	: Contract Value at end of year 4
100,000.00	: Net Withdrawal requested
28,837.76	: Earnings
<u>77,772.94</u>	: Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
106,610.70	: Total Gross Withdrawal
106,610.70	: Total Gross Withdrawal
-4,666.38	: Withdrawal Charge
<u>-1,944.32</u>	: Recapture Charge
100,000.00	: Total Net Withdrawal

JNL Example 2

10/1/01	
100,000.00	: Premium
7.00%	: Withdrawal Charge Contribution Year 3
2.50%	: Recapture Charge Contribution Year 3
12/1/01	
100,000.00	: Premium
8.00%	: Withdrawal Charge Contribution Year 2
4.00%	: Recapture Charge Contribution Year 2
4.00%	: Contract Enhancement
0.00%	: Net Return
11/1/03	
208,000.00	: Contract Value
150,000.00	: Net Withdrawal Requested
8,000.00	: Earnings
12,000.00	: 10% Additional Free Withdrawal amount
100,000.00	: Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
<u>44,886.36</u>	: Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
164,886.36	: Total Gross Withdrawal
164,886.36	: Total Gross Withdrawal
-7,000.00	: Withdrawal Charge from Premium 1
-2,500.00	: Recapture Charge from Premium 1
-3,590.91	: Withdrawal Charge from Premium 2
<u>-1,795.45</u>	: Recapture Charge from Premium 2
150,000.00	: Total Net Withdrawal

APPENDIX C

These examples are provided to assist you in understanding how the GWB and GAWA values are computed, and how they may be altered by various events, including subsequent premium payments, election of the "step-up", or partial withdrawals. The examples only depict limited circumstances and specific factual assumptions. The results may vary depending upon the timing or sequence of actions, as well as changes in market conditions. If you are contemplating electing the GMWB, or exercising any rights thereunder, in making your decision please consider the results based on the specific facts that apply to you.

All of the following examples assume you select the GMWB when you purchase your Contract and your initial Premium payment is $100,000. No other optional benefits are selected. They also assume that no charges or adjustments will apply to partial withdrawals.

Example 1: At issue, the GWB and GAWA are determined.

- Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

- Your Guaranteed Annual Withdrawal Amount (GAWA) is $7,000, which is 7% of your GWB.

Example 2: Subsequent Premium payment.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

- Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

- Your GAWA is $10,500, which is your prior GAWA ($7,000) plus 7% of your additional Premium payment ($3,500).

Example 3: Withdrawal equal to the GAWA.

If you take the GAWA ($7,000) as a withdrawal before the end of the first Contract Year, then

- Your GWB becomes $93,000, which is your prior GWB ($100,000) minus the GAWA ($7,000).

- Your GAWA for the next year remains $7,000, because you did not take more than the GAWA ($7,000).

Example 4: Withdrawal greater than the GAWA when the contract value has increased due to positive market performance and the GAWA is reduced as a result of the transaction.

If you withdraw $60,000 and your contract value is $150,000 at the time of withdrawal, then

- We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
- First, we deduct the amount of the withdrawal ($60,000) from your contract value ($150,000). This equals $90,000 and is your new contract value.
- Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000. Your new GWB is $40,000, since this is the lesser of the two amounts.
- Since the contract value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the greater of the contract value after the partial withdrawal or the new GWB, which is $6,300.
- After the withdrawal, if you took withdrawals of the GAWA, it would take 7 additional years to deplete the new GWB.

Example 5: Withdrawal greater than the GAWA when the contract value has increased due to positive market performance and the GAWA remains unchanged.

If you withdraw $40,000 and your contract value is $150,000 at the time of withdrawal, then

- We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
- First, we deduct the amount of the withdrawal ($40,000) from your contract value ($150,000). This equals $110,000 and is your new contract value.
- Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000. Your new GWB is $60,000, since this is the lesser of the two amounts.
- Since the contract value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.
- After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

Example 6: Withdrawal greater than the GAWA when the contract value has decreased due to negative market performance.

If you withdraw $50,000 and your contract value is $80,000 at the time of withdrawal, then

- We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:
- First, we deduct the amount of the withdrawal ($50,000) from your contract value ($80,000). This equals $30,000 and is your new contract value.
- Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000. Your new GWB becomes $30,000, since this is the lesser of the two amounts.
- Since the contract value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $2,100.
- After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 7: Step-up.

If you elect to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB, assuming you have made no withdrawals and your contract value at the time of step-up is $200,000, then

- We recalculate your GWB to equal your contract value, which is $200,000.
- We recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.
- After the "step-up", if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 8: Values may differ based on the order of your elections. The following two examples demonstrate the different results if you elect a "step-up" prior to submitting a withdrawal request rather than making the withdrawal prior to a "step-up."

If your contract value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($7,000) as a withdrawal, then

C-2

8A: Step-up followed by withdrawal.

- Upon step-up, we recalculate your GWB to equal your contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.
- Upon withdrawal of less than or equal to the GAWA, your GWB becomes $193,000, which is your prior GWB ($200,000) minus the withdrawal ($7,000). Your GAWA remains $14,000, because you did not take more than the GAWA.
- After the withdrawal, if you took withdrawals of the GAWA, it would take 14 additional years to deplete the new GWB.

8B: Withdrawal followed by a Step-up.

- Upon withdrawal of less than or equal to the GAWA, your GWB becomes $93,000, which is your prior GWB ($100,000) minus the withdrawal ($7,000). Your GAWA remains $7,000, because you did not take more than the GAWA.
- Upon step-up, we recalculate your GWB to equal your contract value after the withdrawal, which is $193,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($13,510) and choose the greater amount ($13,510). This is your new GAWA.
- After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

Example 9: The following two examples demonstrate that in some cases the order of your transactions will not impact the final results.

If your contract value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: Step-up followed by withdrawal.

- Upon step-up, we recalculate your GWB to equal your contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.
- Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the contract value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $12,950.
- After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

9B: Withdrawal followed by a Step-up.

- Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the contract value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.
- Upon step-up, we recalculate your GWB to equal your contract value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($12,950) and choose the greater amount ($12,950). This is your new GAWA.
  After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

APPENDIX D

Optional Death Benefits for Contracts Purchased Prior to August 18, 2003 or in you live in Connecticut, Indiana, Oregon, Texas, Washington.
You may elect to protect your Contract's death benefit from certain types of poor investment performance by selecting (in lieu of or in addition to any Earnings Protection Benefit) one of three optional death benefits:

> *For additional fees, we offer 3 optional endorsements that make your death benefit no less than a variety of values under the Contract based either on net premiums or contract value.*

I. 5% Compounded Death Benefit, changes your basic death benefit to the greatest of:
  (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
  (b) Total "**Net Premiums**" (premiums you paid net of premium taxes *minus* any withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes we have paid); or
  (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or
  (d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

II. Maximum Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:
  (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
  (b) Total Net Premiums since your Contract was issued; or
  (c) Your greatest contract value on any Contract anniversary prior to your 81st birthday, *reduced by* any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges, and any applicable charges due under any optional endorsement subsequent to that Contract anniversary, *plus* any premiums paid (net of any applicable premium taxes) subsequent to that Contract anniversary, minus taxes deducted subsequent to that Contract anniversary.

III. Combination Death Benefit, changes your basic death benefit to the greatest of:
  (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
  (b) Total Net Premiums since your Contract was issued; or
  (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or
  (d) Your contract value at the end of your seventh Contract year, *plus* Net Premiums you paid after the seventh Contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

(e) Your greatest contract value on any Contract anniversary prior to your 81st birthday, *reduced by* any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement subsequent to that Contract anniversary, *plus* any premiums paid (net of any applicable premium taxes) subsequent to that Contract anniversary, minus taxes deducted subsequent to that Contract anniversary).

Amounts in (c) and (d) are limited to 250% of net premiums paid under your Contract.

For purposes of calculating I. (c), (d), II. (c) and III. (c), (d) and (e), all adjustments to the Net Premiums will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums in items I. (c), (d), II. (c) and III. (c), (d) and (e) above in the same proportion that the contract value was reduced on the date of that withdrawal.

For purposes of determining "contract value," the amount attributable to the Indexed Fixed Option will be the value of the Indexed Fixed Option on the Index Determination Date (as described in the product brochure for the Indexed Fixed option) immediately preceding the date we receive a completed request for payment in good order.

You may not elect the Maximum Anniversary Value Death Benefit or the Combination Death Benefit if you are older than age 80 when your Contract is issued. The closer to age 81 you are when your Contract is issued, the less advantageous it would be for you to select these options. The optional death benefits may not be available in all states.

If either the 5% Compounded Death Benefit or the Combination Death Benefit is selected, the use of multiple Contracts by related entities/owners to avoid the 250% premium limit will not be permitted. Selection of these Optional Benefits are subject to our administrative rules designed to assure their appropriate use. We may update these rules as necessary.

Each of the three optional death benefits is designed to increase your death benefit from that provided by the base death benefit only if the investment performance and credited rates of the allocation options to which you have allocated your contract values has not been sufficient to make your contract value the applicable death benefit. Normally, each of the three optional death benefits would be greater than your Contract's base death benefit if your contract value is not greater than net payments. If you make substantial withdrawals, however, it is possible in some circumstances for your Contract's base death benefit to be greater than any of the optional death benefits, even if your contract value is not greater than your net payments.

Questions: If you have any questions about your Contract, you may contact us at:

Annuity Service Center:	1 (800) 766-4683
Mail Address:	P.O. Box 378002, Denver, Colorado 80237-8002
Delivery Address:	8055 East Tufts Avenue, Second Floor, Denver, Colorado 80237
Institutional Marketing Group Service Center:	1 (800) 777-7779
Mail Address:	P.O. Box 30386, Lansing, Michigan 48909-9692
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951

PROSPECTUS
May 1, 2003
JNL® SERIES TRUST
1 Corporate Way • Lansing, Michigan 48951

This Prospectus provides you with the basic information you should know before investing in the JNL Series Trust (Trust).

The shares of the Trust are sold to life insurance company separate accounts to fund the benefits of variable annuity contracts and variable life insurance policies. Shares of the Trust may also be sold directly to qualified retirement plans. The Trust currently offers shares in the following separate Funds, each with its own investment objective.

AIM/JNL Large Cap Growth Fund
AIM/JNL Small Cap Growth Fund
AIM/JNL Premier Equity II Fund
Alger/JNL Growth Fund
Alliance Capital/JNL Growth Fund
Eagle/JNL Core Equity Fund
Eagle/JNL SmallCap Equity Fund
JPMorgan/JNL Enhanced S&P 500 Stock Index Fund
JPMorgan/JNL International Value Fund
Janus/JNL Aggressive Growth Fund
Janus/JNL Balanced Fund
Janus/JNL Capital Growth Fund
Janus/JNL Global Equities Fund
Lazard/JNL Mid Cap Value Fund
Lazard/JNL Small Cap Value Fund
Mellon Capital Management/JNL S&P 500 Index Fund
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund
Mellon Capital Management/JNL Small Cap Index Fund
Mellon Capital Management/JNL International Index Fund
Mellon Capital Management/JNL Bond Index Fund
Oppenheimer/JNL Global Growth Fund
Oppenheimer/JNL Growth Fund
PIMCO/JNL Total Return Bond Fund
PPM America/JNL Balanced Fund
PPM America/JNL High Yield Bond Fund
PPM America/JNL Money Market Fund
PPM America/JNL Value Fund
Putnam/JNL Equity Fund
Putnam/JNL International Equity Fund
Putnam/JNL Midcap Growth Fund
Putnam/JNL Value Equity Fund
S&P/JNL Conservative Growth Fund I
S&P/JNL Moderate Growth Fund I
S&P/JNL Aggressive Growth Fund I
S&P/JNL Very Aggressive Growth Fund I
S&P/JNL Equity Growth Fund I
S&P/JNL Equity Aggressive Growth Fund I
S&P/JNL Core Index 100 Fund
S&P/JNL Core Index 75 Fund
S&P/JNL Core Index 50 Fund
Salomon Brothers/JNL Global Bond Fund
Salomon Brothers/JNL U.S. Government & Quality Bond Fund
T. Rowe Price/JNL Established Growth Fund
T. Rowe Price/JNL Mid-Cap Growth Fund
T. Rowe Price/JNL Value Fund

The Securities and Exchange Commission has not approved or disapproved the Trust's securities, or determined whether this prospectus is accurate or complete. It is a criminal offense to state otherwise.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," "500," "S&P MidCap 400 Index" and "Standard & Poor's Midcap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. The JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, Mellon Capital Management/JNL S&P 500 Index Fund and Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund are not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P") and S&P makes no representation regarding the advisability of investing in the Funds. Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P. S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P. For more detailed information about the Trust and the Funds, see the Trust's Statement of Additional Information (SAI), which is incorporated by reference into (which means it legally is a part of) this prospectus.

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TABLE OF CONTENTS

INCLUDES A DESCRIPTION OF EACH FUND, ITS INVESTMENT STRATEGIES AND PRINCIPAL RISKS; HISTORIC PERFORMANCE; PERFORMANCE MEASURED AGAINST A RELEVANT BENCHMARK; HIGHEST AND LOWEST PERFORMING QUARTERS; EXPENSES; AND MANAGEMENT OF THE FUND.

MANAGEMENT OF THE FUNDS; FUND EXPENSES; SUB-ADVISORY ARRANGEMENTS; INVESTMENT IN TRUST SHARES; SHARE REDEMPTION; AND TAX STATUS.

THE FINANCIAL HIGHLIGHTS TABLES WILL HELP YOU UNDERSTAND A FUND'S FINANCIAL PERFORMANCE FOR THE PAST FIVE YEARS, OR FOR THE SHORTER LIFE OF THE FUND.

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ABOUT THE FUNDS OF THE TRUST

AIM/JNL Large Cap Growth Fund

Investment Objective. The investment objective of the AIM/JNL Large Cap Growth Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to meet its objective by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies. In complying with this 80% investment requirement, the Fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, which may include warrants, futures, options, exchange traded funds and ADRs. The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Russell 1000 Index consists of the 1,000 largest companies in the Russell 3000® Index, which includes the 3,000 largest U.S. companies based on total market capitalization. The Fund may also invest up to 25% of its total assets in foreign securities.

The portfolio managers purchase securities of a limited number of large-cap companies that they believe have the potential for above-average growth in revenues and earnings. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Convertible securities risk.* The values of the convertible securities in which the Fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the Fund. Also, since a large percentage of the Fund's assets will be invested in a limited number of securities, any change in value of those securities could significantly affect the value of your investment in the Fund.

- *Derivatives risk.* Investing in derivative instruments, such as futures and options, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of the derivative, of the underlying asset in order to realize the desired result from the investment. The value of derivatives may fluctuate more rapidly, and to a greater extent, than other investments, which may increase the volatility of the Fund and create a greater risk of loss.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 1.69% (4th quarter of 2002) and its lowest quarterly return was -14.46% (2nd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
AIM/JNL Large Cap Growth Fund	-25.47%	-15.75%
S&P 500 Index	-22.10%	-14.51%
Russell 1000 Growth Index	-21.65%	-13.92%

The Russell 1000 Growth Index is a style specific index.
The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on October 29, 2001.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.10%
Estimated Distribution (12b-1) Expense*	.05%
Other Expenses	.0%
Total Fund Annual Operating Expenses	1.15%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates

and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$117
3 Years	$365
5 Years	$633
10 Years	$1,398

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in cash or the following liquid assets: money market instruments, shares of affiliated money market funds or high-quality debt obligations. During periods in which the Fund employs such a temporary defensive strategy, it will not be pursuing, and will not achieve, its investment objective. For cash management purposes, the Fund may also hold a portion of its assets in cash or such liquid assets.

Initial public offerings. The Fund may participate in the initial public offering (IPO) market. Because of the Fund's small asset base, any investment the Fund may make in IPOs may significantly increase the Fund's total returns. As the Fund's assets grow, the impact of IPO investments will decline, which may reduce the Fund's total return.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the AIM/JNL Large Cap Growth Fund is A I M Capital Management, Inc. ("AIM"), located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

AIM, an investment adviser since 1986, is an indirect, wholly owned subsidiary of A I M Management Group Inc. A I M Management Group Inc. advises approximately 190 mutual funds and separate accounts which total approximately $124 billion in total net assets as of December 31, 2002. AIM is a wholly owned subsidiary of AMVESCAP, PLC.

The Fund is managed on a team basis. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:

- Geoffrey V. Keeling, Senior Portfolio Manager, has been associated with AIM and/or its affiliates since 1995.

- Robert L. Shoss, Senior Portfolio Manager, has been associated with AIM and/or its affiliates since 1995.

AIM/JNL Small Cap Growth Fund

Investment Objective. The investment objective of the AIM/JNL Small Cap Growth Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to meet this objective by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-cap companies. In complying with this 80% investment requirement, the Fund will invest primarily in marketable equity securities, including convertible securities, but its investment may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, which may include warrants, futures, options, exchange traded funds and ADRs. The Fund considers a company to be a small-cap company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Russell 2000 Index consists of the 2,000 smallest companies in the Russell 3000® Index, which includes the 3,000 largest U.S. companies based on total market capitalization.

The Fund may also invest up to 20% of its assets in equity securities of issuers that have market capitalizations, at the time of purchase, outside the range of market capitalizations of companies included in the Russell 2000 Index, and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments. The Fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to the assets of the Fund are applied at the time of purchase.

In selecting investments, the portfolio managers seek to identify those companies that have strong earnings momentum or demonstrate other potential for growth of capital. The portfolio managers anticipate that the Fund, when fully invested, will generally be comprised of companies that are currently experiencing a greater than anticipated increase in earnings. The portfolio managers allocate investments among fixed-income securities based on their views as to the best values then available in the marketplace. The portfolio managers consider whether to sell a particular security when any of those factors materially changes.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Small cap investing risk.* The prices of equity securities of smaller companies may fluctuate more than equity securities of larger, more established companies. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price.

- *Derivatives risk.* Investing in derivative instruments, such as futures and options, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of the derivative, of the underlying asset in order to realize the desired result from the investment. The value of derivatives may fluctuate more rapidly, and to a greater extent, than other investments, which may increase the volatility of the Fund and create a greater risk of loss.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 5.91% (4th quarter of 2002) and its lowest quarterly return was -18.11% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
AIM/JNL Small Cap Growth Fund	-27.32%	-13.52%
S&P 500 Index	-22.10%	-14.51%
Russell 2000 Growth Index	-20.48%	-7.94%

The S&P 500 Index is a broad-based, unmanaged index.
The Russell 2000 Growth Index is a style specific index.
* The Fund began operations on October 29, 2001.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.15%
Estimated Distribution (12b-1) Expense*	.02%
Other Expenses	.0%
Total Fund Annual Operating Expenses	1.17%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$119
3 Years	$372
5 Years	$644
10 Years	$1,420

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in cash or the following liquid assets: money market instruments, shares of affiliated money market funds or high-quality debt obligations. During periods in which the Fund employs such a temporary defensive strategy, it will not be pursuing, and will not achieve, its investment objective. For cash management purposes, the fund may also hold a portion of its assets in cash or such liquid assets.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the AIM/JNL Small Cap Growth Fund is A I M Capital Management, Inc. ("AIM"), located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

AIM, an investment adviser since 1986, is an indirect, wholly owned subsidiary of A I M Management Group Inc. A I M Management Group Inc. advises approximately 190 mutual funds and separate accounts which total approximately $124 billion in total net assets as of December 31, 2002. AIM is a wholly owned subsidiary of AMVESCAP, PLC.

The Fund is managed on a team basis. The individual, who is assisted by the Small Cap Growth Team, and is primarily responsible for the day-to-day management of the Fund's portfolio is:

- Ryan E. Crane, Senior Portfolio Manager, has been associated with AIM and/or its affiliates since 1994.

AIM/JNL Premier Equity II Fund

Investment Objective. The investment objective of the AIM/JNL Premier Equity II Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to meet its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities, including convertible securities. In complying with the 80% requirement, the Fund's investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange traded funds and American Depositary Receipts. The Fund may invest in preferred stocks and debt instruments that have prospects for growth of capital.

The Fund also may invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the Fund are applied at the time of purchase. The portfolio managers focus on undervalued equity securities of (1) out-of-favor cyclical growth companies, (2) established growth companies that are undervalued compared to historical relative valuation parameters, (3) companies where there is early but tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities and (4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. The portfolio managers consider whether to sell a particular security when they believe the company no longer fits into any of the above categories.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced. The Fund's investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.

- *Derivatives risk.* Investing in derivative instruments, such as futures and options, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of the derivative, of the underlying asset in order to realize the desired result from the investment. The value of derivatives may fluctuate more rapidly, and to a greater extent, than other investments, which may increase the volatility of the Fund and create a greater risk of loss.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 4.90% (4th quarter of 2002) and its lowest quarterly return was -17.11% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
AIM/JNL Premier Equity II Fund	-28.23%	-17.90%
S&P 500 Index	-22.10%	-14.51%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on October 29, 2001.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.05%
Estimated Distribution (12b-1) Expense*	.04%
Other Expenses	.0%
Total Fund Annual Operating Expenses	1.09%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate

Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$111
3 Years	$347
5 Years	$601
10 Years	$1,329

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in cash or the following liquid assets: money market instruments, shares of affiliated money market funds or high-quality debt obligations. During periods in which the Fund employs such a temporary defensive strategy, it will not be pursuing, and will not achieve, its investment objective. For cash management purposes, the Fund may also hold a portion of its assets in cash or such liquid assets.

Portfolio turnover. The Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective. If the Fund does trade in this way, it may incur increased transaction costs, which can lower the actual return on your investment. Active trading may also increase short-term gains and losses.

Initial public offerings. The Fund may participate in the initial public offering (IPO) market. Because of the Fund's small asset base, any investment the Fund may make in IPOs may significantly increase the Fund's total returns. As the Fund's assets grow, the impact of IPO investments will decline, which may reduce the Fund's total return.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the AIM/JNL Premier Equity II Fund is AIM Capital Management, Inc. ("AIM"), located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

AIM, an investment adviser since 1986, is an indirect, wholly owned subsidiary of A I M Management Group Inc. A I M Management Group Inc. advises approximately 190 mutual funds and separate accounts which total approximately $124 billion in total net assets as of December 31, 2002. AIM is a wholly owned subsidiary of AMVESCAP, PLC.

The Fund is managed on a team basis. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:

- Robert A. Shelton, Senior Portfolio Manager, has been associated with AIM and/or its affiliates since 1995.

- Kellie Veazey, Portfolio Manager, has been associated with AIM and/or its affiliates since 1995.

- Abel Garcia, Senior Portfolio Manager, has been responsible for the Fund since 2003 and has been associated with AIM and/or its affiliates since 2000. From 1984 to 2000, he was Senior Portfolio Manager for Waddell & Reed.

- Meggan M. Walsh, Senior Portfolio Manager, has been responsible for the Fund since 2003 and has been associated with AIM and/or its affiliates since 1991.

- Michael Yellen, Senior Portfolio Manager, has been responsible for the Fund since 2003 and has been associated with AIM and/or its affiliates since 1994.

Alger/JNL Growth Fund

Investment Objective. The investment objective of the Alger/JNL Growth Fund is long-term capital appreciation.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing at least 65% in a diversified portfolio of equity securities - common stock, preferred stock, and securities convertible into or exchangeable for common stock of large companies which trade on U.S. exchanges or in the U.S. over-the-counter market. The Fund considers a large company to be one that, at the time its securities are acquired by the Fund, has a market capitalization of $1 billion or more. These companies typically have broad product lines, markets, financial resources and depth of management.

To provide flexibility to take advantage of investment opportunities, the Fund may hold a portion of its assets in money market investments and repurchase agreements.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in U.S. traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 25.65% (4th quarter of 1998) and its lowest quarterly return was -20.09% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Alger/JNL Growth Fund	-33.19%	-0.16%	4.75%
S&P 500 Index	-22.10%	0.59%	7.54%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on October 16, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.08%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.08%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$110
3 Years	$343
5 Years	$595
10 Years	$1,317

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. The Fund may take a temporary, defensive position by investing up to all of its assets in debt securities (typically of a high grade), cash equivalents and repurchase agreements. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation in the Fund's portfolio.

Portfolio turnover. The Fund may actively trade securities in seeking to achieve its objective. Doing so may increase transaction costs, which may reduce performance.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

Sub-Adviser and Portfolio Management. The sub-adviser to the Alger/JNL Growth Fund is Fred Alger Management, Inc. (Alger Management), which is located at 111 Fifth Avenue, New York, New York 10003. Alger Management is generally engaged in the business of rendering investment advisory services to institutions and, to a lesser extent, individuals and has been so engaged since 1964. Alger Management is a wholly owned subsidiary of Fred Alger & Company, Incorporated which, in turn, is a wholly owned subsidiary of Alger Associates, Inc., a privately held financial services holding company. As of December 31, 2002, Alger Management had $8.4 billion in assets under management.

Fred M. Alger, III, is the key strategist for the Fund, overseeing the investments of the Fund. Mr. Alger, who founded Alger Management, has served as Chairman of the Board since 1964 and co-managed the portfolios prior to 1995. Dan C. Chung and David Hyun are the individuals responsible for the day-to-day management of portfolio investments and have served in that capacity since September 2001. Mr. Chung has been employed by Alger Management since 1994 as a Vice President and analyst from 1996 to 1999, as Senior Vice President and senior analyst until 2000, as an Executive Vice President and portfolio manager since 2000, and as Chief Investment Officer since September 2001. Mr. Hyun has been employed by Alger Management as an Executive Vice President since September 2001, prior to which he was employed by Alger Management as an analyst from 1991 until 1997, as a Senior Vice President and portfolio manager from 1997 until June 2000, and a portfolio manager at Oppenheimer Funds from June 2000 until September 2001.

Alliance Capital/JNL Growth Fund

Investment Objective. The investment objective of the Alliance Capital/JNL Growth Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks or securities with common stock characteristics that the sub-adviser believes have the potential for capital appreciation, which include securities convertible into or exchangeable for common stock. Normally, the Fund invests in about 40-60 companies, with what the sub-adviser believes to be the 25 most highly regarded of these companies usually constituting approximately 70% of the Fund's net assets. In selecting equity securities, the sub-adviser considers a variety of factors, such as an issuer's current and projected revenue, earnings, cash flow and assets, as well as general market conditions. The Fund invests primarily in high-quality U.S. companies, generally those of large market capitalization. The Fund may invest a portion of its assets in foreign securities. The potential for appreciation of capital is the basis for investment decisions. Whatever income the Fund's investments generate is incidental to the objective of capital growth.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall. In addition, because the Fund invests in a smaller number of securities than many other equity funds, the Fund has the risk that changes in the value of a single security may have a more significant effect, either negative or positive, on the Fund's net asset value.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid securities markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 17.69% (4th quarter of 1999) and its lowest quarterly return was -17.94% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Alliance Capital/JNL Growth Fund	-31.03%	-3.85%
S&P 500 Index	-22.10%	-2.25%

The S&P 500 Index is a broad-based, unmanaged index.
*The Fund began operations on March 2, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.88%
Estimated Distribution (12b-1) Expense*	0.01%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.89%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$91
3 Years	$284
5 Years	$493
10 Years	$1,096

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. The Fund may take a temporary, defensive position by investing a substantial portion of its assets in U.S. government securities, cash, cash equivalents and repurchase agreements. Taking a defensive position may reduce the potential for appreciation in the Fund's portfolio. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

Portfolio turnover. The Fund may actively trade securities in seeking to achieve its objective. Doing so may increase transaction costs, which may reduce performance.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options and forward currency contracts, for hedging and risk management. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisers must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Alliance Capital/JNL Growth Fund is Alliance Capital Management L.P. ("Alliance"), with principal offices at 1345 Avenue of the Americas, New York, New York 10105. Alliance is a major international investment manager whose clients primarily are major corporate employee benefit funds, investment companies, foundations, endowment funds and public employee retirement systems. Alliance, an investment adviser registered under the Investment Advisers Act of 1940, as amended, is a Delaware limited partnership, of which Alliance Capital Management Corporation ("ACMC"), an indirect wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"), is the general partner. As of December 31, 2002, Alliance Capital Management Holding L.P. ("Alliance Holding") owned approximately 30.7% of the outstanding units of limited partnership interest in Alliance ("Alliance Units"). ACMC is the general partner of Alliance Holding, whose equity interests are traded on the New York Stock Exchange, Inc. ("NYSE") in the form of units ("Alliance Holding Units"). As of December 31, 2002, AXA Financial, together with certain of its wholly owned subsidiaries, including ACMC, beneficially owned approximately 1.9% of the outstanding Alliance Holding Units and approximately 54.7% of the outstanding Alliance Units. AXA Financial, a Delaware corporation, is a wholly owned subsidiary of AXA, a French company.

James G. Reilly, Executive Vice President of Alliance, and Syed Hasnain, Senior Vice President and Large Cap Growth Portfolio Manager of Alliance, share the responsibility for the day-to-day management of the Fund. Mr. Reilly joined Alliance in 1984. Mr. Hasnain joined Alliance in 1994. Mr. Reilly has had responsibility for the day-to-day management of the Fund since the inception of the Fund. Mr. Hasnain has shared responsibility for the day-to-day management of the Fund since January 1999.

Eagle/JNL Core Equity Fund

Investment Objective. The investment objective of the Eagle/JNL Core Equity Fund is long-term capital appreciation and, secondarily, current income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stock of U.S. companies that meet the criteria for one of three separate equity strategies: the growth equity strategy, the value equity strategy and the equity income strategy.

- Under the **growth equity strategy**, the sub-adviser selects common stocks in part based on its opinions regarding the sustainability of the company's competitive advantage in the marketplace and the company's management team. The sub-adviser looks for securities of companies which have an exceptional management team and which have the potential to increase market share and drive earnings per share growth. If a particular stock appreciates to over 7% of the total assets of the growth equity portion of the Fund, the sub-adviser typically will reduce the position to less than 7%. Generally, the sub-adviser will sell a stock if its price appreciates to a level that the sub-adviser views as not sustainable or to purchase stock that the sub-adviser believes presents a better investment opportunity.

  The sub-adviser seeks securities of companies which:

  -- have projected earnings growth and return on equity greater than 15%,

  -- are dominant in their industries, and

  -- have the ability to create and sustain a competitive advantage.

- Under the **value equity strategy,** the sub-adviser looks for companies that are attractively priced either on a relative or absolute base. Such stocks typically have traditional value characteristics such as a low price-to-earnings ratio, low price-to-cash flow ratio, low price-to-sales ratio and low price-to-book value ratio. Further fundamental research is then used to screen the universe of medium and large capitalization companies to identify those stocks that exhibit many or all of the following characteristics:

  - poised to experience earnings growth in response to cyclical fluctuations in the economy,
  - presence of a catalyst to "unlock" unrealized value and stimulate investor interest, such as a new product line or management change,
  - strong management,
  - well-defined company strategy,
  - financial stability, and
  - positive industry outlook.

- Under the **equity income strategy**, the sub-adviser invests primarily in medium to large capitalization stocks with above-average dividend yields and rising dividends, seeking to provide both income and growth. The portfolio is diversified among common stocks, convertible bonds, convertible preferred stocks and Real Estate Investment Trusts. Securities in the portfolio often have value the sub-adviser believes is not fully recognized in the general market.

The sub-adviser divides the Fund's assets among each of these three strategies, with about 40% of the assets allocated to each of the growth equity and value equity strategies and about 20% to the equity income strategy.

The sub-adviser will typically sell a security if the security reaches its target price, negative changes occur with respect to the issuer or its industry, or there is a significant change in one or more of the characteristics applicable to the security's selection. However, the Fund may continue to hold equity securities that no longer meet the selection criteria but that the sub-adviser deems suitable investments in view of the Fund's investment objective.

Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of U.S. companies and may invest the balance in other securities, such as common stock of foreign issuers, corporate debt obligations, U.S. government securities, preferred stock, convertible stock, warrants and rights to buy common stock, real estate investment trusts, repurchase agreements and money market instruments. Although the Fund emphasizes investment-grade securities (or unrated securities that the sub-adviser deems to be of comparable quality), the Fund may invest in non-investment-grade securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests primarily in stocks of U.S. companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid securities markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced.

- *Non-investment grade risk.* A non-investment grade security may fluctuate more in value, and present a greater risk of default, than a higher-rated security.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 18.43% (4th quarter of 1998) and its lowest quarterly return was -16.65% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 years	Life of Fund*
Eagle/JNL Core Equity Fund	-20.53%	0.68%	6.17%
S&P 500 Index	-22.10%	-0.59%	5.61%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on September 16, 1996.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.97%
Estimated Distribution (12b-1) Expense*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.00%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$102
3 Years	$318
5 Years	$552
10 Years	$1,225

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. The Fund may take a temporary, defensive position by investing a substantial portion of its assets in U.S. government securities, cash, cash equivalents and repurchase agreements. Taking a defensive position may reduce the potential for appreciation in the Fund's portfolio. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

Derivatives. The Fund may also use derivative instruments, such as options, futures contracts and indexed securities, which are subject to transaction costs and certain risks, such as unanticipated changes in securities prices. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Eagle/JNL Core Equity Fund is Eagle Asset Management, Inc. (Eagle), 880 Carillon Parkway, St. Petersburg, Florida 33716. Eagle is a wholly owned subsidiary of Raymond James Financial, Inc. Eagle and its affiliates provide a wide range of financial services to retail and institutional clients.

In its capacity as sub-adviser, Eagle supervises and manages the investment portfolio of the Fund. Mr. Ashi Parikh, Managing Director and Portfolio Manager, is responsible for the day-to-day management of the growth equity strategy. Mr. Parikh joined Eagle in April 1999, after serving as Managing Director at Banc One Investment Advisers in Columbus, Ohio for five years. Mr. Ed Cowart, Managing Director and Portfolio Manager, is responsible for the day–to-day management of the value equity strategy. Mr. Cowart joined Eagle in July 1999, after serving as Managing Director at Banc One Investment Advisors in Columbus, Ohio for nine years. Mr. Lou Kirschbaum, Managing Director and Portfolio Manager, is responsible for the day-to-day management of the equity income strategy. He has been responsible for the equity income strategy since the inception of the Fund. Mr. Kirschbaum has been with Eagle since 1986.

Eagle/JNL SmallCap Equity Fund

Investment Objective. The investment objective of the Eagle/JNL SmallCap Equity Fund is long-term capital appreciation.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented by the Russell 2000® Index. The sub-adviser employs a bottom-up approach to identify rapidly growing, under-researched small capitalization companies that appear to be undervalued in relation to their long-term earnings growth rate or asset value. The sub-adviser generally invests in companies which have accelerating earnings, reasonable valuations, strong management that participates in the ownership of the company, reasonable debt, and a high or expanding return on equity. The Fund's equity holdings consist primarily of common stocks, but may also include preferred stocks and investment grade securities convertible into common stocks, and warrants.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests primarily in stocks of U.S. companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Small cap investing.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Fund is likely to invest have limited product lines, markets or financial resources, or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Fund may not be appropriate for all investors.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 29.40% (2nd quarter of 1999) and its lowest quarterly return was -24.08% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 years	Life of Fund*
Eagle/JNL SmallCap Equity Fund	-22.77%	-2.14%	4.53%
Russell 2000 Index	-20.48%	-1.48%	3.03%

The Russell 2000 Index is a broad-based, unmanaged index.
* The Fund began operations on September 16, 1996.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.05%
Estimated Distribution (12b-1) Expense*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.08%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$110
3 Years	$343
5 Years	$595
10 Years	$1,317

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. The Fund may take a temporary, defensive position by investing a substantial portion of its assets in U.S. government securities, cash, cash equivalents and repurchase agreements. Taking a defensive position may reduce the potential for appreciation in the Fund's portfolio. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

Other investments. The Eagle/JNL SmallCap Equity Fund may also invest in American Depositary Receipts of foreign issuers, U.S. Government securities, repurchase agreements and other short-term money market instruments which may diminish returns.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Eagle/JNL SmallCap Equity Fund is Eagle Asset Management, Inc. (Eagle), 880 Carillon Parkway, St. Petersburg, Florida 33716. Eagle and its affiliates provide a wide range of financial services to retail and institutional clients. Eagle is a wholly owned subsidiary of Raymond James Financial, Inc.

Bert L. Boksen, Managing Director and Portfolio Manager of Eagle, is responsible for the day-to-day management of the Fund. Mr. Boksen joined Eagle in April 1995 and has portfolio management responsibilities for its small cap equity accounts. Prior to joining Eagle, Mr. Boksen was employed for 16 years by Raymond James & Associates, Inc. in its institutional research and sales department. While employed by Raymond James & Associates, Inc., Mr. Boksen served as co-head of Research, Chief Investment Officer and Chairman of the Raymond James & Associates, Inc. Focus List Committee. Mr. Boksen has had responsibility for the day-to-day management of the Fund since the inception of the Fund.

JPMorgan/JNL Enhanced S&P 500 Stock Index Fund

Investment Objective. The investment objective of the JPMorgan/JNL Enhanced S&P 500 Stock Index Fund is to provide high total return from a broadly diversified portfolio of equity securities.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of large- and medium-capitalization U.S. companies. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in stocks. The Fund owns a large number of stocks within the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), generally tracking the industry weighting of that Index. Within each industry, the Fund modestly overweights stocks that the sub-adviser regards as undervalued or fairly valued and modestly underweights or does not hold stocks that the sub-adviser determines are overvalued. By so doing, the Fund seeks returns that slightly exceed those of the S&P 500 Index over the long-term with virtually the same level of volatility. The Fund's foreign investments generally reflect the weightings of foreign securities in the S&P 500 Index.

In managing the JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, the sub-adviser generally employs a three-step process:

(i) Based on its in-house research, the sub-adviser takes an in-depth look at company prospects over a relatively long period, often as much as five years, rather than focusing on near-term expectations. This approach is designed to provide insight into a company's real growth potential.

(ii) The research findings allow the sub-adviser to rank the companies in each industry group according to their relative value. These valuation rankings are produced with the help of models that quantify the research team's findings.

(iii) The sub-adviser buys and sells stocks for the Fund according to the policies of the Fund based on the sub-adviser's research and valuation rankings.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid securities markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the returns since the inception of the Fund. The table shows the Fund's returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 11.35% (4th quarter of 2001) and its lowest quarterly return was -17.77% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
JPMorgan/JNL Enhanced S&P 500 Stock Index Fund	-24.94%	-12.07%
S&P 500 Index	-22.10%	-9.72%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on May 16, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.89%
Estimated Distribution (12b-1) Expense*	0.01%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.90%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a **$10,000** investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$92
3 Years	$287
5 Years	$498
10 Years	$1,108

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
In general, the sub-adviser buys stocks that it identifies as undervalued and considers selling them when they appear overvalued. Along with attractive valuation, the Fund's sub-adviser may consider other criteria, such as: catalysts that could trigger a rise in a stock's price; high potential reward compared to potential risk; and temporary mispricings caused by market overreactions. Under normal market conditions, the Fund holds approximately 200-350 stocks and limits each stock's weight in the portfolio to be within +/- 1.0% of its weight in the S&P 500 Index.

Temporary defensive position. The Fund may invest up to 100% of its assets in investment-grade, short-term fixed-income securities during severe market downturns. During any period in which the Fund employs such a temporary defensive strategy, it will not be pursuing, and will not achieve, its investment objective

Derivatives. The Fund may use derivative instruments, such as futures contracts, options, forward currency contracts and swaps, for hedging and risk management, *i.e.*, to establish or adjust exposure to the equities market. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the JPMorgan/JNL Enhanced S&P 500 Stock Index Fund is J.P. Morgan Investment Management Inc. (J.P. Morgan), with principal offices at 522 Fifth Avenue, New York, New York 10036. J.P. Morgan is a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded bank holding company. J.P. Morgan and its affiliates offer a wide range of services to governmental, institutional, corporate and individual customers and act as investment adviser to individual and institutional customers.

Nanette Buziak, Vice President of J.P. Morgan, Timothy Devlin, Vice President of J.P. Morgan and Jonathan Golub, Vice President of J.P. Morgan share the responsibility for the day-to-day management of the Fund. Ms. Buziak has been with J.P. Morgan since March of 1997 and prior to that time was an index arbitrage trader and convertible bond portfolio manager at First Marathon America, Inc. Mr. Devlin has been with J.P. Morgan since 1996 and has managed the Fund since its inception. Mr. Golub has been with J.P. Morgan since 2001 and prior to that time, he led the consultant relations effort at Scudder Kemper Investment for approximately three years and Chancellor LGT for five years.

JPMorgan/JNL International Value Fund (formerly the J.P. Morgan/JNL International & Emerging Markets Fund)

Investment Objective. The investment objective of the JPMorgan/JNL International Value Fund is to provide high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks of non-U.S. companies in developed markets. At least 65% of its total assets will be invested, under normal market conditions, in equity securities of foreign issuers included in the Salomon Smith Barney PMI Value EPAC Index ("SSB PMI Value EPAC Index"). The Fund's industry weightings generally approximate those of the SSB PMI Value EPAC Index, although it does not seek to mirror the index in its choice of individual securities. In choosing stocks, the Fund emphasizes those that are ranked as undervalued according to the sub-adviser's research, while underweighting or avoiding those that appear overvalued. The Fund may also invest in the equity securities of companies in developing countries or "emerging markets." The sub-adviser considers "emerging markets" to be any country generally considered to be an emerging or developing country by the World Bank, the International Finance Corporation or the United Nations or its authorities. An issuer in an emerging market is one that: (i) has its principal securities trading market in an emerging market country; (ii) is organized under the laws of an emerging market; (iii) derives 50% or more of its total revenue from either goods produced, sales made or services performed in emerging markets; or (iv) has at least 50% of its assets located in emerging markets.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks of foreign companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Emerging markets risk.* The Fund may invest a portion of its assets in securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced. The Fund's investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 17.86% (4th quarter of 1999) and its lowest quarterly return was -24.76% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
JPMorgan/JNL International Value Fund	-26.59%	-7.83%
SSB PMI Value EPAC Index	-13.08%	-3.05%
MSCI All Country World Free (ex-U.S.) Index	-16.53%	-6.73%

The SSB PMI Value EPAC Index and MSCI All Country World Free (ex-U.S.) Index are broad-based, unmanaged indices.
* The Fund began operations on March 2, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)
    Maximum Sales Load Imposed on Purchases   **None**
    Maximum Sales Load Imposed on Reinvested Dividends   **None**
    Deferred Sales Load   **None**
    Redemption Fee   **None**
    Exchange Fee   **None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.08%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.08%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$110
3 Years	$343
5 Years	$595
10 Years	$1,317

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The JPMorgan/JNL International Value Fund seeks to achieve its investment objective primarily through its stock selection process. Using a variety of quantitative valuation techniques and based on in-house research, the sub-adviser ranks issuers within each industry group according to their relative value. The sub-adviser makes investment decisions using the research and valuation rankings, as well as its assessment of other factors, including: value characteristics such as price-to-book and price-earnings ratios, catalysts that could trigger a change in a stock's price, potential reward compared to potential risk, and temporary mispricings caused by market overreactions.

Temporary defensive position. The Fund may take a temporary, defensive position by investing a substantial portion of its assets in U.S. government securities, cash, cash equivalents and repurchase agreements. Taking a defensive position may reduce the potential for appreciation in the Fund's portfolio. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Under normal market conditions, the Fund may invest in money market instruments to invest temporary cash balances or to maintain liquidity to meet redemptions.

Portfolio turnover. The Fund may actively trade securities in seeking to achieve its objective. Doing so may increase transaction costs, which may reduce performance.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options and forward currency contracts, for hedging and risk management. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

When-issued securities. The Fund may invest in when-issued and delayed delivery securities. Actual payment for and delivery of such securities does not take place until some time in the future, *i.e.*, beyond normal settlement. The purchase of these securities will result in a loss if their value declines prior to the settlement date. This could occur, for example, if interest rates increase prior to settlement.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the JPMorgan/JNL International Value Fund is J.P. Morgan Investment Management Inc. (J.P. Morgan), with principal offices at 522 Fifth Avenue, New York, New York 10036. J.P. Morgan is a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded bank holding company. J.P. Morgan and its affiliates offer a wide range of services to governmental, institutional, corporate and individual customers and act as investment adviser to individual and institutional customers.

The Fund has a portfolio management team that is responsible for the day-to-day management of the Fund. The portfolio management team is led by Andrew C. Cormie, Managing Director of J.P. Morgan, and Nigel F. Emmett, Vice President of J.P. Morgan. Mr. Cormie has been an international equity portfolio manager since 1997 and employed by J.P. Morgan since 1984. Mr. Emmett joined J.P. Morgan in August 1997. Mr. Cormie and Mr. Emmett have been on the portfolio management team for the Fund since the inception of the Fund.

Janus/JNL Aggressive Growth Fund

Investment Objective. The investment objective of the Janus/JNL Aggressive Growth Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks of U.S. and foreign companies selected for their growth potential. The Janus/JNL Aggressive Growth Fund invests primarily in equity securities when the sub-adviser believes that the relevant market environment favors profitable investing in those securities. The Fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. The sub-adviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market. The sub-adviser selects securities for their capital growth potential; investment income is not a consideration. When the sub-adviser believes that market conditions are not favorable for profitable investing or when the sub-adviser is unable to locate favorable investment opportunities, the Fund's cash or similar investments may increase. Doing so may reduce the potential for appreciation in the Fund's portfolio.

The Fund may invest to a lesser degree in other types of securities, including preferred stock, warrants, convertible securities and debt securities. The Fund may invest without limit in foreign securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Small cap investing risk.* The prices of securities of smaller companies may fluctuate more than securities of larger, more established companies. Also, since securities of smaller companies may not be traded as actively as those of larger companies, it may be difficult or impossible for the Fund to sell those securities at a desirable price.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular.   Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 41.64% (4th quarter of 1999) and its lowest quarterly return was -24.01% (1st quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Janus/JNL Aggressive Growth Fund	-29.76%	3.50%	9.32%
S&P 500 Index	-22.10%	-0.59%	8.66%
Russell 1000 Growth Index	-28.56%	-4.52%	5.29%

The S&P 500 Index and the Russell 1000 Growth Index are broad-based, unmanaged indices.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)
Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.02%
Estimated Distribution (12b-1) Expense*	0.08%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.10%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and

Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$112
3 Years	$350
5 Years	$606
10 Years	$1,340

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Special situations. The Fund may invest in "special situations" from time to time. A special situation arises when, in the opinion of the sub-adviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Developments creating special situations might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate event, or differences in market supply of and demand for the security. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention. The impact of this strategy on the Fund will depend on the Fund's size and the extent of its holdings of special situation issuers relative to total net assets.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Fixed Income Investments. The Fund may invest in debt securities, which involve credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the security will not pay the interest and principal payments when due. The value of a debt security typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise, and the value of debt securities, including those that may be held by the Fund, will fall. Some fixed income investments also involve prepayment risk. This is the risk that, during periods of falling interest rates, a debt security with a high stated interest rate may be prepaid by the issuer before the expected maturity date.

Lower-rated securities. The Fund may invest in high-yield, high-risk, fixed-income securities, commonly known as "junk bonds." These are corporate debt securities rated BBB or lower by S&P or Baa or lower by Moody's, or unrated securities deemed by the sub-adviser to be of comparable quality. Lower-rated securities generally involve a higher risk of default than higher-rated ones.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Janus/JNL Aggressive Growth Fund is Janus Capital Management LLC (Janus Capital), with principal offices at 100 Fillmore Street, Denver, Colorado 80206. Janus Capital is a majority-owned subsidiary of Janus Capital Group Inc., a publicly traded holding company with principal operations in the financial asset management business. Janus Capital provides investment advisory services to mutual funds and other institutional accounts.

Scott Schoelzel, Vice President of Janus Capital and Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund. Mr. Schoelzel joined Janus Capital in 1994. He holds a Bachelor Degree in Business from Colorado College. Mr. Schoelzel has had responsibility for the day-to-day management of the Fund since April 1, 2003.

Janus/JNL Balanced Fund

Investment Objective. The investment objective of the Janus/JNL Balanced Fund is long-term capital growth, consistent with preservation of capital and balanced by current income.

Principal Investment Strategies. The Fund normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Janus/JNL Balanced Fund invests primarily in equity securities when the sub-adviser believes that the relevant market environment favors profitable investing in those securities. The sub-adviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market. The sub-adviser selects securities for their capital growth potential. The sub-adviser may also consider dividend-paying characteristics when selecting common stock. When the sub-adviser believes that market conditions are not favorable for profitable investing or when the sub-adviser is unable to locate favorable investment opportunities, the Fund's position in cash or similar investments may increase. Doing so may reduce the potential for appreciation in the Fund's portfolio. The Fund will normally invest at least 25% of its assets in fixed-income securities. The Fund may invest without limit in foreign securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk*. Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall. Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a stock's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk*. Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk*. The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 4.93% (4th quarter of 2001) and its lowest quarterly return was -5.59% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Janus/JNL Balanced Fund	-6.57%	-4.90%
S&P 500 Index	-22.10%	-16.28%
Lehman Brothers Gov't/Corp. Bond Index	11.04%	11.01%

The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices.
The Lehman Brothers Gov't/Corp. Bond Index is composed of all bonds that are of investment grade with at least one year until maturity.
* The Fund began operations on May 1, 2000.

The Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.05%
Estimated Distribution (12b-1) Expense*	0.02%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.07%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$109
3 Years	$340
5 Years	$590
10 Years	$1,306

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Special situations. The Fund may invest in "special situations" from time to time. A special situation arises when, in the opinion of the sub-adviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Developments creating special situations might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate event, or differences in market supply of and demand for the security. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention. The impact of this strategy on the Fund will depend on the Fund's size and the extent of its holdings of special situation issuers relative to total net assets.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Lower-rated securities. The Fund may invest in high-yield, high-risk, fixed-income securities, commonly known as "junk bonds." These are corporate debt securities rated BBB or lower by S&P or Baa or lower by Moody's, or unrated securities deemed by the sub-adviser to be on comparable quality. Lower-rated securities generally involve a higher risk of default than higher-rated ones.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Janus/JNL Balanced Fund is Janus Capital Management LLC (Janus Capital), with principal offices at 100 Fillmore Street, Denver, Colorado 80206. Janus Capital is a majority-owned subsidiary of Janus Capital Group Inc., a publicly traded holding company with principal operations in the financial asset management business. Janus Capital provides investment advisory services to mutual funds and other institutional accounts.

Karen L. Reidy is Vice President of Janus Capital and the Portfolio Manager of the Fund. She is also the portfolio manager and Executive Vice President of Janus Balanced Fund and Janus Core Equity Fund. Ms. Reidy also manages separate accounts and sub-advised portfolios in the Balanced discipline. Ms. Reidy joined Janus Capital in 1995 as a research analyst. Before assuming management responsibilities of Janus Balanced Fund and Janus Equity Income Fund in January 2000, Ms. Reidy was Assistant Portfolio Manager of Janus Fund, focusing her research on large-capitalization companies. Ms. Reidy earned a bachelor's degree in accounting from the University of Colorado. She passed the Certified Public Accountant exam in 1992 and has earned the right to use the Chartered Financial Analyst designation.

Janus/JNL Capital Growth Fund

Investment Objective. The investment objective of the Janus/JNL Capital Growth Fund is long-term growth of capital in a manner consistent with the preservation of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective through a non-diversified portfolio consisting primarily of equity securities of U.S. and foreign companies selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index and are determined at the time their securities are acquired by the Fund. The market capitalizations within the Index will vary, but as of December 31, 2002, they ranged between approximately $225 million and $10.51 billion. The sub-adviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market. The sub-adviser selects securities for their capital growth potential; investment income is not a consideration. When the sub-adviser believes that market conditions are not favorable for profitable investing or when the sub-adviser is unable to locate favorable investment opportunities, the Fund's position in cash or similar investments may increase. Doing so may reduce the potential for appreciation in the Fund's portfolio.

The Fund normally invests a majority of its equity assets in medium-sized companies. The Fund may invest to a lesser degree in other types of securities, including preferred stock, warrants, convertible securities and debt securities. The Fund may invest without limit in foreign securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Mid-capitalization investing risk.* The prices of securities of mid-capitalization companies tend to fluctuate more widely than those of larger, more established companies.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular.   Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 59.05% (4th quarter of 1999) and its lowest quarterly return was -32.74% (1st quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Janus/JNL Capital Growth Fund	-29.21%	-3.49%	5.47%
S&P MidCap 400 Index	-14.51%	6.40%	12.47%

The S&P MidCap 400 Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)
    Maximum Sales Load Imposed on Purchases   **None**
    Maximum Sales Load Imposed on Reinvested Dividends   **None**
    Deferred Sales Load   **None**
    Redemption Fee   **None**
    Exchange Fee   **None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.04%
Estimated Distribution (12b-1) Expense*	0.05%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.09%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$114
3 Years	$347
5 Years	$601
10 Years	$1,329

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Special situations. The Fund may invest in "special situations" from time to time. A special situation arises when, in the opinion of the sub-adviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Developments creating special situations might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate event, or differences in market supply of and demand for the security. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention. The impact of this strategy on the Fund will depend on the Fund's size and the extent of its holdings of special situation issuers relative to total net assets.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Fixed Income Investments. The Fund may invest in debt securities, which involve credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the security will not pay the interest and principal payments when due. The value of a debt security typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise, and the value of debt securities, including those that may be held by the Fund, will fall. Some fixed income investments also involve prepayment risk. This is the risk that, during periods of falling interest rates, a debt security with a high stated interest rate may be prepaid by the issuer before the expected maturity date.

Lower-rated securities. The Fund may invest in high-yield, high-risk, fixed-income securities, commonly known as "junk bonds." These are corporate debt securities rated BBB or lower by S&P or Baa or lower by Moody's, or unrated securities deemed by the sub-adviser to be on comparable quality. Lower-rated securities generally involve a higher risk of default than higher-rated ones.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Janus/JNL Capital Growth Fund is Janus Capital Management LLC (Janus Capital), with principal offices at 100 Fillmore Street, Denver, Colorado 80206. Janus Capital is a majority-owned subsidiary of Janus Capital Group Inc., a publicly traded holding company with principal operations in the financial asset management business. Janus Capital provides investment advisory services to mutual funds and other institutional accounts.

Jonathan Coleman, Vice President of Janus Capital and Portfolio Manager of the Fund, is responsible for the day-to-day management of the Janus/JNL Capital Growth Fund. Mr. Coleman was a research analyst with Janus Capital from 2000 through 2001. Mr. Coleman joined Janus Capital in 1994. Mr. Coleman earned a bachelor's degree from Williams College. Mr. Coleman has earned the right to use the Chartered Financial Analyst designation. Mr. Coleman has had responsibility for the day-to-day management of the Fund since February 1, 2002.

Janus/JNL Global Equities Fund*

Investment Objective. The investment objective of the Janus/JNL Global Equities Fund is long-term growth of capital in a manner consistent with the preservation of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of foreign and domestic issuers. The sub-adviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large. The sub-adviser selects securities for their capital growth potential; investment income is not a consideration. When the sub-adviser believes that market conditions are not favorable for profitable investing or when the sub-adviser is unable to locate favorable investment opportunities, the Fund's position in cash or similar investments may increase. Doing so may reduce the potential for appreciation in the Fund's portfolio.

The Fund may invest to a lesser degree in other types of securities, including preferred stock, warrants, convertible securities, and debt securities, such as corporate bonds. The Fund can invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity, as well as domestic and foreign governments, government agencies and other governmental entities. The Fund normally invests in securities of issuers from at least five different countries, including the United States, although it may invest in fewer than five countries. The Fund may invest without limit in foreign securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange

---

* The Janus/JNL Global Equities Fund (the "Fund") has been closed to new contract holders since September 1, 2000. The Fund is still available to contract holders who purchased their contract prior to September 1, 2000, even if the contract holder does not have a current allocation in the Fund. The Fund is also available to both new and existing contract holders as an underlying Fund of the S&P/JNL Conservative Growth Fund I, the S&P/JNL Moderate Growth Fund I, the S&P/JNL Aggressive Growth Fund I, the S&P/JNL Very Aggressive Growth Fund I, the S&P/JNL Equity Growth Fund I, and the S&P/JNL Equity Aggressive Growth Fund I.

rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 43.03% (4th quarter of 1999) and its lowest quarterly return was -20.53% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Janus/JNL Global Equities Fund	-27.12%	-0.99%	8.95%
Morgan Stanley Capital International World Index	-21.06%	-3.29%	2.43%

The Morgan Stanley Capital International World Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)
Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.07%
Estimated Distribution (12b-1) Expense*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.10%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and

Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$112
3 Years	$350
5 Years	$606
10 Years	$1,340

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Special situations. The Fund may invest in "special situations" from time to time. A special situation arises when, in the opinion of the sub-adviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Developments creating special situations might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate event, or differences in market supply of and demand for the security. Investments in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention. The impact of this strategy on the Fund will depend on the Fund's size and the extent of its holdings of special situation issuers relative to total net assets.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Fixed Income Investments. The Fund may invest in debt securities, which involve credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the security will not pay the interest and principal payments when due. The value of a debt security typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise, and the value of debt securities, including those that may be held by the Fund, will fall. Some fixed income investments also involve prepayment risk. This is the risk that, during periods of falling interest rates, a debt security with a high stated interest rate may be prepaid by the issuer before the expected maturity date.

Lower-rated securities. The Fund may invest in high-yield, high-risk fixed-income securities, commonly known as "junk bonds." These are corporate debt securities rated BBB or lower by S&P or Baa or lower by Moody's, or unrated securities deemed by the sub-adviser to be of comparable quality. Lower-rated securities generally involve a higher risk of default, and may fluctuate more in value than higher-rated securities.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Janus/JNL Global Equities Fund is Janus Capital Management LLC (Janus Capital), with principal offices at 100 Fillmore Street, Denver, Colorado 80206. Janus Capital is a majority-owned subsidiary of Janus Capital Group Inc., a publicly traded holding company with principal operations in the financial asset management business. Janus Capital provides investment advisory services to mutual funds and other institutional accounts.

Laurence Chang, Vice President of Janus Capital and Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund. Laurence Chang is Manager and Executive Vice President of Janus Worldwide Fund, Janus Aspen Worldwide Growth Portfolio and Janus Adviser Worldwide Fund. He also manages separate accounts and an institutional commingled fund in the International Growth discipline. Mr. Chang joined Janus Capital in 1993. Mr. Chang received his Bachelor of Arts degree in religion with a concentration in philosophy from Dartmouth College, graduating summa cum laude, and a Master's degree in political science from Stanford University. Mr. Chang has earned the right to use the Chartered Financial Analyst designation. Mr. Chang has been co-manager of the Fund since January 2000.

Lazard/JNL Mid Cap Value Fund

Investment Objective. The investment objective of the Lazard/JNL Mid Cap Value Fund is capital appreciation.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued based on their return on equity. The Russell Mid Cap Index is composed of selected common stocks of medium-size U.S. companies. The Fund's equity holdings consist primarily of common stocks, but may also include preferred stocks, securities convertible into or exchangeable for common stocks, rights and warrants, real estate investment trusts and American and Global Depositary Receipts. To the extent its assets are not invested in such securities, the Fund may invest in the equity securities of larger capitalization companies or investment-grade fixed-income securities. In searching for undervalued medium capitalization stocks, the sub-adviser uses a stock-selection process based primarily on analysis of historical financial data, with little emphasis placed on forecasting future earnings or events.

The sub-adviser does not automatically sell a security if its market capitalization grows or falls outside the range of companies in the Russell Midcap® Index. The sub-adviser may sell a security for any of the following reasons:

- its price rises to a level where it no longer reflects value (target valuation);

- the underlying investment assumptions are no longer valid;

- company management changes their direction; or

- external events occur (e.g., changes in regulation, taxes and competitive position).

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests primarily in equity securities of U.S. companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced.

- *Mid-capitalization investing risk.* The prices of securities of mid-capitalization companies may fluctuate more than those of larger, more established companies.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 19.12% (4th quarter of 2001) and its lowest quarterly return was -16.09% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Lazard/JNL Mid Cap Value Fund	-14.08%	3.49%
Russell Midcap® Index	-17.44%	-0.43%

The Russell Midcap® Index is a broad-based, unmanaged index.
* The Fund began operations on March 2, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.08%
Estimated Distribution (12b-1) Expense*	0.04%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.12%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate

Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$114
3 Years	$356
5 Years	$617
10 Years	$1,363

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. For temporary, defensive purposes, the Fund may invest up to all of its assets in larger capitalization companies, cash and short-term money market instruments. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

Derivatives. The Fund may use derivative instruments, such as options and futures contracts and forward currency contracts, for hedging or to enhance return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Lazard/JNL Mid Cap Value Fund is Lazard Asset Management LLC (Lazard), 30 Rockefeller Plaza, New York, New York 10112. Lazard is a subsidiary of Lazard Frères & Co. LLC (Lazard Frères), a New York limited liability company, which provides its clients with a wide variety of investment banking, brokerage and related services. Lazard and its affiliates provide investment management services to client discretionary accounts of both individuals and institutions.

The Fund is managed on a team basis. Herbert W. Gullquist, Andrew Lacey and Christopher Blake share primary responsibility for the day-to-day management of the Fund. Mr. Gullquist has been with Lazard since 1982. He is a Managing Director and a Vice Chairman of Lazard Frères, and is the Chief Investment Officer of Lazard.
Mr. Gullquist is responsible for monitoring all investment activity to ensure adherence to Lazard's investment philosophy and guidelines. Mr. Lacey has been with Lazard since 1996. He is a portfolio manager and a Director of Lazard. Mr. Blake, a research analyst, has been with Lazard since 1995. Mr. Gullquist has been responsible for the day-to-day management of the Fund since the inception of the Fund. Mr. Lacey and Mr. Blake have shared responsibility for the day-to-day management of the Fund since January 2001 and November 2001, respectively.

Lazard/JNL Small Cap Value Fund

Investment Objective. The investment objective of the Lazard/JNL Small Cap Value Fund is capital appreciation.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented by the Russell 2000 Index that the sub-adviser believes are undervalued based on their return on equity. The Russell 2000 Index is composed of selected common stocks of small, generally unseasoned U.S. companies. The Fund's equity holdings consist primarily of common stocks but may also include preferred stocks, securities convertible into or exchangeable for common stocks, rights and warrants, real estate investment trusts and American and Global Depositary Receipts. In searching for undervalued small capitalization stocks, the sub-adviser uses a stock-selection process based primarily on analysis of historical financial data, with little emphasis placed on forecasting future earnings or events.

The sub-adviser does not automatically sell a security if its market capitalization grows or falls outside the range of companies in the Russell 2000 Index. The sub-adviser may sell a security for any of the following reasons:

- its price rises to a level where it no longer reflects value (target valuation);

- the underlying investment assumptions are no longer valid;

- company management changes their direction; or

- external events occur (e.g., changes in regulation, taxes and competitive position).

The Fund may invest in equity securities of larger U.S. companies or investment-grade fixed-income securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Value investing risk.* The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced.

- *Small cap investing risk.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Fund is likely to invest have limited product lines, markets or financial resources, or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Fund may not be appropriate for all investors.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 20.18% (2nd quarter of 1999) and its lowest quarterly return was -18.94% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Lazard/JNL Small Cap Value Fund	-17.22%	0.11%
Russell 2000 Index	-20.48%	-2.68%

The Russell 2000 Index is a broad-based, unmanaged index.
* The Fund began operations on March 2, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.14%
Estimated Distribution (12b-1) Expense*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.17%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and

Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$119
3 Years	$372
5 Years	$644
10 Years	$1,420

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. For temporary, defensive purposes, the Fund may invest up to all of its assets in larger capitalization companies, cash and short-term money market instruments. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Lazard/JNL Small Cap Value Fund is Lazard Asset Management LLC (Lazard), 30 Rockefeller Plaza, New York, New York 10112. Lazard is a subsidiary of Lazard Frères & Co. LLC (Lazard Frères), a New York limited liability company, which provides its clients with a wide variety of investment banking, brokerage and related services. Lazard and its affiliates provide investment management services to client discretionary accounts of both individuals and institutions.

The Fund is managed on a team basis. Herbert W. Gullquist and Patrick Mullin share primary responsibility for the day-to-day management of the Fund. Mr. Gullquist has been with Lazard since 1982. He is a Managing Director and a Vice Chairman of Lazard Frères, and is the Chief Investment Officer of Lazard. Mr. Gullquist is responsible for monitoring all investment activity to ensure adherence to Lazard's investment philosophy and guidelines.
Mr. Mullin has been with Lazard since 1998. He is a Portfolio Manager and a Director of Lazard. Prior to joining Lazard in 1998, he was with Target Capital Management from February 1997 to December 1997 and prior to that he was with Dillon, Read & Co. Inc. Mr. Gullquist and Mr. Mullin have shared responsibility for the day-to-day management of the Fund since January 2001.

Mellon Capital Management/JNL S&P 500 Index Fund

Investment Objective. The investment objective of the Mellon Capital Management/JNL S&P 500 Index Fund is to match the performance of the S&P 500® Index. The Fund is constructed to mirror the S&P 500 Index to provide long-term capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in large-capitalization company securities. The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the S&P 500 Index through statistical procedures. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. The Fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the Index. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long-term.

The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500. This approach is called "replication." When replicating a capitalization-weighted index such as the S&P 500, portfolio turnover is reduced to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment income. The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share price.

In the event that all the stocks comprising the index cannot be purchased, the Fund may purchase a representative sample of stocks from each economic sector included in the S&P 500 in proportion to the weighting in the S&P 500. To the extent that the Fund seeks to replicate the S&P 500 using such sampling techniques, a close correlation between the Fund's performance and the performance of the S&P 500 may be anticipated in both rising and falling markets. The Fund attempts to achieve a correlation between the performance of its investments and that of the S&P 500 of at least 0.95 before deduction of Fund expenses. A correlation of 1.00 would represent perfect correlation between the Fund and S&P 500 performance. The Fund's ability to achieve significant correlation between Fund and S&P 500 performance may be affected by changes in securities markets and changes in the composition of the S&P 500.

The Fund may invest in derivative securities to manage cash flows and equitize dividend accruals.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price, and a broad-based market drop may also cause a stock's price to fall

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisor must choose the correct derivatives exposure versus the underlying assets to be hedged in order to realize the desired results from the investment. The derivatives purchased are priced on the index that the sub-advisor is tracking. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Index investing risk.* While the S&P 500 is comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the S&P 500 to be significantly influenced by a handful of companies. Thus, the Fund's performance will be more vulnerable to changes in the market value of those companies.

  The stocks of the S&P 500 in which the Fund invests are considered large-capitalization stocks. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing small- or mid-capitalization companies.

  The Fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between the Fund and index performance may be affected by the Fund's expenses, changes in securities markets, changes in the composition of the index, the size of the Fund's portfolio and the timing of purchases and redemptions of the Fund's shares. Because the Fund has expenses and other investment considerations that an index does not, the Fund's performance may be lower than that of the index.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.60%
Estimated Distribution (12b-1) Expense*	.01%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.61%

*As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$62
3 Years	$195
5 Years	$340
10 Years	$762

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The S&P 500 Index. The S&P 500 is composed of 500 common stocks that are selected by Standard & Poor's to capture the price performance of a large cross-section of the U.S. publicly traded stock market. Stocks included in the S&P 500 are chosen with the aim of achieving a representative portfolio from the various components of the U.S. economy. A limited percentage of the S&P 500 may include foreign securities traded on U.S. exchanges. Aggregate market value and trading activity also are considered in the selection process. While these stocks do not necessarily represent the 500 largest corporations in the Unites States, the S&P 500 is recognized for its emphasis toward large stocks. The 500 securities, most of which trade on the New York Stock Exchange, currently represent approximately 80% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted by its market capitalization. The inclusion of a stock in the S&P 500 in no way implies that Standard & Poor's believes the stock to be an attractive investment, nor is Standard & Poor's in any way affiliated with the Fund.

Mellon Financial Corporation, the parent company of the Fund's sub-adviser, stock is included in the S&P 500 Index and, therefore, the Fund will purchase and own Mellon Financial Corporation stock.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Mellon Capital Management/JNL S&P 500 Index Fund is Mellon Capital Management Corporation (Mellon), located at 595 Market Street, San Francisco, California 94105. Mellon is a wholly owned subsidiary of Mellon Financial Corporation, a publicly traded financial and bank holding company.

Mellon supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund

Investment Objective. The investment objective of the Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund is to match the performance of the S&P 400 Index. The Fund is constructed to mirror the index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.

Principal Investment Strategies. The Fund seeks to achieve its objective by utilizing a passive investment approach, called indexing, which attempts to replicate the investment performance of the S&P 400 Index through statistical procedures. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the stocks in the S&P 400 Index in proportion to their market capitalization weighting in the S&P 400. This approach is called "replication." When replicating a capitalization-weighted index such as the S&P 400, portfolio turnover is reduced to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment of income. The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share prices of the securities owned.

In the event that all the stocks comprising the index cannot be purchased, the Fund may purchase a representative sample of stocks from each economic sector included in the S&P 400 in proportion to the weighting in the S&P 400. To the extent that the Fund seeks to replicate the S&P 400 using such sampling techniques, a close correlation between the Fund's performance and the performance of the S&P 400 may be anticipated in both rising and falling markets. The Fund attempts to achieve a correlation between the performance of its investments and that of the S&P 400 of at least 0.95 before deduction of Fund expenses. A correlation of 1.00 would represent perfect correlation between the Fund and S&P 400 performance. The Fund's ability to achieve significant correlation between the Fund and S&P 400 performance may be affected by changes in securities markets and changes in the composition of the S&P 400.

The Fund may invest in derivatives to manage contract owner cash flows and equitize dividend accruals.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price, and a broad-based market drop may also cause a stock's price to fall

- *Mid-capitalization investing risk.* Historically, mid-capitalization stocks have been more volatile in price than large-capitalization stocks that dominate the overall stock market and often perform quite differently.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisor must choose the correct derivatives exposure versus the underlying assets to be hedged in order to realize the desired results from the investment. The derivatives purchased are priced on the index that the sub-advisor is tracking.   The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Index investing risk.* While the S&P 400 is comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the S&P 400 to be significantly influenced by a handful of companies. Thus, the Fund's performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing small- or large-capitalization companies.

  The Fund uses an indexing strategy. It does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between the Fund and index performance may be affected by the Fund's expenses, changes in securities markets, changes in the composition of the index, the size of the Fund's portfolio and the timing of purchases and redemptions of the Fund's shares. Because the Fund has expenses and other investment considerations that an index does not, the Fund's performance may be lower than that of the index.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.60%
Estimated Distribution (12b-1) Expense*	.01%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.61%

*As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the

Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$62
3 Years	$195
5 Years	$340
10 Years	$762

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The S&P 400 Mid Cap Index. The S&P MidCap 400 Index consists of 400 domestic stocks that are selected by Standard & Poor's to capture the price performance of a large cross section of the U.S. publicly traded stock market. Stocks included in the S&P 400 are chosen with the aim of achieving a representative portfolio from the various components of the U.S. economy. A limited percentage of the S&P 400 may include foreign securities traded on U.S. exchanges. Aggregate market value and trading activity are also considered in the selection process. Each stock in the S&P 400 is weighted by its market capitalization (or the stock's price multiplied by the number of shares outstanding, as the S&P 400 is considered a capitalization-weighted index.) The inclusion of a stock in the S&P 400 in no way implies that Standard & Poor's believes the stock to be an attractive investment, nor is Standard & Poor's in any way affiliated with the Fund.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund is Mellon Capital Management Corporation (Mellon), located at 595 Market Street, San Francisco, California 94105. Mellon is a wholly owned subsidiary of Mellon Financial Corporation, a publicly traded financial and bank holding company.

Mellon supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

Mellon Capital Management/JNL Small Cap Index Fund

Investment Objective. The investment objective of the Mellon Capital Management/JNL Small Cap Index Fund is to match the performance of the Russell 2000® Index. The Fund is constructed to mirror the index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by utilizing a passive investment approach, called indexing, which attempts to track the investment performance of the Russell 2000 Index through statistical procedures. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of securities, which seeks to match the performance and characteristics of the Russell 2000 Index through replicating a majority of the Index and sampling from the remaining securities. To the extent that the Fund seeks to replicate the Russell 2000 using sampling techniques, a close correlation between the Fund's performance and the performance of the Index may be anticipated in both rising and falling markets.

The Fund may invest in derivatives to manage contract owner cash flows and to equitize dividend accruals.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price, and a broad-based market drop may also cause a stock's price to fall

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisor must choose the correct derivatives exposure versus the underlying assets to be hedged in order to realize the desired results from the investment. The derivatives purchased are priced on the index that the sub-advisor is tracking.   The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Small cap investing risk.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Fund is likely to invest have limited product lines, markets or financial resources, or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Fund may not be appropriate for all investors.

- *Mid-cap investing risk.* Mid-capitalization stocks may be more volatile in price than large-capitalization stocks that dominate the overall stock market, and often perform quite differently.

- *Index investing risk.* While the Russell 2000 is comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the Russell 2000 to be significantly influenced by a handful of companies. Thus, the Fund's performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds.

  The Fund uses an indexing strategy. It does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between the Fund and index performance may be affected by the Fund's expenses, changes in securities markets, changes in the composition of the index, the size of the Fund's portfolio and the timing of purchases and redemptions of the Fund's shares. Because the Fund has expenses and other investment considerations that an index does not, the Fund's performance may be lower than that of the index.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)
Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.60%
Estimated Distribution (12b-1) Expense*	0.02%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.62%

*As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$63
3 Years	$199
5 Years	$346
10 Years	$774

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Russell 2000 Index. The Russell 2000 is composed of approximately 2000 common stocks that are selected by the Frank Russell Company to capture the price performance of a large cross section of the U.S. publicly traded stock market. Stocks that are included in the Russell 2000 are chosen with the aim of achieving a broad representative portfolio from the various sectors of the U.S. economy. These stocks do not necessarily represent the entire U.S. economy, as they exclude approximately 1000 large company stocks. Stocks held in the Russell 1000 Index are excluded from the Russell 2000 Index. The Russell 2000 is recognized for its emphasis towards small- and mid-size stocks, essentially the remainder of the U.S. market. Each stock in the Russell 2000 is weighted by its market capitalization (the total market value relative to the total market values of all the securities in the Russell 2000).

The inclusion of a security in the Russell 2000 in no way implies that the Frank Russell Company believes that security to be an attractive investment, nor is the Frank Russell Company in any way affiliated with the Fund.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Mellon Capital Management/JNL Small Cap Index Fund is Mellon Capital Management Corporation (Mellon), located at 595 Market Street, San Francisco, California 94105. Mellon is a wholly owned subsidiary of Mellon Financial Corporation, a publicly traded financial and bank holding company.

Mellon supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

Mellon Capital Management/JNL International Index Fund

Investment Objective. The investment objective of the Mellon Capital Management/JNL International Index Fund is to match the performance of the Morgan Stanley Capital International (MSCI) Europe Australasia Far East (EAFE) Free Index. The Fund is constructed to mirror the index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.

Principal Investment Strategies. The Fund seeks to achieve this investment objective by utilizing a passive investment approach, called indexing, which attempts to track the investment performance of the MSCI EAFE® [1] Free Index through statistical procedures. The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. Indexing offers a cost-effective approach to gaining diversified market exposure over the long term.

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of international securities, sampling from the stocks included in the MCSI EAFE Free Index or derivative securities economically related to the MSCI EAFE Free Index.

To implement this strategy, the Fund may invest up to 50% of its net asset value in derivatives to manage contract owner cash flows and anticipated dividend accruals, and to facilitate meeting the Fund's objectives. For example, the Fund may use foreign currency forward contracts to maintain the approximate currency exposure of the MSCI EAFE Free Index.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile and less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics

---

[1] MSCI EAFE is a trademark of Morgan Stanley Capital International, Inc., and has been licensed for use by Mellon Financial Corporation. The Fund is not sponsored, endorsed, sold or promoted by the Morgan Stanley Capital International, Inc., and Morgan Stanley Capital International, Inc. makes no representation regarding the advisability of investing in the Fund.

of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisor must choose the correct derivatives exposure versus the underlying assets to be hedged in order to realize the desired results from the investment. The derivatives purchased are priced on the index that the sub-advisor is tracking. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Index investing risk.* While the MSCI EAFE Index is comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the MSCI EAFE Index to be significantly influenced by a handful of companies. Thus, the Fund's performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing domestic companies.

  The Fund uses an indexing strategy. It does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between the Fund and index performance may be affected by the Fund's expenses, changes in securities markets, changes in the composition of the index, the size of the Fund's portfolio and the timing of purchases and redemptions of the Fund's shares. Because the Fund has operating expenses and other considerations that the index does not, the Fund's performance may be lower than that of the index.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.65%
Estimated Distribution (12b-1) Expense*	.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.65%

*As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$66
3 Years	$208
5 Years	$362
10 Years	$810

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The MSCI EAFE Free Index. The MSCI EAFE Free Index is comprised of common stocks from the following countries: Australia, Austria, Belgium, Denmark, Finland, France, Greece, Germany, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The companies within each country are selected by MSCI to capture the price performance of a large cross section of the international publicly traded stock markets. Stocks included in the Index are chosen with the aim of achieving a representative portfolio from the various countries and sectors of the developed international economy. Aggregate market value and trading activity are also considered in the selection process. The inclusion of a stock in the MSCI EAFE Free Index in no way implies that Morgan Stanley Capital International, Inc. believes the stock to be an attractive investment, nor is Morgan Stanley Capital International, Inc. in any way affiliated with the Fund.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Mellon Capital Management/JNL International Index Fund is Mellon Capital Management Corporation (Mellon), located at 595 Market Street, San Francisco, California 94105. Mellon is a wholly owned subsidiary of Mellon Financial Corporation, a publicly traded financial and bank holding company.

Mellon supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

Mellon Capital Management/JNL Bond Index Fund

Investment Objective. The investment objective of the Mellon Capital Management/JNL Bond Index Fund is to match the performance of the Lehman Brothers Aggregate Bond Index. The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments.

Principal Investment Strategies. The Fund seeks to achieve its objective by utilizing a passive investment approach called indexing, which seeks to track the investment performance of the Lehman Brothers Aggregate Index through statistical procedures. Bonds are selected based on their characteristics to create a portfolio that profiles the Index. The Fund does not employ traditional methods of active investment management such as actively buying and selling bonds based upon interest rate bets or sector rotation. Indexing offers a cost-effective approach to gaining diversified market exposure over the long-term.

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed-income securities that seek to match the performance and summary characteristics of the Lehman Brothers Aggregate Index. Research and experience indicates that it is impractical to fully replicate most broad fixed-income indices. This index includes thousands of issues, many of which may be illiquid and unavailable in the secondary market. Additionally, reinvestment of cash flows would be costly in a full replication environment, as it would entail trading many issues in uneven amounts. Given these difficulties, Mellon Capital utilizes a sampling approach that combines analysis and the experience and judgment of its investment professionals.

Through the sampling approach, the Fund's sub-adviser selects a basket of securities in order to match the important risk characteristics of the Index. Buy and sell decisions are based primarily on portfolio characteristic overweightings and underweightings. The Fund's composition is continuously evaluated relative to the Index, and if necessary, the portfolio is rebalanced, typically using cash flows from accruals and contract owner contributions and withdrawals.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Pre-payment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Index investing risk.* The Fund uses an indexing strategy. It does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor bond performance.

  The correlation between the Fund and index performance may be affected by the Fund's expenses, changes in securities markets, changes in the composition of the index, the size of the Fund's portfolio and the timing of purchases and redemptions of the Fund's shares. Because the Fund is subject to expenses and other considerations to which the index is not, and because the sub-adviser uses a sampling technique rather than full replication of the index, the Fund's performance may be lower than that of the index.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	None
Maximum Sales Load Imposed on Reinvested Dividends	None
Deferred Sales Load	None
Redemption Fee	None
Exchange Fee	None

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.60%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.60%

*As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$61
3 Years	$192
5 Years	$335
10 Years	$750

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Index is comprised of investment-grade, fixed-rate U.S. bonds, including Treasuries, corporate bonds, agency mortgage pass-through securities, and asset-backed securities. The bonds selected for the Index must meet the following criteria: (1) the maturity must be greater than one year; (2) the issue must have at least $100 million available to investors; (3) the rating must be investment grade (Baa3 or better) by Moody's Investors Service; (4) the rate must be fixed; and (5) the bond must be U.S. dollar-denominated and non-convertible. The inclusion of a bond in the Lehman Brothers Aggregate Index in no way implies that Lehman Brothers believes the bond to be an attractive investment, nor is Lehman Brothers in any way affiliated with the Fund.

Derivatives. Derivatives, such as futures or options on futures, are permitted investments of the Fund. However, the Fund's sub-adviser expects to make such investments only infrequently due to the liquidity provided by the Fund's principal investments. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-advisor must choose the correct derivatives exposure versus the underlying assets to be hedged in order to realize the desired results from the investment. The derivatives purchased are priced on the index that the sub-advisor is tracking. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Mellon Capital Management/JNL Bond Index Fund is Mellon Capital Management Corporation (Mellon), located at 595 Market Street, San Francisco, California 94105. Mellon is a wholly owned subsidiary of Mellon Financial Corporation, a publicly traded financial and bank holding company.

Mellon supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. Mellon utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

Oppenheimer/JNL Global Growth Fund

Investment Objective. The investment objective of the Oppenheimer/JNL Global Growth Fund is to seek capital appreciation.

Principal Investment Strategies. The Fund attempts to achieve its objective by investing primarily in common stocks of companies in the U.S and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

The Fund is not required to allocate its investments in any set percentages in any particular countries. As a fundamental policy, the Fund normally will invest in at least three countries (one of which may be the United States). Typically, the Fund invests in a number of different countries.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Mid-cap investing risk.* The stock prices of mid-capitalization companies may tend to fluctuate more widely than those of larger, more established companies.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk*. The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Emerging market risk.* Foreign investment risk may be particularly high to the extent that the Fund invests in emerging market securities of issuers based in countries with developing economies. These securities may present market, credit, currency liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Industry focus risk*. At times the Fund may increase the relative emphasis of its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

- *Cyclical opportunities risk*. The Fund may also seek to take advantage of changes in the business cycle by investing in companies that are sensitive to those changes if the portfolio manager believes they have growth potential. The Fund might sometimes seek to take tactical advantage of short-term market movements or events affecting particular issuers or industries. There is a risk that if the event does not occur as expected, the value of the stock could fall, which in turn could depress the Fund's share prices.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 3.30% (4th quarter of 2002) and its lowest quarterly return was -18.48% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Oppenheimer/JNL Global Growth Fund	-22.33%	-17.85%
Morgan Stanley Capital International World Index	-21.06%	-20.12%

The Morgan Stanley Capital International World Index is a broad-based, unmanaged index.
* The Fund began operations on May 1, 2001.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.05%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.05%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$107
3 Years	$334
5 Years	$579
10 Years	$1,283

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Security selection criteria. In selecting securities for the Fund, the Fund's portfolio manager looks primarily for foreign and U.S. companies with high growth potential. The portfolio manager uses fundamental analysis of a company's financial statements, management structure, operations and product development, and considers factors affecting the industry of which the issuer is part. The portfolio manager considers overall and relative economic conditions in U.S. and foreign markets, and seeks broad portfolio diversification in different countries to help moderate the special risks of foreign investing. The portfolio manager currently focuses on the factors below (which may vary in particular cases and may change over time), looking for:

- Stocks of small-, medium- and large-capitalization growth-oriented companies worldwide,
- Companies that stand to benefit from global growth trends,
- Businesses with strong competitive positions and high demand for their products or services,
- Cyclical opportunities in the business cycle and sectors or industries that may benefit from those opportunities.

In applying these and other selection criteria, the portfolio manager considers the effect of worldwide trends on the growth of various business sectors. The trends, or global "themes," currently considered include development of new technologies, corporate restructuring, the growth of mass affluence and demographic changes.

Temporary defensive position. For temporary, defensive purposes, the Fund can invest up to 100% of its assets in temporary defensive investments. These would ordinarily be U.S. government securities, highly-rated commercial paper, bank deposits or repurchase agreements. For cash management purposes, the Fund can hold cash equivalents such as commercial paper, repurchase agreements, Treasury bills and other short-term U.S. government securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Oppenheimer/JNL Global Growth Fund is OppenheimerFunds, Inc. (Oppenheimer), located at 498 7th Avenue, New York, New York 10018. Oppenheimer is wholly owned by Oppenheimer Acquisition Corp., a holding company controlled by Massachusetts Mutual Life Insurance Company.

William L.Wilby, Senior Vice President of Oppenheimer, has been responsible for the day-to-day management of the Fund's portfolio since the inception of the Fund. He joined Oppenheimer in 1991. Mr. Wilby is a graduate of the United States Military Academy and holds an M.A. and Ph.D. in international economics from the University of Colorado. He has earned the right to use the Chartered Financial Analyst designation.

Oppenheimer/JNL Growth Fund

Investment Objective. The investment objective of the Oppenheimer/JNL Growth Fund is to seek capital appreciation.

Principal Investment Strategies. The Fund invests mainly in common stocks of "growth companies." The Fund currently focuses on stocks of companies having, at the time of purchase a large capitalization (currently more than $12 billion) or mid-capitalization ($2 billion to $12 billion), but this focus could change over time as well as the companies the Fund considers to be currently large- and mid-capitalization. The Fund can invest in domestic companies and foreign companies, although most of its investments are in stocks of U.S. companies.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Mid-cap investing risk.* The prices of stocks of mid-capitalization companies may fluctuate more widely than those of larger, more established companies.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was -3.17% (4th quarter of 2002) and its lowest quarterly return was -11.36% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Oppenheimer/JNL Growth Fund	-25.29%	-18.97%
S&P 500 Index	-22.10%	-18.33%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on May 1, 2001.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.00%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.00%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$102
3 Years	$318
5 Years	$552
10 Years	$1,225

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Security selection criteria. The Fund portfolio manager looks for high-growth companies. The portfolio manager focuses on factors that may vary in particular cases and over time in seeking broad diversification of the Fund's portfolio among industries and market sectors. Currently the portfolio manager looks for:

- Companies that are established and well-known in the marketplace
- Companies with above-average earnings growth
- Companies in high-growth market sectors that are leaders within their sectors
- Growth rates that the portfolio manager believes may be sustainable over time.

Temporary defensive position. In times of unstable adverse market or economic conditions, the Fund can invest up to 100% of its assets in temporary defensive investments. Generally they would be cash equivalents, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements and may include other investment-grade debt securities. The Fund could also hold these types of securities pending the investment of proceeds from the sale of Fund's shares or portfolio securities or to meet anticipated redemptions of Fund shares. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Oppenheimer/JNL Global Growth Fund is OppenheimerFunds, Inc. (Oppenheimer), located at 498 7th Avenue, New York, New York 10018. Oppenheimer is wholly owned by Oppenheimer Acquisition Corp., a holding company controlled by Massachusetts Mutual Life Insurance Company.

Bruce Bartlett, Vice President of Oppenheimer, has been responsible for the day-to-day management of the Fund's portfolio since the inception of the Fund. He joined Oppenheimer in 1995, prior to which he was a Vice President and Senior Portfolio Manager with First of America Investment Corporation. Mr. Bartlett holds a Bachelor of Science in microbiology and chemistry from the University of Michigan and an M.B.A. from Grand Valley State University. He has earned the right to use the Chartered Financial Analyst designation.

PIMCO/JNL Total Return Bond Fund

Investment Objective. The investment objective of the PIMCO/JNL Total Return Bond Fund is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of investment-grade fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within a three- to six-year time frame based on the sub-adviser's forecast for interest rates.

The Fund may invest up to 10% of its assets in high-yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by the sub-adviser to be of comparable quality. The Fund may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a Fund of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls). The "total return" sought by the Fund consists of income earned on the Fund's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* The market price of securities owned by a Fund may fluctuate, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

  For bonds, market risk includes credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of a security will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise causing the value of bonds, including those held by the Fund, to fall. A broad-based market drop also may cause a bond's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging market risk.* Foreign investment risk may be particularly high to the extent that the Fund invests in emerging market securities of issuers based in countries with developing economies. These securities may present market, credit, currency liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 6.14% (3rd quarter of 2001) and its lowest quarterly return was -1.57% (2nd quarter of 1999).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
PIMCO/JNL Total Return Bond Fund	8.85%	7.27%
Lehman Brothers Aggregate Bond Index	2.07%	7.28%

The Lehman Brothers Aggregate Bond Index is a broad-based, unmanaged index.
* The Fund began operations on March 2, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.80%
Estimated Distribution (12b-1) Expenses*	0.00%
Other Expenses	0.00%
Total Fund Annual Operating Expenses	0.80%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$82
3 Years	$255
5 Years	$444
10 Years	$990

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Fund seeks to consistently add value relative to the Lehman Brothers Aggregate Bond Index, while keeping risk equal to or less than that index. In managing the Fund, the sub-adviser generally makes investment decisions based on its view of longer-term (three- to five-year) trends and non-economic factors that may affect interest rates, while seeking to maintain a portfolio duration that approximates that of the Lehman Brothers Aggregate Bond Index.

The Fund may invest in a wide variety of taxable fixed-income securities, including convertible securities, fixed- and floating-rate loans and loan participations. The Fund may also invest in repurchase agreements, reverse repurchase agreements, and dollar rolls. The Fund may invest all of its assets in mortgage- or other asset-backed securities, zero coupon bonds or strips.

When-issued securities. The Fund may invest in when-issued and delayed-delivery securities. Actual payment for and delivery of such securities does not take place until some time in the future, *i.e.*, beyond normal settlement. The purchase of these securities will result in a loss if their value declines prior to the settlement date. This could occur, for example, if interest rates increase prior to settlement.

Lower-rated securities. The Fund may invest in high-yield, high-risk, fixed-income securities, commonly known as "junk bonds." These are debt securities rated BB or lower by S&P or Ba or lower by Moody's, or unrated securities deemed by the sub-adviser to be of comparable quality. Lower-rated securities generally involve a higher risk of default than higher-rated ones.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the PIMCO/JNL Total Return Bond Fund is Pacific Investment Management Company LLC (PIMCO), located at 840 Newport Center Drive, Suite 300, Newport Beach, California 92660. PIMCO is an investment counseling firm founded in 1971. PIMCO is indirectly owned and controlled by Allianz A.G.

William H. Gross, Managing Director of PIMCO, is responsible for the day-to-day management of the Fund. A Fixed Income Portfolio Manager, Mr. Gross is one of the founders of PIMCO. Mr. Gross has had responsibility for the day-to-day management of the Fund since the inception of the Fund.

PPM America/JNL Balanced Fund

Investment Objective. The investment objective of the PPM America/JNL Balanced Fund is reasonable income, long-term capital growth and preservation of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stock and fixed-income securities of U.S. companies, but may also invest in securities convertible into common stocks, deferred debt obligations and zero coupon bonds. The Fund may invest in any type or class of security. The anticipated mix of the Fund's holdings is approximately 45-75% of its assets in equities and 25-55% in fixed-income securities.

With respect to fixed-income investments, the Fund emphasizes investment-grade, fixed-income securities. However, the Fund may take a modest position in lower- or non-rated fixed-income securities, and if, in the sub-adviser's opinion, market conditions warrant, may increase its position in lower- or non-rated securities from time to time.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, the Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 9.77% (2nd quarter of 1997) and its lowest quarterly return was -11.16% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
PPM America/JNL Balanced Fund	-1.93%	5.23%	9.17%
S&P 500 Index	-22.10%	-0.59%	8.66%
Lehman Brothers Aggregate Bond Index	2.07%	7.53%	7.58%

Each of the S&P 500 Index and the Lehman Brothers Aggregate Bond Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995. Prior to May 1, 1997, the Fund was managed by Phoenix Investment Counsel, Inc.

Shareholder Transaction Expenses (fees paid directly from your investment)
Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.81%
Estimated Distribution (12b-1) Expenses*	0.01%**
Other Expenses	0%
Total Fund Annual Operating Expenses	0.82%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

** The Adviser anticipates that the 12b-1 plan expense will be less than .01%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$83
3 Years	$259
5 Years	$450
10 Years	$1,002

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The PPM America/JNL Balanced Fund invests primarily in common stocks and fixed-income securities.

Derivatives. The Fund may use derivative instruments, such as options and financial futures contracts, for hedging purposes. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates and securities prices. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Temporary defensive position. For temporary, defensive purposes, the Fund may invest up to all of its assets in cash equivalents, such as U.S. Government securities and high-grade commercial paper. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the PPM America/JNL Balanced Fund is PPM America, Inc. (PPM), which is located at 225 West Wacker Drive, Chicago, Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, manages assets of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom.

PPM supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. PPM has supervised and managed the investment portfolio of the Fund since May 1, 1997.

PPM America/JNL High Yield Bond Fund

Investment Objective. The primary investment objective of the PPM America/JNL High Yield Bond Fund is to provide a high level of current income; its secondary investment objective is capital appreciation by investing in fixed-income securities, with emphasis on higher-yielding, higher-risk, lower-rated or unrated corporate bonds.

Principal Investment Strategies. The Fund attempts to achieve its objective by investing in a diversified portfolio of long-term (over 10 years to maturity) and intermediate-term (3 to 10 years to maturity) fixed-income securities of U.S. and foreign issuers, with emphasis on higher-yielding, higher-risk, lower-rated or unrated corporate bonds. The Fund will invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in "junk bonds," which are bonds rated Ba or below by Moody's or BB or below by S&P or, if unrated, considered by the sub-adviser to be of comparable quality. However, the Fund will not invest more than 10% of its total assets in bonds rated C by Moody's or D by S&P (or unrated but considered by the sub-adviser to be of comparable quality. In pursuing its secondary investment objective of capital appreciation, the Fund may purchase high-yield bonds that the sub-adviser expects will increase in value due to improvements in their credit quality or ratings or anticipated declines in interest rates. In addition, the Fund may invest for this purpose up to 20% of its assets in equity securities, such as common stocks or securities convertible into or exchangeable for common stock.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in the securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

  To the extent the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, the Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Treating high current income as its primary investment objective means that the Fund may forego opportunities that would result in capital gains and may accept prudent risks to capital value, in each case to take advantage of opportunities for higher current income. In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 5.71% (3rd quarter of 1997) and its lowest quarterly return was -4.58% (4th quarter of 2000).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
PPM America/JNL High Yield Bond Fund	2.05%	1.33%	5.21%
Lehman Brothers High Yield Index	-1.41%	0.38%	4.43%

The Lehman Brothers High Yield Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.82%
Estimated Distribution (12b-1) Expenses*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.82%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$84
3 Years	$262
5 Years	$455
10 Years	$1,014

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Fund invests the majority of its assets under normal market conditions in U.S. corporate bonds of below investment-grade quality and with maturities exceeding three years.

Currencies and derivatives. In addition to investing in securities of foreign issuers, the Fund may also hold a portion of its assets in foreign currencies and enter into forward currency exchange contracts, currency options, currency and financial futures contracts, and options on such futures contracts. Investment in derivative instruments involves special risks. The Fund's sub-adviser must correctly predict the price movements, during the life of the derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund. If the sub-adviser uses derivatives in an attempt to 'hedge" the overall risk of the portfolio, that strategy may not be successful due, for example, to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Other investments. The Fund may enter into repurchase agreements and firm commitment agreements and may purchase securities on a when-issued basis. The actual payment for and delivery of when-issued securities does not take place until some time in the future, i.e., beyond normal settlement. The purchase of such securities can result in a loss if their value declines prior to the settlement date. This can occur, for example, if interest rates increase prior to settlement.

Zero-coupon bonds. The Fund may invest without limit in zero coupon bonds. The prices of zero-coupon bonds tend to fluctuate more widely in response to changes in interest rates than the prices of bonds that pay current interest.

Temporary defensive position. The Fund may adopt a temporary defensive position, such as investing up to all of its assets in cash or cash equivalents, during adverse market, economic or other circumstances that the sub-adviser believes require immediate action to avoid losses. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the PPM America/JNL High Yield Bond Fund is PPM America, Inc. (PPM), which is located at 225 West Wacker Drive, Chicago, Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, manages assets of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom.

PPM supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives.

PPM America/JNL Money Market Fund

Investment Objective. The investment objective of the PPM America/JNL Money Market Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

Principal Investment Strategies. The Fund invests in the following types of high-quality, U.S. dollar-denominated money market instruments that mature in 397 days or less.

- Obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities;

- Obligations, such as time deposits, certificates of deposit and bankers acceptances, issued by U.S. banks and savings banks that are members of the Federal Deposit Insurance Corporation, including their foreign branches and foreign subsidiaries, and issued by domestic and foreign branches of foreign banks;

- Corporate obligations, including commercial paper, of domestic and foreign issuers;

- Obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and

- Repurchase agreements on obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

The sub-adviser manages the Fund to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended, including those as to quality, diversification and maturity. The Fund may invest more than 25% of its assets in the U.S. banking industry.

Principal Risks of Investing in the Fund. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, you could lose money by investing in the Fund. While the Fund may hold securities that carry U.S. government guarantees, these guarantees do not extend to shares of the Fund itself. A variety of factors may influence its investment performance, such as:

- *Market risk.* Fixed income securities in general are subject to credit risk and market risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Market risk, also known as interest rate risk, is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Risk of investment in banking industry.* Because the Fund may invest more than 25% of total assets in securities issued by U.S. banks, its performance could be affected by factors influencing the health of the banking industry. These may include economic trends, industry competition and governmental actions, as well as factors affecting the financial stability of borrowers. The bank securities in which the Fund may invest typically are not insured by the federal government. Securities that do not represent deposits have lower priority in the bank's capital structure than those that do. This lower priority means that, in the event of insolvency of the bank that issued the security, the security could become worth less than the Fund paid for it.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 1.50% (4th quarter of 2000) and its lowest quarterly return was 0.23% (4th quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
PPM America/JNL Money Market Fund	1.07%	3.98%	4.34%
Merrill Lynch Treasury Bill Index (3 month)	1.71%	4.36%	4.69%

The 7-day yield of the Fund on December 31, 2002, was 0.71%.
The Merrill Lynch Treasury Bill Index is a broad-based unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.69%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.69%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$70
3 Years	$221
5 Years	$384
10 Years	$859

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the PPM America/JNL Money Market Fund is PPM America, Inc. (PPM), which is located at 225 West Wacker Drive, Chicago, Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, manages assets of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom.

PPM supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolio as they deem appropriate in the pursuit of the Fund's investment objectives.

PPM America/JNL Value Fund

Investment Objective. The investment objective of the PPM America/JNL Value Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to meet its objective by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies. The Fund primarily seeks to maintain a minimum average weighted market capitalization of $5 billion.

Using a value approach, the Fund seeks to invest in stocks that are underpriced relative to other stocks, determined by price/earnings ratios, cash flows or other measures. The sub-adviser relies on stock selection to achieve its results, rather than trying to time market fluctuations. In selecting stocks, the sub-adviser establishes valuation parameters, by using relative ratios or target prices to evaluate companies on several levels.

The Fund may also invest in preferred stocks and securities convertible into common stock. The Fund will only purchase convertible securities that, at the time of purchase, are investment grade or, are unrated and determined by the sub-adviser to be of comparable quality.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change and you could lose all or a portion of your money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks of U.S. companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Value investing risk.* With a value approach, there is also the risk that stocks may remain undervalued during a given period, or that a stock judged to be undervalued may in fact be appropriately priced. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because the manager failed to anticipate which stocks or industries would benefit from changing market or economic conditions.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	None
Maximum Sales Load Imposed on Reinvested Dividends	None
Deferred Sales Load	None
Redemption Fee	None
Exchange Fee	None

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.85%
Estimated Distribution (12b-1) Expense*	0.13%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.98%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a **$10,000** investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$100
3 Years	$312
5 Years	$542
10 Years	$1,201

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Fund may hold cash or cash equivalents such as high quality money market instruments pending investment and to retain flexibility in meeting redemptions and paying expenses. Certain investments and investment techniques have additional risks, such as the potential use of leverage by the Fund through borrowings, securities lending and other investment techniques.

Temporary defensive position. The Fund may adopt a temporary defensive position, such as investing up to all of its assets in cash or cash equivalents, during adverse market, economic or other circumstances that the sub-adviser believes require immediate action to avoid losses. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the PPM America/JNL Value Fund is PPM America, Inc. (PPM), which is located at 225 West Wacker Drive, Chicago, Illinois 60606. PPM, an affiliate of the investment adviser to the Trust, manages assets of Jackson National Life Insurance Company and of other affiliated and unaffiliated companies. PPM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom.

PPM supervises and manages the investment portfolio of the Fund and directs the purchase and sale of the Fund's investment securities. PPM utilizes teams of investment professionals acting together to manage the assets of the Fund. The teams meet regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the Fund as they deem appropriate in the pursuit of the Fund's investment objectives.

Putnam/JNL Equity Fund

Investment Objective. The investment objective of the Putnam/JNL Equity Fund is long-term capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of common stock of domestic, large-capitalization companies. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in equity securities. However, the Fund may also invest in preferred stocks, bonds, convertible preferred stock and convertible debentures if the sub-adviser believes that they offer the potential for capital appreciation. The Fund may invest a portion of its assets in foreign securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a stock's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 24.99% (4th quarter of 1998) and its lowest quarterly return was -20.21% (1st quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Putnam/JNL Equity Fund	-24.10%	-3.97%	6.41%
S&P 500 Index	-22.10%	-0.59%	8.66%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995. Prior to May 1, 1997, the Fund was managed by Phoenix Investment Counsel, Inc.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.99%
Estimated Distribution (12b-1) Expenses*	0.06%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.05%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$107
3 Years	$334
5 Years	$579
10 Years	$1,283

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Fund may invest any amount or proportion of its assets in any class or type of security believed by the sub-adviser to offer potential for capital appreciation over both the intermediate and long-term.

Derivatives. The Fund may use derivative instruments, such as financial futures contracts and options, for hedging and risk management. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Temporary defensive position. For temporary, defensive purposes, when the sub-adviser believes other types of investments are advantageous on the basis both of risk and protection of capital values, the Fund may invest in fixed-income securities with or without warrants or conversion features and may retain cash, or invest up to all of its assets in cash equivalents. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Putnam/JNL Equity Fund is Putnam Investment Management, LLC (Putnam), located at One Post Office Square, Boston, Massachusetts 02109. Putnam has been managing mutual funds since 1937. Putnam is a subsidiary of Putnam Investments Trust, which is owned by Marsh & McLennan Companies, Inc., a publicly traded holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

The Fund is managed by the U.S. Core Equity Team at Putnam. The team is headed by Justin M. Scott, Managing Director and Chief Investment Officer of the Group. Mr. Scott joined Putnam in 1988 as Portfolio Manager in the International Equity Group. Prior to that, Mr. Scott was Executive Director and Portfolio Manager with Lazard Investors Ltd.

Putnam/JNL International Equity Fund (formerly the T. Rowe Price/JNL International Equity Investment Fund)

Investment Objective. The investment objective of the Putnam/JNL International Equity Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio consisting primarily of common stocks of non-U.S. companies. The Fund invests in foreign securities that the sub-adviser believes offer significant potential for long-term appreciation. The Fund normally has at least three countries represented in its portfolio, including both developed and emerging markets.

The Fund seeks consistent, above-average relative returns and below-average relative risk through a balance of country and sector diversification and the selection of believed underpriced companies. The sub-adviser's process relies on both top-down macroeconomic and market analysis and bottom-up fundamental company research.

The sub-adviser selects stocks through a bottom up process, using its valuation approach to identify significantly mispriced companies. Its expertise is in identifying stocks selling for less than their real or relative worth regardless of the type of company (i.e., growth, cyclical, or mature) or the current market environment. The sub-adviser begins by screening its international stock database of over 5,500 non-U.S. companies to identify those companies which are potentially mispriced and merit further analysis. Stocks passing this initial valuation screen are then subjected to a rigorous process. The decision to purchase a stock is based on the combined judgment of the sub-adviser's International Core Equity portfolio management team, and their decision must be unanimous. A representative of the sub-adviser typically visits all companies before a purchase decision is finalized.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Emerging markets risk.* The Fund may invest a portion of its assets in securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

As of May 1, 2000, Putnam Investment Management, Inc. replaced Rowe-Price Fleming International, Inc. as the sub-adviser for the Fund. Performance shown for the period prior to May 1, 2000 reflects the results achieved by the prior sub-adviser.

Annual Total Returns as of December 31(Pre-May 2000 results achieved by prior sub-adviser)



In the periods shown in the chart, the Fund's highest quarterly return was 23.24% (4th quarter of 1999) and its lowest quarterly return was -22.59% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Putnam/JNL International Equity Fund	-20.58%	-3.81%	0.41%
Morgan Stanley Europe and Australasia, Far East Equity Index	-17.52%	-4.33%	-1.36%

The Morgan Stanley Europe and Australasia, Far East Equity Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995. Prior to May 1, 2000, the Fund was managed by Rowe-Price Fleming International, Inc.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.18%
Estimated Distribution (12b-1) Expenses*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.21%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$123
3 Years	$384
5 Years	$665
10 Years	$1,466

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund. In addition to common stocks, the Fund may also invest in other types of securities, such as preferred stocks, convertible securities, fixed-income securities. Fixed income securities, including preferred stocks and convertible securities, are subject to credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer will not make payments of principal or interest when due. A deterioration in the credit quality of an issuer of fixed income securities will cause the price of those securities to fall. Interest rate risk is the risk that interest rates will rise, causing the prices of fixed income securities, including those owned by the Fund, to fall.

Derivatives. The Fund may use derivative instruments, such as futures contracts, options and forward currency contracts, for hedging and risk management. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's sub-adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

Sub-Adviser and Portfolio Management. The sub-adviser to the Putnam/JNL International Equity Fund is Putnam Investment Management, LLC (Putnam) located at One Post Office Square, Boston, Massachusetts 02109. Putnam has been managing mutual funds since 1937. Putnam is a subsidiary of Putnam Investments Trust, which is owned by Marsh & McLennan Companies, Inc., a publicly traded holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

The Fund is managed by the International Core Equity team at Putnam. The team is headed by Omid Kamshad, Managing Director and Chief Investment Officer of the group. Mr. Kamshad has been employed by Putnam since 1996. Prior to January 1996, Mr. Kamshad was employed at Lombard Odier International Portfolio Management Limited and prior to April 1995, he was employed at Baring Asset Management Company.

Putnam/JNL Midcap Growth Fund

Investment Objective. The investment objective of the Putnam/JNL Midcap Growth Fund is capital appreciation.

Principal Investment Strategies. The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in common stocks of U.S. mid-capitalization companies, with a focus on growth stocks which are stocks whose earnings the sub-adviser believes are likely to grow faster than the economy as a whole.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk*. Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth. There is a risk that the market as a whole may not favor the type of investments which the Fund makes.

- *Mid-capitalization investing risk*. The prices of equity securities of mid-capitalization companies may fluctuate more than equity securities of larger, more-established companies..

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 24.87% (4th quarter of 2001) and its lowest quarterly return was -32.20% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
Putnam/JNL Midcap Growth Fund	-29.32%	-22.22%
Russell Midcap® Growth Index	-14.51%	-3.63%

The Russell Midcap® Growth Index is a broad-based, unmanaged index.
* The Fund began operations on May 1, 2000.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.05%
Estimated Distribution (12b-1) Expenses*	0.05%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.10%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$112
3 Years	$350
5 Years	$606
10 Years	$1,340

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Foreign securities. The Fund may also invest in securities of foreign issuers which involve certain special risks. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign

securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

Portfolio turnover. The Fund may buy and sell investments relatively often, which involves higher brokerage commissions and other expenses.

In addition to the main investment strategies described above, the Fund may make other investments, such as investments in preferred stocks, convertible securities, debt instruments and derivatives, which may be subject to other risks, as described in the SAI.

Temporary defensive position. At times the sub-adviser may judge that market conditions make pursuing the Fund's usual investment strategies inconsistent with the best interests of the Fund's shareholders. The sub-adviser then may temporarily use alternative strategies that are mainly designed to limit losses, such as investing in high quality money-market securities. However, the sub-adviser may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the Fund to miss out on investment opportunities, and may prevent the Fund from achieving its goal.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Putnam/JNL Midcap Growth Fund is Putnam Investment Management, LLC (Putnam) located at One Post Office Square, Boston, Massachusetts 02109. Putnam has been managing mutual funds since 1937. Putnam is a subsidiary of Putnam Investments Trust, which is owned by Marsh & McLennan Companies, Inc., a publicly traded holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

The Fund is managed by the Midcap Equity Growth team at Putnam. The team is headed by Eric M. Wetlaufer, Managing Director and Chief Investment Officer for the group. Mr. Wetlaufer has been with Putnam since 1997. Prior to 1997, Mr. Wetlaufer was with Cadence Capital Management.

Putnam/JNL Value Equity Fund

Investment Objective. The investment objective of the Putnam/JNL Value Equity Fund is capital growth, with income as a secondary objective.

Principal Investment Strategies. The Fund seeks to achieve its objectives by investing primarily in a diversified portfolio of equity securities of domestic, large-capitalization companies. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in equity securities. For this purpose, equity securities include common stocks, securities convertible into common stock and securities with common stock characteristics, such as rights and warrants. The Fund considers a large-capitalization company to be one that, at the time its securities are acquired by the Fund, has a market capitalization of $4 billion or greater.

The sub-adviser typically selects companies whose stocks have above-average valuations described by dividend yield, price/sale, price/earnings or price/book dividend yields and market prices that it believes are undervalued relative to the normal earning power of the company. Under this approach, the sub-adviser seeks to identify investments where current investor enthusiasm is low, as reflected in their valuations. The sub-adviser typically reduces the Fund's exposure to a company when its stock price approaches, in the sub-adviser's judgment, fair valuation.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in the equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Value investing risk.* With a value approach, there is also the risk that stocks may remain undervalued during a given period, or that a stock judged to be undervalued may in fact be appropriately priced. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because the manager failed to anticipate which stocks or industries would benefit from changing market or economic conditions.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 16.64% (4th quarter of 1998) and its lowest quarterly return was -17.36% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Putnam/JNL Value Equity Fund	-19.87%	-2.22%	6.86%
S&P 500 Index	-22.10%	-0.59%	8.66%

The S&P 500 Index is a broad-based, unmanaged index.

* The Fund began operations on May 15, 1995. Prior to May 1, 1997, the Fund was managed by PPM America, Inc.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.98%
Estimated Distribution (12b-1) Expense*	0.03%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.01%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$103
3 Years	$322
5 Years	$558
10 Years	$1,236

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. At times the sub-adviser may judge that market conditions make pursuing the Fund's usual investment strategies inconsistent with the best interests of the Fund's shareholders. The sub-adviser then may temporarily use alternative strategies that are mainly designed to limit losses, such as investing in high quality money-market securities. However, the sub-adviser may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the Fund to miss out on investment opportunities, and may prevent the Fund from achieving its goal.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Putnam/JNL Value Equity Fund is Putnam Investment Management, LLC (Putnam), located at One Post Office Square, Boston, Massachusetts 02109. Putnam has been managing mutual funds since 1937. Putnam is a subsidiary of Putnam Investments Trust, which is owned by Marsh & McLennan Companies, Inc., a publicly traded holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

The Fund is managed by the Large Cap Value team at Putnam. The team is headed by Deborah F. Kuenstner, CFA, Managing Director and Chief Investment Officer of the group. In this role, she heads the team managing large-cap value equity portfolios for retail and institutional clients. Ms. Kuenstner joined Putnam in 1997 as Senior Vice President and Senior Portfolio Manager in the International Core and Value Equity Group. In 1998, she was promoted to Chief Investment Officer of the International Value Equities team. A Chartered Financial Analyst, Ms. Kuenstner has 20 years of investment experience. Before joining Putnam, Ms. Kuenstner was a Senior Portfolio Manager of International Equities from 1989 through 1997 at DuPont Pension Fund Investment.

S&P/JNL Conservative Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Conservative Growth Fund I is capital growth and current income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which the S&P/JNL Conservative Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, JPMorgan/JNL International Value Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Janus/JNL Global Equities Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Under normal circumstances, the Fund allocates approximately 55% to 65% of its assets to Underlying Funds that invest primarily in equity securities, 30% to 40% to Underlying Funds that invest primarily in fixed-income securities and 0% to 10% to Underlying Funds that invest primarily in money market funds. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence the performance of the Fund, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Funds, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of an Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 13.55% (4th quarter of 1999) and its lowest quarterly return was -8.04% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Conservative Growth Fund I	-8.48%	1.51%
Lehman Brothers Aggregate Bond Index	10.26%	7.59%
S&P 500 Index	-22.10%	-3.50%

The S&P 500 Index and the Lehman Brothers Aggregate Bond Index are broad-based, unmanaged indexes. The total returns were calculated according to the following weightings: the S&P 500 Index represents 60% of the equity investments and the Lehman Brothers Aggregate Bond Index represents 40% of the fixed-income investments of the Fund.
* The Fund began operations on April 9, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate

Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Moderate Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Moderate Growth Fund I is to seek capital growth. Current income is a secondary objective.

Principal Investment Strategies. The Fund seeks to achieve its objectives by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which the S&P/JNL Moderate Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, JPMorgan/JNL International Value Fund, Janus/JNL Global Equities Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Underlying Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Under normal circumstances, the Fund allocates approximately 70% to 80% of its assets to Underlying Funds that invest primarily in equity securities and 20% to 30% to Underlying Funds that invest primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence its performance, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 17.87% (4th quarter of 1999) and its lowest quarterly return was -11.27% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Moderate Growth Fund I	-12.40%	0.96%
Lehman Brothers Aggregate Bond Index	10.26%	7.59%
S&P 500 Index	-22.10%	-3.33%

The S&P 500 Index and the Lehman Brothers Aggregate Bond Index are broad-based, unmanaged indexes. The total returns were calculated according to the following weightings: the S&P 500 Index represents 75% of the equity investments and the Lehman Brothers Aggregate Bond Index represents 25% of the fixed-income investments of the Fund.

* The Fund began operations on April 8, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	None
Maximum Sales Load Imposed on Reinvested Dividends	None
Deferred Sales Load	None
Redemption Fee	None
Exchange Fee	None

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate

Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Aggressive Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Aggressive Growth Fund I is capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which the S&P/JNL Aggressive Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Janus/JNL Global Equities Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth primarily through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve capital growth secondarily through its investment in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Under normal circumstances, the Fund allocates approximately 85% to 95% of its assets to Underlying Funds that invest primarily in equity securities and 5% to 15% to Underlying Funds that invest primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 22.84% (4th quarter of 1999) and its lowest quarterly return was -15.21% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Aggressive Growth Fund I	-18.26%	-0.52%
Lehman Brothers Aggregate Bond Index	10.26%	7.59%
S&P 500 Index	-22.10%	-3.33%

The S&P 500 Index and the Lehman Brothers Aggregate Bond Index are broad-based, unmanaged indexes. The total returns were calculated according to the following weightings: the S&P 500 Index represents 90% of the equity investments and the Lehman Brothers Aggregate Bond Index represents 10% of the fixed-income investments of the Fund.

* The Fund began operations on April 8, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate

Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Very Aggressive Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Very Aggressive Growth Fund I is capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which the S&P/JNL Very Aggressive Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Janus/JNL Global Equities Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, JPMorgan/JNL International Value Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

Under normal circumstances, the Fund allocates up to 100% of its assets to Underlying Funds that invest primarily in equity securities. The Fund remains flexible with respect to the percentage it will allocate among those particular Underlying Funds that invest primarily in equity securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's average annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 29.63% (4th quarter of 1999) and its lowest quarterly return was -18.15% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Very Aggressive Growth Fund I	-23.20%	-1.87%
S&P 500 Index	-22.10%	-3.43%

The S&P 500 Index is a broad-based, unmanaged index. The S&P 500 Index represents 100% of the equity investments of the Fund.
* The Fund began operations on April 1, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Equity Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Equity Growth Fund I is capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which S&P/JNL Equity Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Janus/JNL Global Equities Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, JPMorgan/JNL International Value Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

Under normal circumstances, the Fund allocates 100% of its assets to Underlying Funds that invest primarily in equity securities. The Fund remains flexible with respect to the percentage it will allocate among those particular Underlying Funds that invest primarily in equity securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 27.60% (4th quarter of 1999) and its lowest quarterly return was -17.63% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Equity Growth Fund I	-23.34%	-3.14%
S&P 500 Index	-22.10%	-3.49%

The S&P 500 Index is a broad-based, unmanaged index. The S&P 500 Index represents 100% of the equity investments of the Fund.

* The Fund began operations on April 13, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Equity Aggressive Growth Fund I

Investment Objective. The investment objective of the S&P/JNL Equity Aggressive Growth Fund I is capital growth.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which S&P/JNL Equity Aggressive Growth Fund I may invest are the AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Janus/JNL Global Equities Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

Under normal circumstances, the Fund allocates 100% of its assets to Underlying Funds that invest primarily in equity securities. The Fund remains flexible with respect to the percentage it will allocate among those particular Underlying Funds that invest primarily in equity securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests indirectly in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by an Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that an Underlying Fund invests in bonds issued by a foreign government, that Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *Emerging markets risk.* The Fund may invest a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging market may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *High-yield/high-risk bonds.* Lower-rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the period shown in the chart, the Fund's highest quarterly return was 28.62% (4th quarter of 1999) and its lowest quarterly return was -18.22% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
S&P/JNL Equity Aggressive Growth Fund I	-23.21%	-2.75%
S&P 500 Index	-22.10%	-3.67%

The S&P 500 Index is a broad-based, unmanaged index. The S&P 500 Index represents 100% of the equity investments of the Fund.
* The Fund began operations on April 15, 1998.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Core Index 100 Fund

Investment Objective. The investment objective of the S&P/JNL Core Index 100 Fund is long-term capital growth and current income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Underlying Funds in which the S&P/JNL Core Index 100 Fund may invest are the Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, JPMorgan/JNL Enhanced S&P 500 Stock Index Fund and the PPM America/JNL Money Market Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities of the various indexes. These investments may include Funds that invest in stocks of large, established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence the performance of the Fund, such as:

- *Market risk.* Because the Fund indirectly invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Underlying Funds, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Small cap investing risk.* The prices of equity securities of smaller companies may fluctuate more than equity securities of larger, more-established companies. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price.

- *Index investing risk.* While the indices are comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the indices to be significantly influenced by a handful of companies. Thus, the Fund's performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing small- or mid-cap companies.

The Underlying Funds use indexing strategies. The Underlying Funds do not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

The correlation between Fund and index performance may be affected by the Fund's expenses and Underlying Funds' expenses, changes in securities markets, changes in the composition of the index, the size of the Underlying Funds' portfolios and the timing of purchases and redemptions of the underlying Funds' shares. Because an Underlying Fund has expenses and other considerations that the index does not, the performance of an Underlying Fund that is intended to track an index generally will be less than that of the index.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile and less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities.

- *High-yield/high-risk bonds.* Lower rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Pre-payment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Funds foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Underlying Funds' sub-advisers must correctly predict the price movements, during the life of the derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of an Underlying Fund, depending on the nature and extent of the derivatives in the Underlying Fund's portfolio. If the Underlying Fund's sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another Fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Estimated Distribution (12b-1) Expense	0%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.10%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund

will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Core Index 75 Fund

Investment Objective. The investment objective of the S&P/JNL Core Index 75 Fund is long-term capital growth and current income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Fund will invest up to 75% in the following Funds: Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund and JPMorgan/JNL Enhanced S&P 500 Stock Index Fund. The remaining 25% may be invested in the following Funds: AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, JPMorgan/JNL International Value Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence the performance of the Fund, such as:

- *Market risk.* Because the Fund indirectly invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Underlying Funds, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Underlying Funds' sub-advisers must correctly predict the price movements, during the life of the derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of an Underlying Fund, depending on the nature and extent of the derivatives in the Underlying Fund's portfolio. If the Underlying Fund's sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Small cap investing risk.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which an Underlying Fund is likely to invest have limited product lines, markets or financial resources, or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Fund may not be appropriate for all investors.

- *Index investing risk.* While the indices are comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the indices to be significantly influenced by a handful of companies. Thus, an Underlying Fund's performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, an Underlying Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing small- or mid-cap companies.

  The underlying Funds use indexing strategies. The Underlying Funds do not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between Fund and index performance may be affected by the Fund's and Underlying Funds' expenses, changes in securities markets, changes in the composition of the index, the size of the Underlying Funds' portfolios and the timing of purchases and redemptions of Underlying Funds' shares. Because an Underlying Fund that is intended to track an index has expenses and other considerations that the index does not, the performance of an Underlying Fund generally will be lower than that of the target index.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile and less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent an Underlying Fund invests in bonds issued by a foreign government, the Underlying Fund may have limited legal recourse in the event of a default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *High-yield/high-risk bonds.* Lower rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Pre-payment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Emerging markets risk.* The Fund may invest in a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another Fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Estimated Distribution (12b-1) Expense	0%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information about the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that a temporary defensive position is desirable, the Fund may invest up to 100% of its assets in cash, cash equivalents or Underlying Funds that invest primarily in fixed-income securities. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive position may reduce the potential for appreciation of the Fund's portfolio.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio

Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

S&P/JNL Core Index 50 Fund

Investment Objective. The investment objective of the S&P/JNL Core Index 50 Fund is long-term capital growth and current income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in a diversified group of other Funds of the Trust (Underlying Funds). The Fund will invest up to 50% in the following Funds: Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, Mellon Capital Management/JNL Small Cap Index Fund, Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund and JPMorgan/JNL Enhanced S&P 500 Stock Index Fund. The remaining 50% may be invested in the following Funds: AIM/JNL Large Cap Growth Fund, AIM/JNL Small Cap Growth Fund, AIM/JNL Premier Equity II Fund, Alger/JNL Growth Fund, Alliance Capital/JNL Growth Fund, Eagle/JNL Core Equity Fund, Eagle/JNL SmallCap Equity Fund, JPMorgan/JNL International Value Fund, Janus/JNL Aggressive Growth Fund, Janus/JNL Balanced Fund, Janus/JNL Capital Growth Fund, Lazard/JNL Mid Cap Value Fund, Lazard/JNL Small Cap Value Fund, Oppenheimer/JNL Global Growth Fund, Oppenheimer/JNL Growth Fund, PIMCO/JNL Total Return Bond Fund, Putnam/JNL Equity Fund, Putnam/JNL International Equity Fund, Putnam/JNL Value Equity Fund, Putnam/JNL Midcap Growth Fund, PPM America/JNL Balanced Fund, PPM America/JNL High Yield Bond Fund, PPM America/JNL Money Market Fund, PPM America/JNL Value Fund, Salomon Brothers/JNL Global Bond Fund, Salomon Brothers/JNL U.S. Government & Quality Bond Fund, T. Rowe Price/JNL Established Growth Fund, T. Rowe Price/JNL Mid-Cap Growth Fund, and T. Rowe Price/JNL Value Fund.

The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities. These investments may include Funds that invest in stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities. These investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Fund may invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the sub-adviser's allocation among the Underlying Funds. Accordingly, a variety of factors may influence the performance of the Fund, such as:

- *Market risk.* Because the Fund indirectly invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

  For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Underlying Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Small cap investing risk.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Underlying Funds are likely to invest have limited product lines, markets or financial resources, or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Fund may not be appropriate for all investors.

- *Index investing risk.* While the indices are comprised of the stocks of a large number of companies, market fluctuations can cause the performance of the indices to be significantly influenced by a handful of companies. Thus, the Underlying Funds' performance will be more vulnerable to changes in the market value of those companies.

  Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower than that of other types of funds, such as those emphasizing small- or mid-cap companies.

  The Underlying Funds use indexing strategies. The Underlying Funds do not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.

  The correlation between fund and index performance may be affected by the Fund's expenses and the Underlying Funds' expenses, changes in securities markets, changes in the composition of the index, the size of the Underlying Funds' portfolios and the timing of purchases and redemptions of Underlying Funds' shares. Because an Underlying Fund is subject to expenses and other considerations to which an index is not, the performance of an Underlying Fund generally will be lower than that of the index.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Underlying Funds' sub-advisers must correctly predict the price movements, during the life of the derivative, of the underlying asset in order to realize the desired results from the investment. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of an Underlying Fund, depending on the nature and extent of the derivatives in the Underlying Fund's portfolio. If the Underlying Fund's sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of derivatives that do not correlate with price movements in the rest of the portfolio.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile and less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause an Underlying Fund's performance to fluctuate more than if it held only U.S. securities. To the extent an Underlying Fund invests in bonds issued by a foreign government, the Underlying Fund may have limited legal recourse in the event of a default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *High-yield/high-risk bonds.* Lower rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, an Underlying Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Pre-payment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Currency risk.* The value of an Underlying Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Underlying Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Emerging markets risk.* The Fund may invest in a portion of its assets in one or more Underlying Funds that hold securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Non-diversification.* The Fund is "non-diversified." Under a definition provided by the Investment Company Act of 1940, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another Fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

Because the Fund invests exclusively in other Funds of the Trust, you should look elsewhere in this prospectus for the particular information about those Funds.

Performance. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable annuity contract.

Performance for the Fund has not been included because the Fund has not been in operation for a full fiscal year as of December 31, 2002.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.20%
Estimated Distribution (12b-1) Expense	0%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.20%

As an investor in an Underlying Fund, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Fund, including Management and Administrative Fees, which are not reflected in the table immediately above, or in the Expense Example which follows. The total annual operating expenses of the Fund, including the operating expenses of the Underlying Funds in which it invests, could range from .80% to 1.41%.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

Expense Example	
1 Year	$20
3 Years	$64
5 Years	$113
10 Years	$255

Additional Information about the Other Investment Strategies. The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser is Standard & Poor's Investment Advisory Services LLC ("SPIAS"), located at 55 Water Street, New York, New York 10014. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of independent financial information, analytical services, and credit ratings to the global market place. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities, including a registered broker-dealer. S&P's other businesses are conducted separately and are subject to firewall restrictions. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

David J. Braverman, Peter K. Tsui and Joshua M. Harari share the primary responsibility for the day-to-day management of the Fund. David Braverman has been Vice President of SPIAS since June 2002. Mr. Braverman has served as Senior Director of Standard & Poor's with responsibility for providing investment advice used for the development of new investment products as well as advisory relationships. He has worked for Standard & Poor's since 1985. Prior to that, Mr. Braverman worked for S&P's corporate parent for four years as an economist and as a cash management analyst in the Corporate Treasurer's office. Mr. Tsui has been a Senior Investment Officer since April 2001. Prior to 2001, Mr. Tsui worked at J.P. Morgan for 19 years. Mr. Harari has been a Senior Portfolio Officer since July 2002. From 2000 to 2002, Mr. Harari was a Vice President of Equities at Dresdner Kleinwort Wasserstein. Mr. Harari was employed at Standard & Poor's from 1986 to 2000. His duties included sharing primary responsibility for the day-to-day management of the S&P/JNL Funds from 1998 to 2000. Prior to 1998, Mr. Harari supervised S&P's industry equity analysts and covered the automotive and capital goods sectors.

Salomon Brothers/JNL Global Bond Fund

Investment Objective. The primary investment objective of the Salomon Brothers/JNL Global Bond Fund is to seek a high level of current income. As a secondary objective, the Fund seeks capital appreciation.

Principal Investment Strategies. The Salomon Brothers/JNL Global Bond Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of bonds and other fixed-income investments. The sub-adviser has broad discretion to invest the Fund's assets among certain segments of the fixed-income market, primarily U.S. investment-grade bonds, high-yield corporate debt securities, emerging market debt securities and investment-grade foreign debt securities. These segments include U.S. Government securities and mortgage- and other asset-backed securities (including interest-only or principal-only securities), as well as debt obligations issued or guaranteed by a foreign government or supranational organization. The sub-adviser may invest in medium or lower-rated securities. The Fund does not currently intend to invest more than 75% of assets in non investment grade securities.

In determining the assets to invest in each type of security, the sub-adviser relies in part on quantitative analytical techniques that measure relative risks and opportunities of each type of security based on current and historical economic, market, political and technical data for each type of security, as well as on its own assessment of economic and market conditions both on a global and local (country) basis. The sub-adviser continuously reviews the allocation of assets for the Fund and makes such adjustments as it deems appropriate. The sub-adviser has discretion to select the range of maturities of the various fixed income securities in which the Fund invests. The sub-adviser anticipates that, under current market conditions, the Fund's portfolio securities will have a weighted average life of 4½ to 10 years. However, the weighted average life of the portfolio securities may vary substantially from time to time depending on economic and market conditions.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities. To the extent that the Fund invests in bonds issued by a foreign government, the Fund may have limited legal recourse in the event of default. Political conditions, especially a country's willingness to meet the terms of its debt obligations, can create special risks.

- *High-yield/high-risk bonds.* Lower rated bonds involve a higher degree of credit risk, which is the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, the Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the value of its shares. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Emerging markets risk.* The Fund may invest a portion of its assets in securities of issuers in emerging markets, which involves greater risk. Emerging market countries typically have economic and political systems that are less fully developed, and likely to be less stable, than those of more advanced countries. Emerging market countries may have policies that restrict investment by foreigners, and there is a higher risk of a government taking private property. Low or nonexistent trading volume in securities of issuers in emerging markets may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to a greater risk of adverse change in earnings and business prospects than are companies in developed markets.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 4.86% (2nd quarter of 1997) and its lowest quarterly return was -2.72% (3rd quarter of 1998).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Salomon Brothers/JNL Global Bond Fund	8.38%	5.30%	7.65%
Salomon Brothers Broad Investment Grade Bond Index	10.09%	7.52%	7.86%

The Salomon Brothers Broad Investment Grade Bond Index is a broad-based, unmanaged index.

* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.95%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.95%

Other expenses paid exclude interest on reverse repurchase agreements. If the interest had been included in the fee table above, the Total Fund Annual Operating Expense would have been 0.99%.

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$97
3 Years	$303
5 Years	$525
10 Years	$1,166

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that adverse conditions prevail in the market for fixed-income securities, the Fund may, for temporary defensive purposes, invest its assets without limit in high-quality, short-term money market instruments. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Salomon Brothers/JNL Global Bond Fund is Salomon Brothers Asset Management Inc (SBAM). SBAM was incorporated in 1987, and, together with affiliates in London, Frankfurt, Tokyo and Hong Kong, SBAM provides a broad range of fixed-income and equity investment advisory services to various individual and institutional clients located throughout the world and serves as sub-adviser to various investment companies. SBAM is an indirect wholly owned subsidiary of Citigroup Inc., a publicly traded bank holding company. SBAM's business offices are located at 399 Park Avenue,, New York, New York 10022.

In connection with SBAM's service as sub-adviser to the Fund, Citigroup Asset Management Limited ("CAM Ltd"), whose business address is Citigroup Center, Canada Square, London E14 5LB, England, provides certain sub-advisory services to SBAM relating to currency transactions and investments in non-dollar-denominated debt securities for the benefit of the Fund. CAM Ltd. is compensated by SBAM at no additional expense to the Trust. CAM Ltd is an indirect, wholly owned subsidiary of Citigroup Inc.

Peter J. Wilby is primarily responsible for the day-to-day management of the high-yield and emerging market debt securities portions of the Fund. Mr. Wilby has had primary responsibility for the day-to-day management of the high-yield and emerging market debt securities portions of the Fund since the inception of the Fund. Beth Semmel assists Mr. Wilby in the day-to-day management of the Fund. Mr. Wilby, who joined SBAM in 1989, is a Managing Director and Chief Investment Officer – Fixed Income of SBAM and is responsible for investment company and institutional portfolios which invest in high-yield non-U.S. and U.S. corporate debt securities and high-yield foreign sovereign debt securities. Ms. Semmel is a Managing Director of SBAM. Ms. Semmel joined SBAM in May of 1993, where she manages high-yield portfolios. Ms. Semmel has assisted in the day-to-day management of the Fund since inception of the Fund.

David J. Scott, a Managing Director and Senior Portfolio Manager of SBAM, is primarily responsible for currency transactions and investments in non-dollar-denominated debt securities for the Fund. Mr. Scott joined SBAM in 1994.

Roger Lavan is primarily responsible for the mortgage-backed securities and U.S. Government securities portions of the Fund. Mr. Lavan joined SBAM in 1990 and is a Managing Director and Portfolio Manager responsible for investment grade portfolios.

Salomon Brothers/JNL U.S. Government & Quality Bond Fund

Investment Objective. The investment objective of the Salomon Brothers/JNL U.S. Government & Quality Bond Fund is to obtain a high level of current income.

Principal Investment Strategies. The Salomon Brothers/JNL U.S. Government & Quality Bond Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in:

    (i)   U.S. Treasury obligations;

    (ii)   obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. Government;

    (iii)   mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. Government. Such securities entitle the holder to receive all interest and principal payments due whether or not payments are actually made on the underlying mortgages;

    (iv)   mortgage-backed securities guaranteed by agencies or instrumentalities of the U.S. Government which are supported by their own credit but not the full faith and credit of the U.S. Government, such as the Federal Home Loan Mortgage Corporation and Fannie Mae (formerly, the Federal National Mortgage Association);

    (v)   collateralized mortgage obligations issued by private issuers for which the underlying mortgage-backed securities serving as collateral are backed by (i) the credit alone of the U.S. Government agency or instrumentality which issues or guarantees the mortgage-backed securities, or (ii) the full faith and credit of the U.S. Government; and

    (vi)   repurchase agreements collateralized by any of the foregoing.

Any guarantee of the securities in which the Fund invests runs only to the principal and interest payments on the securities and not to the market value of such securities or to the principal and interest payments on the underlying mortgages. A security issued or guaranteed by a U.S. Government agency may significantly fluctuate in value, and the Fund may not receive the originally anticipated yield on the security. Shares of the Fund are not insured or guaranteed by the U.S. Government, its agencies or instrumentalities.

The sub-adviser seeks to add value by actively managing the portfolio's interest rate exposure, yield curve positioning, sector allocation and security selection. In selecting mortgage-backed securities for the Fund, the sub-adviser determines a security's average maturity and duration according to mathematical models that reflect certain payment assumptions and estimates of future economic factors. These estimates may vary from actual results, and the average maturity and duration of mortgage-backed derivative securities may not reflect the price volatility of those securities in certain market conditions.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

    •   *Market risk.* Because the Fund invests in fixed-income securities, it is subject to market risk. For bonds, market risk generally reflects credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer's credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds, including those held by the Fund, will fall. A broad-based market drop may also cause a bond's price to fall.

- *Prepayment risk.* During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

- *Mortgage-backed securities risk.* Investments in mortgage-backed securities entail the uncertainty of the timing of cash flows resulting from the rate of prepayments on the underlying mortgages serving as collateral. An increase or decrease in prepayment rates (resulting primarily from a decrease or increase in mortgage interest rates) will affect the yield, average life, and price. The prices of mortgage-backed securities, depending on their structure and the rate of prepayments, can be volatile. Some mortgage-backed securities may also not be as liquid as other securities. The value of these securities also may change because of changes in the market's perception of the creditworthiness of the issuer. In addition, the mortgage securities market in general may be adversely affected by changes in governmental regulation or tax policies.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 6.54% (3rd quarter of 2002) and its lowest quarterly return was -2.13% (1st quarter of 1996).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
Salomon Brothers/JNL U.S. Government & Quality Bond Fund	11.47%	7.22%	7.17%
Salomon Brothers Treasury Index	11.64%	7.72%	7.82%

The Salomon Brothers Treasury Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	None
Maximum Sales Load Imposed on Reinvested Dividends	None
Deferred Sales Load	None
Redemption Fee	None
Exchange Fee	None

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.78%
Estimated Distribution (12b-1) Expense*	0.00%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.78%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$80
3 Years	$249
5 Years	$433
10 Years	$966

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Temporary defensive position. When the sub-adviser believes that adverse conditions prevail in the market for fixed-income securities, the Fund may, for temporary defensive purposes, invest its assets without limit in high-quality, short-term money market instruments. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the Salomon Brothers/JNL U.S. Government & Quality Bond Fund is Salomon Brothers Asset Management Inc. (SBAM). SBAM was incorporated in 1987, and, together with affiliates in London, Frankfurt, Tokyo and Hong Kong, SBAM provides a broad range of fixed-income and equity investment advisory services to various individual and institutional clients located throughout the world and serves as sub-adviser to various investment companies. SBAM is an indirect wholly owned subsidiary of Citigroup Inc., a publicly traded bank holding company. SBAM's business offices are located at 388 Greenwich Street, New York, NY 10013.

Roger Lavan is primarily responsible for the day-to-day management of the Fund. Mr. Lavan joined SBAM in 1990 and is a Managing Director and Portfolio Manager responsible for investment grade portfolios.

T. Rowe Price/JNL Established Growth Fund

Investment Objective. The investment objective of the T. Rowe Price/JNL Established Growth Fund is long-term growth of capital and increasing dividend income.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing primarily in common stocks.   The Fund concentrates its investments in growth companies. The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow. The sub-adviser generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth. The sub-adviser believes that when a company increases its earnings faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price. While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options, in keeping with Fund objectives. The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities.

In pursuing its investment objective, the Fund's sub-adviser has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the Fund's sub-adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests primarily in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Foreign investing risk.* Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Derivatives risk.* Investing in derivative instruments, such as options, futures contracts, hybrids, forward currency contracts, indexed securities and asset-backed securities, involves special risks. In order to realize the desired result from the investment, the Fund's sub-adviser must correctly predict price movements, during the life of a derivative, or of the underlying asset. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 23.36% (4th quarter of 1998) and its lowest quarterly return was -15.30% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
T. Rowe Price/JNL Established Growth Fund	-23.33%	1.31%	9.91%
S&P 500 Index	-22.10%	-0.59%	8.66%

The S&P 500 Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.92%
Estimated Distribution (12b-1) Expense*	0.02%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.94%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$96
3 Years	$300
5 Years	$520
10 Years	$1,155

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The T. Rowe Price/JNL Established Growth Fund invests most of its assets in common stocks of U.S. companies. However, the Fund may invest in other securities, including foreign securities, convertible securities, warrants, preferred stocks and corporate and government debt obligations, in keeping with Fund objectives.

The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the T. Rowe Price/JNL Established Growth Fund is T. Rowe Price Associates, Inc. (T. Rowe), located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe was founded in 1937. T. Rowe and its affiliates provide investment advisory services to individual and institutional investor accounts. T. Rowe is a wholly owned subsidiary of T. Rowe Price Group, Inc., a publicly traded company the principal business of which is investment management services.

The Fund has an Investment Advisory Committee. Robert W. Smith, as Committee Chairman, is responsible for the day-to-day management of the Fund and works with the Committee in developing and executing the Fund's investment program. Mr. Smith is a Vice President and Equity Portfolio Manager for T. Rowe. Mr. Smith joined

T. Rowe in 1992 and has been managing investments since 1987. Mr. Smith has had responsibility for the day-to-day management of the Fund since February 21, 1997.

T. Rowe Price/JNL Mid-Cap Growth Fund

Investment Objective. The investment objective of the T. Rowe Price/JNL Mid-Cap Growth Fund is long-term growth of capital.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes), under normal circumstances, in a diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the sub-adviser expects to grow at a faster rate than the average company. The sub-adviser defines mid-capitalization companies as those whose market capitalization, at the time of acquisition by the Fund, falls within the capitalization range of companies in the S&P Mid Cap 400 Index or the Russell Midcap® Growth Index – as of December 31, 2002, generally between $109 million and $15.7 billion. However, the Fund will not automatically sell or cease to purchase stock of a company it already owns just because the company's market capitalization grows or falls outside this range.

The sub-adviser relies on its proprietary research to identify mid-capitalization companies with attractive growth prospects. The Fund seeks to invest primarily in companies that: (i) offer proven products or services; (ii) have a historical record of earnings growth that is above average; (iii) demonstrate the potential to sustain earnings growth; (iv) operate in industries experiencing increasing demand; and/or (v) have stock prices the sub-adviser believes are undervalued in the marketplace.

In pursuing its investment objective, the Fund's sub-adviser has the discretion to purchase some securities that do not meet its normal investment criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the Fund's sub-adviser believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply of or demand for the securities.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Growth investing risk.* Growth companies usually invest a high portion of earnings in their businesses, and may lack the dividends of value stocks that can cushion prices in a falling market. Also, earnings disappointments often lead to sharp declines in prices because investors buy growth stocks in anticipation of superior earnings growth.

- *Mid-cap investing risk.* Stocks of mid-capitalization companies entail greater risk and are usually more volatile than shares of larger companies.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 27.05% (4th quarter of 1998) and its lowest quarterly return was -19.54% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	5 year	Life of Fund*
T. Rowe Price/JNL Mid-Cap Growth Fund	-21.93%	4.42%	11.78%
S&P MidCap 400 Index	-14.51%	6.40%	12.47%

The S&P MidCap 400 Index is a broad-based, unmanaged index.
* The Fund began operations on May 15, 1995.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.03%
Estimated Distribution (12b-1) Expense*	0.01%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.04%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$106
3 Years	$331
5 Years	$574
10 Years	$1,571

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
The Fund may also invest in securities other than U.S. common stocks, including foreign securities, futures and options, convertible securities, and warrants, in keeping with Fund objectives.

The Fund may invest up to 25% of its assets (excluding reserves) in foreign securities. Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

Derivatives. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and hybrids, involves special risks. The Fund may use derivative instruments for hedging purposes and to maintain market exposure. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices. If the Fund uses futures and options, it is exposed to additional volatility and potential losses. In order to realize the desired result from the investment, the Fund's sub-adviser must correctly predict price movements, during the life of a derivative, or of the underlying asset. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management. The sub-adviser to the T. Rowe Price/JNL Mid-Cap Growth Fund is T. Rowe Price Associates, Inc. (T. Rowe), located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe was founded in 1937. T. Rowe and its affiliates provide investment advisory services to individual and institutional investor accounts. T. Rowe is a wholly owned subsidiary of T. Rowe Price Group, Inc., a publicly traded company the principal business of which is investment management services.

The Fund has an Investment Advisory Committee. Brian W. Berghuis, Committee Chairman has day-to-day responsibility for managing the Fund and works with the Committee in developing and executing the Fund's investment program. Mr. Berghuis, a Vice President of T. Rowe, has been managing investments since joining T. Rowe in 1985 and has had day-to-day responsibility for managing the Fund since the inception of the Fund.

T. Rowe Price/JNL Value Fund

Investment Objective. The investment objective of the T. Rowe Price/JNL Value Fund is to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

Principal Investment Strategies. In taking a value approach to investment selection, at least 65% of total assets will be invested in common stocks the Fund's sub-adviser regards as undervalued. Stock holdings are expected to consist primarily of large-company issues, but may also include smaller companies. In selecting investments, the sub-adviser generally looks for the following:

- low price/earnings, price/book value, or price/cash flow ratios relative to the S&P 500 Index, the company's peers, or its own historic norm;

- low stock price relative to a company's underlying asset values;

- a plan to improve the business through restructuring; and

- a sound balance sheet and other positive financial characteristics.

Principal Risks of Investing in the Fund. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

- *Market risk*. Because the Fund invests in stocks, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall. Investing in small- and medium-company stocks generally involves greater risks, and they are typically more volatile than larger, more established ones.

- *Value investing risk*. The value approach carries the risk that the market will not recognize a security's intrinsic value for a long time, or that a stock judged to be undervalued may actually be appropriately priced. The Fund's investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.

- *Small cap investing risk.* The prices of equity securities of smaller companies may fluctuate more than equity securities of larger, more established companies. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price.

In addition, the performance of the Fund depends on the sub-adviser's ability to effectively implement the investment strategies of the Fund.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



In the periods shown in the chart, the Fund's highest quarterly return was 11.26% (4th quarter of 2001) and its lowest quarterly return was -18.88% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
T. Rowe Price/JNL Value Fund	-16.84%	-2.17%
Russell 1000 Value Index	-17.49%	-7.86%

The Russell 1000 Value Index is a broad-based, unmanaged index.

* The Fund began operations on May 1, 2000.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	1.00%
Estimated Distribution (12b-1) Expense*	0.02%
Other Expenses	0%
Total Fund Annual Operating Expenses	1.02%

* As discussed under "Management of the Trust," the Trustees have adopted a Brokerage Enhancement Plan (the "Plan") in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. While the brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan, the staff of the Securities and Exchange Commission has taken the position that commission amounts received under the Plan should be reflected as distribution expenses of the Fund. The distribution expense noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be received by the Distributor or its affiliate under the Plan.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts and the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example	
1 Year	$104
3 Years	$325
5 Years	$563
10 Years	$1,248

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund.
Foreign securities. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Foreign investing involves risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

Other investments. Although the Fund will invest primarily in common stocks, the Fund may invest in any type of security or instrument (including certain potentially high-risk derivatives) whose investment characteristics are consistent with the Fund's investment program. These may include:

- futures and options

- preferred stocks

- convertible securities and warrants

- fixed income securities, including lower quality (high-yield, high-risk bonds) commonly referred to as "junk bonds" (up to 10% of total assets)

- hybrid instruments (up to 10% of total assets) which combine the characteristics of securities, futures and options

- private placements

If the Fund uses hybrids, futures and options (potentially high risk derivatives), it will be exposed to additional volatility and potential losses.

Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and hybrids, involves special risks.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

Sub-Adviser and Portfolio Management. The sub-adviser to the T. Rowe Price/JNL Value Fund is T. Rowe Price Associates, Inc. (T. Rowe), located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe was founded in 1937. T. Rowe and its affiliates provide investment advisory services to individual and institutional investor accounts. T. Rowe is a wholly owned subsidiary of T. Rowe Price Group, Inc., a publicly traded company the principal business of which is investment management services.

The Fund has an Investment Advisory Committee. Since March 2003, John D. Linehan, Committee Chairman, has day-to-day responsibility for managing the Fund and works with the Committee in developing and executing the Fund's investment program. Mr. Linehan, a Vice President of T. Rowe, joined T. Rowe in 1998 and has been a member of the Fund's committee since 2001.

More About The Investment Objectives and Risks of All Funds

The investment objectives of the respective Funds are not fundamental and may be changed by the Trustees without shareholder approval.

MANAGEMENT OF THE TRUST

Investment Adviser

Under Massachusetts law and the Trust's Declaration of Trust and By-Laws, the management of the business and affairs of the Trust is the responsibility of the Trustees.

Jackson National Asset Management, LLC (JNAM L.L.C. or the Adviser), 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the Trust and provides the Trust with professional investment supervision and management. The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company (JNL), which is in turn wholly owned by Prudential plc, a publicly traded life insurance company in the United Kingdom. The Adviser is the successor to Jackson National Financial Services, LLC which served as investment adviser to the Trust from July 1, 1998 until January 31, 2001. Jackson National Financial Services, Inc. served as investment adviser from the inception of the Trust until July 1, 1998.

Management Fee

As compensation for its services, the Adviser receives a fee from the Trust computed separately for each Fund, accrued daily and payable monthly. The fee the Adviser receives from each Fund is set forth below as an annual percentage of the net assets of the Fund. Each S&P/JNL Fund will indirectly bear its pro rata share of fees of the Underlying Funds in addition to the fees shown for that Fund.

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
AIM/JNL Large Cap Growth Fund	$0 to $300 million	1.00%
	Over $300 million	.95%
AIM/JNL Small Cap Growth Fund	$0 to $300 million	1.05%
	Over $300 million	1.00%
AIM/JNL Premier Equity II Fund	$0 to $300 million	.95%
	Over $300 million	.90%
Alger/JNL Growth Fund	$0 to $300 million	.975%
	$300 million to $500 million	.95%
	Over $500 million	.90%
Alliance Capital/JNL Growth Fund	$0 to $250 million	.775%
	Over $250 million	.70%
Eagle/JNL Core Equity Fund	$0 to $50 million	.90%
	$50 million to $300 million	.85%
	Over $300 million	.75%
Eagle/JNL SmallCap Equity Fund	$0 to $150 million	.95%
	$150 million to $500 million	.90%
	Over $500 million	.85%
JPMorgan/JNL Enhanced S&P 500 Stock Index Fund	$0 to $25 million	.80%
	Over $25 million	.75%

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
JPMorgan/JNL International Value Fund	$0 to $50 million	.975%
	$50 million to $200 million	.95%
	$200 million to $350 million	.90%
	Over $350 million	.85%
Janus/JNL Aggressive Growth Fund	$0 to $150 million	.95%
	$150 million to $250 million	.90%
	$250 million to $750 million	.85%
	$750 million to $1.5 billion	.80%
	Over $1.5 billion	.75%
Janus/JNL Balanced Fund	$0 to $250 million	.95%
	$250 million to $750 million	.90%
	$750 million to $1.5 billion	.85%
	Over $1.5 billion	.80%
Janus/JNL Capital Growth Fund	$0 to $150 million	.95%
	$150 million to $250 million	.90%
	$250 million to $750 million	.85%
	$750 million to $1.5 billion	.80%
	Over $1.5 billion	.75%
Janus/JNL Global Equities Fund	$0 to $150 million	1.00%
	$150 million to $300 million	.95%
	Over $300 million	.90%
Lazard/JNL Mid Cap Value Fund	$0 to $150 million	.975%
	$150 million to $300 million	.925%
	Over $300 million	.90%
Lazard/JNL Small Cap Value Fund	$0 to $50 million	1.05%
	$50 million to $150 million	1.00%
	$150 million to $300 million	.975%
	Over $300 million	.925%
Mellon Capital Management/JNL S&P 500 Index Fund	$0 to $500 million	.50%
	Over $500 million	.45%
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund	$0 to $500 million	.50%
	Over $500 million	.45%
Mellon Capital Management/JNL Small Cap Index Fund	$0 to $500 million	.50%
	Over $500 million	.45%
Mellon Capital Management/JNL International Index Fund	$0 to $500 million	.50%
	Over $500 million	.45%
Mellon Capital Management/JNL Bond Index Fund	$0 to $500 million	.50%
	Over $500 million	.45%

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
Oppenheimer/JNL Global Growth Fund	$0 to $300 million	.90%
	Over $300 million	.80%
Oppenheimer/JNL Growth Fund	$0 to $300 million	.90%
	Over $300 million	.80%
PIMCO/JNL Total Return Bond Fund	All assets	.70%
PPM America/JNL Balanced Fund	$0 to $50 million	.75%
	$50 million to $150 million	.70%
	$150 million to $300 million	.675%
	$300 million to $500 million	.65%
	Over $500 million	.625%
PPM America/JNL High Yield Bond Fund	$0 to $50 million	.75%
	$50 million to $150 million	.70%
	$150 million to $300 million	.675%
	$300 million to $500 million	.65%
	Over $500 million	.625%
PPM America/JNL Money Market Fund	$0 to $150 million	.60%
	$150 million to $300 million	.575%
	$300 million to $500 million	.55%
	Over $500 million	.525%
PPM America/JNL Value Fund	$0 to $300 million	.75%
	$300 million to $500 million	.70%
	Over $500 million	.65%
Putnam/JNL Equity Fund	$0 to $150 million	.90%
	$150 million to $300 million	.85%
	Over $300 million	.80%
Putnam/JNL International Equity Fund	$0 to $50 million	1.10%
	$50 million to $150 million	1.05%
	$150 million to $300 million	1.00%
	$300 million to $500 million	.95%
	Over $500 million	.90%
Putnam/JNL Midcap Growth Fund	$0 to $300 million	.95%
	Over $300 million	.90%
Putnam/JNL Value Equity Fund	$0 to $150 million	.90%
	$150 million to $300 million	.85%
	Over $300 million	.80%
S&P/JNL Conservative Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
S&P/JNL Moderate Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Aggressive Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Very Aggressive Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Equity Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Equity Aggressive Growth Fund I	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Core Index 100 Fund	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Core Index 75 Fund	$0 to $500 million	.15%
	Over $500 million	.10%
S&P/JNL Core Index 50 Fund	$0 to $500 million	.15%
	Over $500 million	.10%
Salomon Brothers/JNL Global Bond Fund	$0 to $150 million	.85%
	$150 million to $500 million	.80%
	Over $500 million	.75%
Salomon Brothers/JNL U.S. Government & Quality Bond Fund	$0 to $150 million	.70%
	$150 million to $300 million	.65%
	$300 million to $500 million	.60%
	Over $500 million	.55%
T. Rowe Price/JNL Established Growth Fund	$0 to $150 million	.85%
	Over $150 million	.80%
T. Rowe Price/JNL Mid-Cap Growth Fund	$0 to $150 million	.95%
	Over $150 million	.90%
T. Rowe Price/JNL Value Fund	$0 to $300 million	.90%
	Over $300 million	.85%

Sub-Advisory Arrangements

The Adviser selects, contracts with and compensates sub-advisers to manage the investment and reinvestment of the assets of the Funds of the Trust. The Adviser monitors the compliance of such sub-advisers with the investment objectives and related policies of each Fund and reviews the performance of such sub-advisers and reports periodically on such performance to the Trustees of the Trust.

Under the terms of each of the Sub-Advisory Agreements with the Adviser, the sub-adviser manages the investment and reinvestment of the assets of the assigned Fund, subject to the supervision of the Trustees of the Trust. The sub-adviser formulates a continuous investment program for each such Fund consistent with its investment objectives and policies outlined in this Prospectus. Each sub-adviser, except SPIAS, implements such programs by purchases and sales of securities. Because the investments of the Funds for which SPIAS is sub-adviser consist exclusively of shares of other Funds of the Trust, SPIAS relays its program recommendations to the Adviser for implementation. Each sub-adviser regularly reports to the Adviser and the Trustees of the Trust with respect to the implementation of such programs.

As compensation for its services, each sub-adviser receives a fee from the Adviser computed separately for the applicable Fund, stated as an annual percentage of the net assets of such Fund. The SAI contains a schedule of the management fees the Adviser currently is obligated to pay the sub-advisers out of the advisory fee it receives from the Fund.

The Adviser and the Trust, together with other investment companies of which the Adviser is investment adviser, has been granted an exemption from the Securities and Exchange Commission that allows the Adviser to hire, replace or terminate sub-advisers with the approval of the Board of Trustees, but without the approval of shareholders. The order allows the Adviser to revise a sub-advisory agreement with the approval of the Board of Trustees, but without shareholder approval. Under the terms of the exemption, if a new sub-adviser is hired by the Adviser, shareholders in the affected Fund will receive information about the new sub-adviser within 90 days of the change. The order allows the Funds to operate more efficiently and with greater flexibility. The Adviser provides the following oversight and evaluation services to the Funds:

- performing initial due diligence on prospective sub-advisers for the Funds
- monitoring the performance of sub-advisers
- communicating performance expectations to the sub-advisers
- ultimately recommending to the Board of Trustees whether a sub-adviser's contract should be renewed, modified or terminated.

The Adviser does not expect to recommend frequent changes of sub-advisers. Although the Adviser will monitor the performance of the sub-advisers, there is no certainty that any sub-adviser or Funds will obtain favorable results at any given time. At a shareholder meeting of the Trust held on October 26, 2000, the shareholders of all Funds approved this multi-manager structure.

ADMINISTRATIVE FEE

In addition to the investment advisory fee, each Fund, except the JPMorgan/JNL International Value Fund, the Janus/JNL Global Equities Fund, the Oppenheimer/JNL Global Growth Fund, the Mellon Capital Management/JNL International Index Fund, the Putnam/JNL International Equity Fund and the S&P/JNL Funds, pays to JNAM L.L.C. (the Administrator) an Administrative Fee of .10% of the average daily net assets of the Fund. The JPMorgan/JNL International Value Fund, the Janus/JNL Global Equities Fund, the Oppenheimer/JNL Global Growth Fund, the Mellon Capital Management/JNL International Index Fund and the Putnam/JNL International Equity Fund pay an Administrative Fee of .15%. The S&P/JNL Funds pay an Administrative Fee of .05%. In return for the Administrative Fee, the Administrator provides or procures all necessary administrative functions and services for the operation of the Funds. In addition, the Administrator, at its own expense, arranges for legal, audit, fund accounting, custody, printing and mailing, and all other services necessary for the operation of each Fund. Each Fund is responsible for trading expenses including brokerage commissions, interest and taxes, and other non-operating expenses.

BROKERAGE ENHANCEMENT PLAN

All Funds of the Trust except the PPM America/JNL Money Market Fund and each of the S&P/JNL Funds, have adopted, in accord with the provisions of Rule 12b-1 under the Investment Company Act of 1940, a Brokerage Enhancement Plan (the "Plan"). The Plan uses available brokerage commissions to promote the sale and distribution of Trust shares (through the sale of variable insurance products funded by the Trust).

The Plan authorizes the Trust to place orders for the purchase or sale of portfolio securities or other assets with: (i) broker-dealers that have agreed to direct a portion of their brokerage commissions ("Brokerage Payments") to introducing brokers to be used to finance activities that are primarily intended to result in the sale of Trust shares through the sale of Variable Contracts; and (ii) broker-dealers that, in addition to executing the trade, will provide brokerage credits, benefits or other services ("Brokerage Credits") to be used directly or indirectly to promote the distribution of Trust shares through the sale of Variable Contracts. The duty of best price and execution still applies to these transactions.

The Plan permits the Brokerage Payments and Credits generated by securities transactions from one Fund of the Trust to inure to the benefit of other Funds as well. The Plan is not expected to increase the brokerage costs of the Trust. For more information about the Plan, please read the "Brokerage Enhancement Plan" section of the SAI.

INVESTMENT IN TRUST SHARES

Shares of the Trust are currently sold to separate accounts (Accounts) of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951, and Jackson National Life Insurance Company of New York, 2900 Westchester Avenue, Purchase, New York 10577, to fund the benefits under certain variable annuity contracts (Contracts) and to qualified retirement plans. An insurance company purchases the shares of the Funds at their net asset value using premiums received on Contracts issued by the insurance company. There is no sales charge.

Shares of the Funds are not available to the general public directly. Some of the Funds are managed by sub-advisers who manage publicly available mutual funds having similar names and investment objectives. While some of the Funds may be similar to, and may in fact be modeled after publicly available mutual funds, Contract purchasers should understand that the Funds are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Fund may differ substantially.

The net asset value per share of each Fund is determined by the Administrator at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) each day that the New York Stock Exchange is open. The net asset value per share is calculated by adding the value of all securities and other assets of a Fund, deducting its liabilities, and dividing by the number of shares outstanding. Generally, the value of exchange-listed or -traded securities is based on their respective market prices, bonds are valued based on prices provided by an independent pricing service and short-term debt securities are valued at amortized cost, which approximates market value. The Board of Trustees has adopted procedures pursuant to which the Administrator may determine, subject to Board verification, the "fair value" of a security for which a current market price is not available.

A Fund may invest in securities primarily listed on foreign exchanges and that trade on days when the Fund does not price its shares. As a result, a Fund's net asset value may change on days when shareholders are not able to purchase or redeem the Fund's shares.

Because the calculation of a Fund's net asset value does not take place contemporaneously with the determination of the closing prices of the majority of foreign portfolio securities used in the calculation, the Trust's procedures for pricing of portfolio securities authorize the Administrator, subject to verification by the Trustees, to determine the "fair value" of such securities for purposes of calculating a Fund's net asset value. This will occur if the Administrator determines that a "significant event" has occurred subsequent to the close of trading in such securities on the exchanges or markets on which they principally are traded, but prior to the time of the Fund's net asset value calculation. A significant event is one that can be expected materially to affect the value of such securities. Certain specified percentage movements in U.S. equity market indices will be deemed under the Trust's pricing procedures to be a "significant event." Accordingly, on any day when such specified percentage movements in U.S. equity market indices occur, the Administrator will adjust the closing prices of foreign portfolio securities, based upon an adjustment factor for each such security provided by an independent pricing service, in order to reflect the "fair value" of such securities for purposes of determining a Fund's net asset value.

All investments in the Trust are credited to the shareholder's account in the form of full and fractional shares of the designated Fund (rounded to the nearest 1/1000 of a share). The Trust does not issue share certificates.

SHARE REDEMPTION

An Account redeems shares to make benefit or withdrawal payments under the terms of its Contracts. Redemptions are processed on any day on which the Trust is open for business and are effected at net asset value next determined after the redemption order, in proper form, is received by the Trust's transfer agent.

The Trust may suspend the right of redemption only under the following unusual circumstances:

- when the New York Stock Exchange is closed (other than weekends and holidays) or trading is restricted;

- when an emergency exists, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or

- during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

TAX STATUS

Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code (Code) necessary to qualify as a regulated investment company. Each Fund intends to distribute all its net investment income and net capital gains to shareholders and, therefore, will not be required to pay any federal income taxes.

Each Fund is treated as a separate corporation for purposes of the Code. Therefore, the assets, income, and distributions of each Fund are considered separately for purposes of determining whether or not the Fund qualifies as a regulated investment company.

Because the shareholders of each Fund are Accounts and qualified retirement plans, there are no tax consequences to shareholders of buying, holding, exchanging and selling shares of the Funds. Distributions from the Funds are not taxable to those shareholders. However, owners of Contracts should consult the applicable Account prospectus for more detailed information on tax issues related to the Contracts.

FINANCIAL HIGHLIGHTS

The following table provides selected per share data for one share of each Fund. The information does not reflect any charges imposed by an Account investing in shares of the Fund. You should refer to the appropriate Account prospectus for additional information regarding such charges.

The information for 2001 and 2002 has been audited by KPMG LLP, independent accountants, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Annual Report. The information for other periods shown below were audited by other auditors, whose report dated February 2, 2001, expressed an unqualified opinion.

JNL Series Trust

Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Increase (Decrease) from Investment Operations: Net Realized & Unrealized Gains (Losses)	Increase (Decrease) from Investment Operations: Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Supplemental Data: Total Return(b)	Supplemental Data: Net Assets, End of Period (in thousands)	Supplemental Data: Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Expenses to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Net Investment Income (Loss) to Average Net Assets (c)
AIM/JNL Large Cap Growth Fund															
12/31/02	$ 10.97	$ (0.03)	$ (2.76)	$ (2.79)	$ -	$ (0.02)	$ -	$ 8.16	(25.47)%	$ 6,857	180.06%	1.10 %	(0.33)%	1.15 %	(0.38) %
10/29(a) - 12/31/01	10.00	-	0.97	0.97	-	-	-	10.97	9.70	6,058	14.93	1.10	(0.26)	1.32	(0.48)
AIM/JNL Premier Equity II Fund															
12/31/02	11.05	(0.03)	(3.09)	(3.12)	-	(0.03)	-	7.90	(28.23)	12,647	90.14	1.05	(0.38)	1.09	(0.42)
10/29(a) - 12/31/01	10.00	-	1.05	1.05	-	-	-	11.05	10.50	14,101	5.81	1.05	(0.04)	1.26	(0.25)
AIM/JNL Small Cap Growth Fund															
12/31/02	11.60	(0.07)	(3.10)	(3.17)	-	-	-	8.43	(27.32)	12,915	46.22	1.15	(0.83)	1.17	(0.85)
10/29(a) - 12/31/01	10.00	(0.01)	1.61	1.60	-	-	-	11.60	16.00	7,665	3.86	1.15	(0.74)	1.24	(0.83)
Alger/JNL Growth Fund															
12/31/02	16.33	(0.04)	(5.38)	(5.42)	-	-	-	10.91	(33.19)	175,439	236.63	1.08	(0.25)	n/a	n/a
12/31/01	18.58	(0.04)	(2.18)	(2.22)	-	(0.03)	-	16.33	(11.97)	341,162	86.80	1.07	(0.23)	n/a	n/a
12/31/00	22.91	(0.01)	(3.08)	(3.09)	-	(1.24)	-	18.58	(13.44)	459,577	88.34	1.07	(0.03)	n/a	n/a
12/31/99	18.95	(0.03)	6.42	6.39	-	(2.43)	-	22.91	33.80	400,639	122.58	1.07	(0.22)	n/a	n/a
12/31/98	13.56	-	6.20	6.20	-	(0.81)	-	18.95	45.66	164,948	121.39	1.06	(0.02)	1.06	(0.02)
Alliance Capital/JNL Growth Fund															
12/31/02	11.57	(0.01)	(3.58)	(3.59)	-	-	-	7.98	(31.03)	86,891	54.13	0.88	(0.10)	0.89	(0.11)
12/31/01	13.55	-	(1.97)	(1.97)	(0.01)	-	-	11.57	(14.57)	140,511	65.21	0.87	0.05	0.90	0.02
12/31/00	16.64	-	(2.93)	(2.93)	-	(0.16)	-	13.55	(17.59)	92,981	47.01	0.87	0.01	n/a	n/a
12/31/99	13.28	(0.01)	3.76	3.75	-	(0.39)	-	16.64	28.23	18,256	51.15	0.88	(0.07)	n/a	n/a
03/02(a) -12/31/98	10.00	(0.01)	3.29	3.28	-	-	-	13.28	32.80	4,573	136.69	0.93	(0.08)	2.13	(1.28)
Eagle/JNL Core Equity Fund															
12/31/02	14.53	0.10	(3.08)	(2.98)	(0.10)	-	-	11.45	(20.53)	149,242	94.37	0.97	0.78	1.00	0.75
12/31/01	16.21	0.07	(1.67)	(1.60)	(0.07)	(0.01)	-	14.53	(9.83)	174,813	102.56	0.97	0.58	0.99	0.56
12/31/00	18.47	0.08	(0.08)	-	(0.09)	(2.17)	-	16.21	0.28	146,888	192.40	0.97	0.57	n/a	n/a
12/31/99	15.91	0.11	3.63	3.74	(0.11)	(1.07)	-	18.47	23.55	95,329	124.71	0.99	0.97	n/a	n/a
12/31/98	13.75	0.10	2.17	2.27	(0.09)	(0.02)	-	15.91	16.54	37,169	67.04	1.05	1.07	1.17	0.95
Eagle/JNL SmallCap Equity Fund															
12/31/02	15.55	(0.08)	(3.46)	(3.54)	-	-	-	12.01	(22.77)	76,198	71.45	1.05	(0.49)	1.08	(0.52)
12/31/01	14.20	(0.41)	1.97	1.56	-	(0.21)	-	15.55	11.00	112,967	65.36	1.05	(0.31)	1.07	0.33
12/31/00	16.97	(0.04)	(2.23)	(2.27)	-	(0.50)	-	14.20	(13.25)	77,200	89.43	1.05	(0.30)	n/a	n/a
12/31/99	14.82	(0.04)	2.88	2.84	-	(0.69)	-	16.97	19.27	61,504	61.69	1.05	(0.35)	n/a	n/a
12/31/98	14.73	(0.06)	0.23	0.17	-	(0.08)	-	14.82	1.18	34,953	51.90	1.10	(0.42)	1.17	(0.49)
Janus/JNL Aggressive Growth Fund															
12/31/02	18.55	(0.04)	(5.48)	(5.52)	-	-	-	13.03	(29.76)	215,884	117.19	1.02	(0.18)	1.10	(0.26)
12/31/01	26.65	-	(8.04)	(8.04)	(0.01)	(0.05)	-	18.55	(30.18)	436,946	100.02	0.99	0.05	1.02	0.02
12/31/00	39.97	0.16	(8.45)	(8.29)	(0.51)	(4.52)	-	26.65	(20.97)	744,972	61.65	0.98	0.25	n/a	n/a
12/31/99	22.09	(0.06)	20.87	20.81	-	(2.93)	-	39.97	94.43	654,546	95.06	1.01	(0.40)	n/a	n/a
12/31/98	14.53	(0.06)	8.45	8.39	(0.05)	(0.78)	-	22.09	57.66	161,842	114.51	1.10	(0.35)	1.10	(0.35)

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.

JNL Series Trust

Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Supplemental Data: Total Return(b)	Net Assets, End of Period (in thousands)	Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
Janus/JNL Balanced Fund															
12/31/02	$ 9.05	$ 0.20	$ (0.80)	$ (0.60)	$ (0.19)	$ -	$ -	$ 8.26	(6.57)%	$ 75,591	90.71%	1.05 %	2.11 %	1.07 %	2.09 %
12/31/01	9.69	0.21	(0.65)	(0.44)	(0.20)	-	-	9.05	(4.49)	72,281	105.66	1.05	2.48	1.06	2.47
05/01(a)-12/31/00	10.00	0.11	(0.31)	(0.20)	(0.11)	-	-	9.69	(2.00)	44,294	41.10	1.05	2.42	n/a	n/a
Janus/JNL Capital Growth Fund															
12/31/02	13.83	(0.07)	(3.97)	(4.04)	-	-	-	9.79	(29.21)	135,669	56.03	1.04	(0.51)	1.09	(0.56)
12/31/01	23.55	(0.11)	(9.35)	(9.46)	-	(0.26)	-	13.83	(40.19)	260,726	96.69	1.01	(0.61)	1.03	(0.63)
12/31/00	43.62	(0.20)	(14.90)	(15.10)	-	(4.97)	-	23.55	(34.74)	496,830	110.81	0.99	(0.67)	n/a	n/a
12/31/99	20.73	(0.13)	25.85	25.72	-	(2.83)	-	43.62	124.19	509,086	102.26	1.03	(0.75)	n/a	n/a
12/31/98	16.50	(0.12)	5.92	5.80	-	(1.57)	-	20.73	35.16	111,037	128.95	1.09	(0.68)	1.09	(0.68)
Janus/JNL Global Equities Fund															
12/31/02	19.48	0.10	(5.38)	(5.28)	(0.14)	-	-	14.06	(27.12)	206,070	65.19	1.07	0.45	1.10	0.42
12/31/01	25.97	0.08	(6.19)	(6.11)	(0.35)	(0.03)	-	19.48	(23.50)	389,796	93.37	1.05	0.42	1.06	0.41
12/31/00	35.69	0.07	(6.55)	(6.48)	(0.59)	(2.65)	-	25.97	(18.28)	665,187	65.56	1.03	0.03	n/a	n/a
12/31/99	22.11	-	14.27	14.27	-	(0.69)	-	35.69	64.58	597,241	61.60	1.06	0.01	n/a	n/a
12/31/98	17.48	0.04	4.66	4.70	(0.07)	-	-	22.11	26.87	240,385	81.46	1.14	0.13	1.30	(0.03)
JPMorgan/JNL Enhanced S&P 500 Stock Index Fund															
12/31/02	8.21	0.04	(2.09)	(2.05)	-	-	-	6.16	(24.94)	42,071	63.08	0.89	0.69	0.90	0.68
12/31/01	9.34	0.03	(1.13)	(1.10)	(0.03)	-	-	8.21	(11.78)	31,415	55.97	0.90	0.44	n/a	n/a
12/31/00	10.58	0.04	(1.24)	(1.20)	(0.03)	(0.01)	-	9.34	(11.38)	22,622	57.14	0.90	0.56	n/a	n/a
05/16(a)-12/31/99	10.00	0.03	0.65	0.68	(0.03)	(0.07)	-	10.58	6.85	5,341	34.39	0.90	0.56	n/a	n/a
JPMorgan/JNL International Value Fund															
12/31/02	7.75	0.07	(2.13)	(2.06)	(0.13)	-	-	5.56	(26.59)	5,642	146.48	1.08	0.95	n/a	n/a
12/31/01	9.79	0.09	(2.08)	(1.99)	(0.04)	(0.01)	-	7.75	(20.33)	7,304	82.18	1.07	1.07	n/a	n/a
12/31/00	13.15	0.04	(2.10)	(2.06)	(0.06)	(1.24)	-	9.79	(15.45)	9,264	120.75	1.07	0.40	n/a	n/a
12/31/99	9.82	0.06	3.67	3.73	(0.21)	(0.19)	-	13.15	38.02	7,777	66.82	1.08	0.53	n/a	n/a
03/02(a)-12/31/98	10.00	0.08	(0.20)	(0.12)	(0.06)	-	-	9.82	(1.24)	4,997	231.88	1.13	0.62	2.64	(0.09)
Lazard/JNL Mid Cap Value Fund															
12/31/02	11.97	0.03	(1.72)	(1.69)	(0.03)	(0.02)	-	10.23	(14.08)	76,890	98.18	1.08	0.41	1.12	0.37
12/31/01	11.75	0.06	1.50	1.56	(0.06)	(1.28)	-	11.97	13.24	26,886	143.12	1.07	0.65	1.20	0.52
12/31/00	9.63	0.03	2.40	2.43	(0.03)	(0.28)	-	11.75	25.37	15,478	134.53	1.07	0.37	n/a	n/a
12/31/99	9.21	0.02	0.42	0.44	(0.02)	-	-	9.63	4.77	6,394	118.56	1.08	0.25	n/a	n/a
03/02(a)-12/31/98	10.00	0.03	(0.79)	(0.76)	(0.03)	-	-	9.21	(7.64)	4,731	70.72	1.13	0.34	1.85	(0.38)

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.

171

JNL Series Trust
Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Total Return(b)	Supplemental Data: Net Assets, End of Period (in thousands)	Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
Lazard/JNL Small Cap Value Fund															
12/31/02	$ 11.40	$ -	$ (1.96)	$ (1.96)	$ -	$ (0.04)	$ -	$ 9.40	(17.22)%	$ 74,559	94.87%	1.14 %	(0.03)%	1.17 %	(0.06) %
12/31/01	10.28	0.02	1.77	1.79	(0.02)	(0.65)	-	11.40	17.34	35,164	78.01	1.15	0.32	1.21	0.26
12/31/00	8.84	0.02	1.45	1.47	(0.03)	-	-	10.28	16.60	14,614	58.07	1.15	0.36	n/a	n/a
12/31/99	8.70	0.03	0.14	0.17	(0.03)	-	-	8.84	1.96	6,313	53.35	1.15	0.43	n/a	n/a
03/02(a)-12/31/98	10.00	(0.01)	(1.28)	(1.29)	-	-	(0.01)	8.70	(12.92)	4,804	40.15	1.20	(0.04)	1.89	(0.73)
Mellon Capital Management/JNL Bond Index Fund															
01/15(a)-12/31/02	10.00	0.36	0.50	0.86	(0.36)	(0.02)	-	10.48	8.55	34,286	77.16	0.60	4.12	n/a	n/a
Mellon Capital Management/JNL International Index Fund															
01/15(a)-12/31/02	10.00	0.15	(1.51)	(1.36)	(0.20)	-	-	8.44	(13.60)	26,518	32.40	0.65	1.56	n/a	n/a
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund															
01/15(a)-12/31/02	10.00	0.06	(1.45)	(1.39)	(0.06)	-	-	8.55	(13.94)	12,728	60.00	0.60	0.60	0.61	0.59
Mellon Capital Management/JNL S&P 500 Index Fund															
01/15(a)-12/31/02	10.00	0.05	(2.26)	(2.21)	-	-	-	7.79	(22.10)	46,776	1.89	0.60	1.15	0.61	1.14
Mellon Capital Management/JNL Small Cap Index Fund															
01/15(a)-12/31/02	10.00	0.08	(2.06)	(1.98)	(0.08)	-	-	7.94	(19.79)	20,027	49.44	0.60	0.96	0.62	0.94
Oppenheimer/JNL Global Growth Fund															
12/31/02	9.27	0.03	(2.10)	(2.07)	-	-	-	7.20	(22.33)	50,522	64.05	1.05	0.44	n/a	n/a
05/01(a)-12/31/01	10.00	0.03	(0.76)	(0.73)	-	-	-	9.27	(7.30)	59,841	44.80	1.05	0.54	n/a	n/a
Oppenheimer/JNL Growth Fund															
12/31/02	9.41	(0.03)	(2.35)	(2.38)	-	-	-	7.03	(25.29)	17,846	55.58	1.00	(0.49)	n/a	n/a
05/01(a)-12/31/01	10.00	0.01	(0.59)	(0.58)	(0.01)	-	-	9.41	(5.82)	13,557	58.88	1.00	0.17	n/a	n/a
PIMCO/JNL Total Return Bond Fund															
12/31/02	10.66	0.24	0.70	0.94	-	-	-	11.60	8.85	211,362	116.05	0.80	3.23	n/a	n/a
12/31/01	10.29	0.30	0.68	0.98	(0.28)	(0.33)	-	10.66	9.52	54,851	112.25	0.80	4.35	n/a	n/a
12/31/00	9.64	0.45	0.68	1.13	(0.47)	(0.01)	-	10.29	11.75	21,715	221.61	0.93 (e)	5.98	n/a	n/a
12/31/99	10.16	0.49	(0.52)	(0.03)	(0.49)	-	-	9.64	(0.26)	9,451	91.12	0.80	5.41	n/a	n/a
03/02(a)-12/31/98	10.00	0.31	0.26	0.57	(0.31)	(0.10)	-	10.16	5.70	6,133	269.16	0.85	4.95	1.57	4.23
PPM America/JNL Balanced Fund															
12/31/02	14.00	0.42	(0.69)	(0.27)	(0.42)	(0.17)	-	13.14	(1.93)	217,013	68.30	0.81	2.98	0.81	2.98
12/31/01	13.13	0.41	0.98	1.39	(0.44)	(0.08)	-	14.00	10.57	212,196	42.38	0.81	3.28	n/a	n/a
12/31/00	12.60	0.50	0.52	1.02	(0.46)	(0.03)	-	13.13	8.25	155,270	25.76	0.82	4.02	n/a	n/a
12/31/99	13.48	0.44	(0.45)	(0.01)	(0.44)	(0.43)	-	12.60	(0.11)	143,012	35.02	0.82	3.71	n/a	n/a
12/31/98	13.06	0.47	0.84	1.31	(0.47)	(0.42)	-	13.48	10.06	95,974	33.74	0.85	3.87	0.85	3.87

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.
(e) The ratio of net operating expenses was 0.80%.

172

JNL Series Trust
Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Supplemental Data: Total Return(b)	Net Assets, End of Period (in thousands)	Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
PPM America/JNL High Yield Bond Fund															
12/31/02	$ 8.29	$ 0.66	$ (0.49)	$ 0.17	$ (0.67)	$ -	$ -	$ 7.79	2.05 %	$ 161,094	61.00%	0.82 %	7.89 %	n/a %	n/a %
12/31/01	8.60	0.79	(0.30)	0.49	(0.80)	-	-	8.29	5.67	160,781	41.24	0.81	8.68	n/a	n/a
12/31/00	10.13	0.98	(1.55)	(0.57)	(0.96)	-	-	8.60	(5.62)	144,516	62.41	0.82	10.06	n/a	n/a
12/31/99	10.89	0.88	(0.76)	0.12	(0.88)	-	-	10.13	1.09	147,023	61.03	0.82	9.22	n/a	n/a
12/31/98	11.48	0.91	(0.47)	0.44	(0.91)	(0.12)	-	10.89	3.84	101,485	129.85	0.83	8.62	0.83	8.62
PPM America/JNL Money Market Fund															
12/31/02	1.00	0.01	-	0.01	(0.01)	-	-	1.00	1.07	214,520	n/a	0.69	1.07	n/a	n/a
12/31/01	1.00	0.03	-	0.03	(0.03)	-	-	1.00	3.45	242,518	n/a	0.69	3.28	n/a	n/a
12/31/00	1.00	0.06	-	0.06	(0.06)	-	-	1.00	5.83	185,012	n/a	0.70	5.73	n/a	n/a
12/31/99	1.00	0.05	-	0.05	(0.05)	-	-	1.00	4.67	164,446	n/a	0.70	4.63	n/a	n/a
12/31/98	1.00	0.05	-	0.05	(0.05)	-	-	1.00	4.99	56,349	n/a	0.74	4.87	0.75	4.86
PPM America/JNL Value Fund															
09/30(a)-12/31/02	10.00	0.06	0.91	0.97	-	-	-	10.97	9.70	18,004	8.64	0.85	2.24	0.98	2.11
Putnam/JNL Equity Fund															
12/31/02	17.18	-	(4.14)	(4.14)	-	-	-	13.04	(24.10)	153,303	123.47	0.99	0.23	1.05	0.17
12/31/01	22.91	(0.01)	(5.72)	(5.73)	-	-	-	17.18	(25.01)	282,049	91.77	0.96	(0.07)	0.99	(0.10)
12/31/00	28.45	(0.05)	(5.03)	(5.08)	-	(0.46)	-	22.91	(17.85)	497,299	77.67	0.94	(0.22)	0.95	(0.23)
12/31/99	22.88	(0.04)	6.76	6.72	-	(1.15)	-	28.45	29.41	454,393	74.67	0.97	(0.21)	n/a	n/a
12/31/98	16.99	(0.01)	5.94	5.93	(0.01)	(0.03)	-	22.88	34.93	182,097	70.55	1.01	(0.07)	1.01	(0.07)
Putnam/JNL International Equity Fund															
12/31/02	9.66	0.08	(2.07)	(1.99)	(0.08)	-	-	7.59	(20.58)	78,272	134.52	1.18	0.83	1.21	0.80
12/31/01	12.23	0.08	(2.56)	(2.48)	(0.07)	(0.02)	-	9.66	(20.29)	103,972	66.42	1.17	0.76	1.18	0.75
12/31/00	16.79	0.08	(2.49)	(2.41)	(0.01)	(2.14)	-	12.23	(13.99)	126,816	138.12	1.17	0.44	n/a	n/a
12/31/99	13.62	0.09	4.28	4.37	(0.16)	(1.04)	-	16.79	32.11	105,034	26.19	1.18	0.63	n/a	n/a
12/31/98	12.09	0.16	1.58	1.74	(0.19)	(0.02)	-	13.62	14.43	70,927	16.39	1.23	0.88	1.28	0.83
Putnam/JNL Midcap Growth Fund															
12/31/02	7.23	(0.04)	(2.08)	(2.12)	-	-	-	5.11	(29.32)	18,647	116.70	1.05	(0.62)	1.10	(0.67)
12/31/01	9.90	(0.05)	(2.62)	(2.67)	-	-	-	7.23	(26.97)	29,541	211.61	1.05	(0.46)	1.09	(0.50)
05/01(a)-12/31/00	10.00	-	(0.10)	(0.10)	-	-	-	9.90	(1.00)	46,122	58.67	1.05	(0.09)	1.06	(0.10)
Putnam/JNL Value Equity Fund															
12/31/02	16.50	0.16	(3.44)	(3.28)	(0.16)	-	-	13.06	(19.87)	256,100	62.19	0.98	1.06	1.01	1.03
12/31/01	17.78	0.15	(1.27)	(1.12)	(0.16)	-	-	16.50	(6.32)	347,246	82.54	0.96	0.89	0.99	0.86
12/31/00	16.78	0.16	1.00	1.16	(0.16)	-	-	17.78	6.96	422,750	86.43	0.96	1.05	0.97	1.04
12/31/99	18.24	0.19	(0.38)	(0.19)	(0.20)	(1.07)	-	16.78	(1.04)	319,454	72.23	0.98	1.19	n/a	n/a
12/31/98	16.82	0.16	1.94	2.10	(0.16)	(0.52)	-	18.24	12.48	195,936	77.80	1.01	1.06	1.01	1.06

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.

173

JNL Series Trust
Financial Highlights

| | | Increase (Decrease) from Investment Operations | | | | Distributions from Net Realized | | | | | Supplemental Data | | | | Assuming No Expense Reimbursement or Fees Paid Indirectly | |
Period Ended	Net Asset Value Beginning of Period	Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Distributions from Net Investment Income	Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Total Return(b)	Net Assets, End of Period (in thousands)	Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
S&P/JNL Aggressive Growth Fund I															
12/31/02	$ 10.45	$ 0.06	$ (1.97)	$ (1.91)	$ (0.10)	$ -	$ -	$ 8.44	(18.26)%	$ 97,110	37.53%	0.20 %	0.77 %	n/a %	n/a %
12/31/01	12.86	0.02	(1.38)	(1.36)	(0.35)	(0.70)	-	10.45	(10.58)	107,519	67.65	0.20	1.16	n/a	n/a
12/31/00	14.69	(0.10)	(1.28)	(1.38)	(0.17)	(0.28)	-	12.86	(9.37)	95,075	24.94	0.20	1.62	n/a	n/a
12/31/99	10.88	(0.15)	4.00	3.85	(0.04)	-	-	14.69	35.38	41,329	26.50	0.20	1.22	n/a	n/a
04/08(a)-12/31/98	10.00	0.27	0.61	0.88	-	-	-	10.88	8.80	4,425	126.18	0.20	7.34	n/a	n/a
S&P/JNL Conservative Growth Fund I															
12/31/02	10.54	0.10	(0.99)	(0.89)	(0.17)	-	-	9.48	(8.48)	227,833	31.43	0.20	1.75	n/a	n/a
12/31/01	11.83	0.08	(0.65)	(0.57)	(0.34)	(0.38)	-	10.54	(4.78)	187,495	49.46	0.20	2.42	n/a	n/a
12/31/00	12.45	0.11	(0.31)	(0.20)	(0.23)	(0.19)	-	11.83	(1.55)	139,701	25.30	0.20	3.53	n/a	n/a
12/31/99	10.47	(0.06)	2.10	2.04	(0.06)	-	-	12.45	19.52	72,998	12.96	0.20	3.97	n/a	n/a
04/09(a)-12/31/98	10.00	0.38	0.09	0.47	-	-	-	10.47	4.70	10,026	36.08	0.20	14.15	n/a	n/a
S&P/JNL Core Index 100 Fund															
01/15(a)-12/31/02	10.00	0.07	(1.41)	(1.34)	-	-	-	8.66	(13.40)	14,213	26.04	0.20	1.87	n/a	n/a
S&P/JNL Core Index 50 Fund															
01/15(a)-12/31/02	10.00	0.01	(2.17)	(2.16)	-	-	-	7.84	(21.60)	1,969	46.56	0.20	0.25	n/a	n/a
S&P/JNL Core Index 75 Fund															
01/15(a)-12/31/02	10.00	0.05	(1.80)	(1.75)	-	-	-	8.25	(17.50)	4,460	18.99	0.20	1.30	n/a	n/a
S&P/JNL Equity Aggressive Growth Fund I															
12/31/02	9.58	-	(2.22)	(2.22)	(0.01)	-	-	7.35	(23.21)	31,372	41.22	0.20	0.00	n/a	n/a
12/31/01	12.59	(0.05)	(1.67)	(1.72)	(0.31)	(0.98)	-	9.58	(13.69)	41,038	75.09	0.20	0.06	n/a	n/a
12/31/00	15.56	(0.21)	(2.17)	(2.38)	(0.17)	(0.42)	-	12.59	(15.27)	40,471	28.62	0.20	0.56	n/a	n/a
12/31/99	10.75	(0.16)	5.02	4.86	(0.05)	-	-	15.56	45.25	18,680	41.60	0.20	(0.09)	n/a	n/a
04/15(a)-12/31/98	10.00	0.21	0.54	0.75	-	-	-	10.75	7.50	3,238	67.88	0.20	7.01	n/a	n/a
S&P/JNL Equity Growth Fund I															
12/31/02	9.73	-	(2.27)	(2.27)	(0.01)	-	-	7.45	(23.34)	105,130	36.47	0.20	0.02	n/a	n/a
12/31/01	12.59	(0.06)	(1.73)	(1.79)	(0.26)	(0.81)	-	9.73	(14.31)	145,413	76.59	0.20	0.09	n/a	n/a
12/31/00	15.21	(0.18)	(1.96)	(2.14)	(0.15)	(0.33)	-	12.59	(14.06)	135,523	28.83	0.20	0.52	n/a	n/a
12/31/99	10.64	(0.18)	4.77	4.59	(0.02)	-	-	15.21	43.19	60,879	34.62	0.20	(0.01)	n/a	n/a
04/13(a)-12/31/98	10.00	0.21	0.43	0.64	-	-	-	10.64	6.40	5,035	72.69	0.20	6.93	n/a	n/a
S&P/JNL Moderate Growth Fund I															
12/31/02	10.70	0.08	(1.41)	(1.33)	(0.12)	-	-	9.25	(12.40)	331,543	32.67	0.20	1.26	n/a	n/a
12/31/01	12.37	0.01	(0.92)	(0.91)	(0.32)	(0.44)	-	10.70	(7.34)	298,741	59.64	0.20	1.66	n/a	n/a
12/31/00	13.42	0.03	(0.62)	(0.59)	(0.21)	(0.25)	-	12.37	(4.35)	222,052	19.23	0.20	2.61	n/a	n/a
12/31/99	10.63	(0.11)	2.95	2.84	(0.05)	-	-	13.42	26.74	110,608	17.15	0.20	2.99	n/a	n/a
04/08(a)-12/31/98	10.00	0.36	0.27	0.63	-	-	-	10.63	6.30	12,612	57.96	0.20	13.74	n/a	n/a

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.

JNL Series Trust
Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Increase (Decrease) from Investment Operations: Net Realized & Unrealized Gains (Losses)	Increase (Decrease) from Investment Operations: Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gains on Investment Transactions	Return of Capital	Net Asset Value, End of Period	Total Return(b)	Supplemental Data: Net Assets, End of Period (in thousands)	Supplemental Data: Portfolio Turnover (d)	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Expenses to Average Net Assets (c)	Assuming No Expense Reimbursement or Fees Paid Indirectly: Ratio of Net Investment Income (Loss) to Average Net Assets (c)
S&P/JNL Very Aggressive Growth Fund I															
12/31/02	$ 9.93	$ -	$ (2.30)	$ (2.30)	$ (0.01)	$ -	$ -	$ 7.62	(23.20)%	$ 42,128	39.74 %	0.20 %	(0.04)%	n/a %	n/a %
12/31/01	13.08	(0.04)	(1.76)	(1.80)	(0.28)	(1.07)	-	9.93	(13.73)	58,358	92.20	0.20	0.07	n/a	n/a
12/31/00	16.61	(0.29)	(2.56)	(2.85)	(0.18)	(0.50)	-	13.08	(17.16)	57,841	29.95	0.20	0.54	n/a	n/a
12/31/99	11.19	(0.21)	5.68	5.47	(0.04)	(0.01)	-	16.61	48.86	23,588	141.89	0.20	(0.13)	n/a	n/a
04/01(a)-12/31/98	10.00	0.24	0.95	1.19	-	-	-	11.19	11.90	2,441	121.03	0.20	5.73	n/a	n/a
Salomon Brothers/JNL Global Bond Fund															
12/31/02	10.41	0.65	0.22	0.87	(0.65)	-	-	10.63	8.38	125,881	83.34	0.95	6.22	n/a	n/a
12/31/01	10.37	0.68	0.01	0.69	(0.65)	-	-	10.41	6.71	123,310	86.36	0.98 (e)	6.46	n/a	n/a
12/31/00	10.25	0.68	0.06	0.74	(0.62)	-	-	10.37	7.28	116,654	93.13	0.95	7.42	n/a	n/a
12/31/99	10.67	0.62	(0.42)	0.20	(0.62)	-	-	10.25	1.87	81,061	98.01	0.95	7.22	n/a	n/a
12/31/98	11.12	0.72	(0.45)	0.27	(0.72)	-	-	10.67	2.46	48,167	261.87	1.00	7.05	1.01	7.04
Salomon Brothers/JNL U.S. Government & Quality Bond Fund															
12/31/02	11.17	0.42	0.86	1.28	(0.42)	(0.14)	-	11.89	11.47	304,265	35.72	0.78	4.26	n/a	n/a
12/31/01	10.96	0.50	0.25	0.75	(0.49)	(0.05)	-	11.17	6.92	226,275	69.10	0.82 (f)	5.09	n/a	n/a
12/31/00	10.36	0.60	0.59	1.19	(0.59)	-	-	10.96	11.50	138,122	49.09	0.80	6.06	n/a	n/a
12/31/99	11.15	0.51	(0.79)	(0.28)	(0.51)	-	-	10.36	(2.50)	106,329	122.72	0.80	5.45	n/a	n/a
12/31/98	10.69	0.41	0.60	1.01	(0.41)	(0.14)	-	11.15	9.40	63,785	429.70	1.28 (g)	5.33	1.29	5.32
T. Rowe Price/JNL Established Growth Fund															
12/31/02	16.78	0.01	(3.92)	(3.91)	(0.02)	-	-	12.85	(23.33)	316,367	46.16	0.92	0.06	0.94	0.04
12/31/01	18.74	0.02	(1.94)	(1.92)	-	(0.04)	-	16.78	(10.23)	474,105	63.38	0.92	0.12	0.92	0.12
12/31/00	21.70	-	(0.11)	(0.11)	(0.01)	(2.84)	-	18.74	(0.34)	411,855	77.19	0.92	0.03	0.92	0.02
12/31/99	19.06	0.03	4.12	4.15	(0.03)	(1.48)	-	21.70	21.77	351,338	61.45	0.93	0.16	n/a	n/a
12/31/98	15.62	0.05	4.29	4.34	(0.06)	(0.84)	-	19.06	27.78	216,599	54.93	0.95	0.38	0.95	0.38
T. Rowe Price/JNL Mid-Cap Growth Fund															
12/31/02	23.12	(0.15)	(4.92)	(5.07)	-	-	-	18.05	(21.93)	248,327	42.22	1.03	(0.67)	1.04	(0.68)
12/31/01	23.47	(0.13)	(0.22)	(0.35)	-	-	-	23.12	(1.49)	366,028	44.26	1.02	(0.56)	1.03	(0.57)
12/31/00	23.71	(0.04)	1.67	1.63	-	(1.87)	-	23.47	7.16	419,796	47.90	1.02	(0.20)	n/a	n/a
12/31/99	20.43	(0.05)	4.93	4.88	-	(1.60)	-	23.71	24.01	286,502	56.68	1.03	(0.28)	n/a	n/a
12/31/98	17.37	(0.07)	3.80	3.73	-	(0.67)	-	20.43	21.49	189,636	50.92	1.04	(0.37)	1.04	(0.37)
T. Rowe Price/JNL Value Fund															
12/31/02	11.11	0.09	(1.96)	(1.87)	-	(0.02)	-	9.22	(16.84)	220,106	38.21	1.00	0.97	1.02	0.95
12/31/01	11.14	0.08	0.01	0.09	(0.08)	(0.04)	-	11.11	0.78	216,408	42.29	1.00	0.93	1.02	0.91
05/01(a)-12/31/00	10.00	0.09	1.16	1.25	(0.09)	(0.02)	-	11.14	12.54	26,446	44.84	1.00	1.47	1.01	1.46

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges.
(c) Annualized for periods less than one year.
(d) The Portfolio Turnover excludes dollar roll transactions.
(e) The ratio of net operating expenses was 0.95%
(f) The ratio of net operating expenses was 0.79%
(g) The ratio of net operating expenses was 0.85%

PROSPECTUS

May 1, 2003

JNL SERIES TRUST

You can find more information about the Trust in:

- The Trust's **Statement of Additional Information** (SAI) dated May 1, 2003, which contains further information about the Trust and the Funds, particularly their investment practices and restrictions. The current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated into the Prospectus by reference (which means the SAI is legally part of the Prospectus).

- The Trust's **Annual and Semi-Annual Reports** to shareholders, which show the Fund's actual investments and include financial statements as of the close of the particular annual or semi-annual period. The Annual Report also discusses the market conditions and investment strategies that significantly affected each Fund's performance during the year covered by the report.

You can obtain a copy of the current SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiries, by calling (800) 766-4683 (toll-free), or writing the JNL Series Trust Service Center, P.O. Box 378002, Denver, Colorado 80237-8003.

You also can review and copy information about the Trust (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC's Public Reference Room in Washington, D.C. Reports and other information about the Trust also are available on the EDGAR database on the SEC's Internet site (http://www.sec.gov), and copies may be obtained, after payment of a duplicating fee, by electronic request (publicinfo@sec.gov) or by writing the SEC's Public Reference Section Washington, D.C., 20549-0102. You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-942-8090.

The Trust's SEC file number is: 811-8894

PROSPECTUS

May 1, 2003

JNL® VARIABLE FUND LLC

225 West Wacker Drive • Chicago, Illinois 60606

This Prospectus provides you with the basic information you should know before investing in the JNL Variable Fund LLC (JNL Variable Fund). JNL Variable Fund offers interests in separate Funds, which are comprised of the Target Funds.

The interests of JNL Variable Fund are sold to Jackson National Separate Account - I to fund the benefits of variable annuity contracts. JNL Variable Fund currently offers interests in the following separate Funds, each with its own investment objective.

> First Trust/JNL The Dow^{SM} Target 10 Fund
> First Trust/JNL The S&P® Target 10 Fund
> First Trust/JNL Global Target 15 Fund
> First Trust/JNL Target 25 Fund
> First Trust/JNL Target Small-Cap Fund

The Securities and Exchange Commission has not approved or disapproved JNL Variable Fund's securities or determined whether this prospectus is accurate or complete. It is a criminal offense to state otherwise.

For more detailed information about JNL Variable Fund and the separate Funds, see JNL Variable Fund's Statement of Additional Information (SAI), which is incorporated by reference into (which means it legally is a part of) this prospectus.

"Dow Jones," "Dow Jones Industrial Average[SM]," "DJIA[SM]" and "The Dow 10[SM]" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to JNL Variable Fund, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the First Trust/JNL The Dow Target 10 Fund.

Dow Jones does *not*:

- Sponsor, endorse, sell or promote the First Trust/JNL The Dow Target 10 Fund.

- Recommend that any person invest in the First Trust/JNL The Dow Target 10 Fund or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of First Trust/JNL The Dow Target 10 Fund.

- Have any responsibility or liability for the administration, management or marketing of the First Trust/JNL The Dow Target 10 Fund.

- Consider the needs of the First Trust/JNL The Dow Target 10 Fund or the owners of the First Trust/JNL The Dow Target 10 Fund in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the First Trust/JNL The Dow Target 10 Fund. Specifically,

- **Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:**

    - **The results to be obtained by the First Trust/JNL The Dow Target 10 Fund, the owners of the First Trust/JNL The Dow Target 10 Fund or any other person in connection with the use of the DJIA and the data included in the DJIA;**

    - **The accuracy or completeness of the DJIA and its data;**

    - **The merchantability and the fitness for a particular purpose or use of the DJIA and its data;**

- **Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;**

- **Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.**

The licensing agreement between First Trust Advisors L.P. and Dow Jones is solely for their benefit and not for the benefit of the owners of the First Trust/JNL The Dow Target 10 Fund or any other third parties.

"Standard & Poor's[®]," "S&P[®]," "S&P 500[®]," and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. The First Trust/JNL The S&P[®] Target 10 Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Funds. Please see the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

"JNL[®]," "Jackson National[®]" and "Jackson National Life[®]" are trademarks of Jackson National Life Insurance Company.

TABLE OF CONTENTS

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ABOUT THE FUNDS OF THE JNL VARIABLE FUND LLC

First Trust/JNL The Dow^{SM} Target 10 Fund

Investment Objective. The investment objective of the First Trust/JNL The Dow^{SM} Target 10 Fund (The Dow Target 10 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The Dow Target 10 Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of the ten companies included in the Dow Jones Industrial Average^{SM} (DJIA) which have the highest dividend yields on or about the business day before each Stock Selection Date. The ten companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only within the 5 business days immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in The Dow Target 10 Fund. An investment in The Dow Target 10 Fund is not guaranteed. As with any mutual fund, the value of The Dow Target 10 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because The Dow Target 10 Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in a particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Non-diversification.* The Dow Target 10 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, The Dow Target 10 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in The Dow Target 10 Fund's total return and share price.

- *Limited management.* The Dow Target 10 Fund's strategy of investing in ten companies according to criteria determined on a Stock Selection Date prevents The Dow Target 10 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the ten selected companies, between Stock Selection Dates. As compared to other funds, this could subject The Dow Target 10 Fund to more risk if one of the selected stocks declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent The Dow Target 10 Fund from taking advantage of opportunities available to other funds.

- *Investment strategy risk.* The principal investment strategy of the Fund involves selecting large capitalization common stocks that have high dividend yields relative to other large capitalization common stocks comprising an index. The dividend yields of such stocks may be high relative to such other stocks because the share price of the stock has declined relative to such other stocks. The stocks selected may be out of favor with investors because the issuer is experiencing financial difficulty, has had or forecasts weak earnings performance, has been subject to negative publicity, or has experienced other unfavorable developments relating to its business. There can be no assurance that the negative factors that have caused the issuer's stock price to have declined relative to other stocks will not cause further decreases in the issuer's stock price, or that the dividend paid on the stock will be maintained.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 16.69% (4th quarter of 2002) and its lowest quarterly return was -21.44% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
First Trust/JNL The Dow^{SM} Target 10 Fund	-9.87%	-6.05%
Dow Jones Industrial Average	-15.01%	-6.29%

The Dow Jones Industrial Average is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industry.

* The Fund began operations on July 2, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.83%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.83%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts or the Separate Account. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$85
3 Years	$265
5 Years	$460
10 Years	$1,025

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Dow Target 10 Fund invests in the common stock of ten companies included in the DJIA. The ten common stocks are chosen on or about the business day before each Stock Selection Date as follows:

- the sub-adviser determines the dividend yield on each common stock in the DJIA on or about the business day before the Stock Selection Date;

- the sub-adviser allocates approximately equal amounts of The Dow Target 10 Fund to the ten companies in the DJIA that have the highest dividend yield.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the ten common stocks selected. Between Stock Selection Dates, when cash inflows and outflows require, The Dow Target 10 Fund purchases and sells common stocks of the ten selected companies approximately according to the percentage relationship among the common stocks established on the prior Stock Selection Date.

The stocks in The Dow Target 10 Fund are not expected to reflect the entire DJIA nor track the movements of the DJIA.

The performance of The Dow Target 10 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about The Dow Target 10 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL The S&P® Target 10 Fund

Investment Objective. The investment objective of the First Trust/JNL The S&P® Target 10 Fund (S&P Target 10 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The S&P Target 10 Fund seeks to achieve its objective by investing approximately equal amounts in the common stocks of 10 companies selected from a pre-screened subset of the stocks listed in the S&P 500 Index, on or about the last business day before each Stock Selection Date. The ten companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only within the 5 business days immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in The S&P Target 10 Fund. An investment in the S&P Target 10 Fund is not guaranteed. As with any mutual fund, the value of the S&P Target 10 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the S&P Target 10 Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in a particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Non-diversification.* The S&P Target 10 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the S&P Target 10 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the S&P Target 10 Fund's total return and share price.

- *Limited management.* The S&P Target 10 Fund's strategy of investing in ten companies according to criteria determined on a Stock Selection Date prevents the S&P Target 10 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the ten selected companies, between Stock Selection Dates. As compared to other funds, this could subject the S&P Target 10 Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the S&P Target 10 Fund from taking advantage of opportunities available to other funds.

- *Investment strategy risk.* The principal investment strategy of the Fund involves selecting common stocks that have low share prices relative to the issuers' sales. The price to sales ratios of these stocks may be low because the stocks are out of favor with investors. The issuer may be experiencing financial difficulty, has had or forecasts weak earnings performance, has been subject to negative publicity, or has experienced other unfavorable developments relating to its business. There can be no assurance that negative factors that may have caused the issuer's stock price to be low in relation to the issuer's sales will not continue, or will not result in a decline in the issuer's stock price.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 18.16% (3rd quarter of 2000) and its lowest quarterly return was -15.99% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
First Trust/JNL The S&P® Target 10 Fund	-18.07%	-7.17%
S&P 500 Index	-22.10%	-11.07%

The S&P 500 Index is a capitalization-weighted index of 500 stocks. The index is described to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

* The Fund began operations on July 2, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.83%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.83%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts or the Separate Account. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$85
3 Years	$265
5 Years	$460
10 Years	$1,025

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The S&P Target 10 Fund consists of a portfolio of 10 common stocks selected on or about the business day before each Stock Selection Date through the following process:

- first, the sub-adviser ranks the companies in the S&P 500 Index by market capitalization;

- the sub-adviser selects half of the companies in the S&P 500 Index with the largest market capitalization;

- from the remaining companies, the sub-adviser selects the half with the lowest price to sales ratio;

- from the remaining companies, the sub-adviser selects the 10 common stocks with the greatest one-year price appreciation;

- the sub-adviser allocates approximately equal amounts of the S&P Target 10 Fund to the selected 10 common stocks.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the 10 common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, the S&P Target Fund purchases and sells common stocks of the ten selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The stocks in the S&P Target 10 Fund are not expected to reflect the entire S&P 500 Index nor track the movements of the S&P 500 Index.

The performance of the S&P Target 10 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the S&P Target 10 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Global Target 15 Fund

Investment Objective. The investment objective of the First Trust/JNL Global Target 15 Fund (Global Target 15 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The Global Target 15 Fund seeks to achieve its objective by investing in the common stocks of certain companies which are components of The Dow Jones Industrial Average^{SM} (DJIA), the Financial Times Ordinary Index (FT Index or London Stock Market FTSE 30) and the Hang Seng Index. The Global Target 15 Fund consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, the FT Index and the Hang Seng Index, respectively, that have the highest dividend yields in the respective index, on or about the last business day before each Stock Selection Date. The fifteen companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only within the 5 business days immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Global Target 15 Fund. An investment in the Global Target 15 Fund is not guaranteed. As with any mutual fund, the value of the Global Target 15 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Global Target 15 Fund invests in stocks of U.S. and foreign companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Non-diversification.* The Global Target 15 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Global Target 15 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Global Target 15 Fund's total return and share price.

- *Foreign investing risk.* Because the Global Target 15 Fund invests in stocks of foreign companies, it is also subject to foreign investing risk. Foreign investing involves risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information, and more volatile or less liquid securities markets. In particular, because the Global Target 15 Fund is concentrated in the securities of United Kingdom and Hong Kong issuers, any economic development that negatively affects the United Kingdom or Hong Kong may have an adverse effect on issuers contained in the Global Target 15 Fund. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Global Target 15 Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Global Target 15 Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Global Target 15 Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Limited management.* The Global Target 15 Fund's strategy of investing in fifteen companies according to criteria determined on a Stock Selection Date prevents the Global Target 15 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the fifteen selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Global Target 15 Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy or foreign economies to which the Fund's investments are exposed, experience downturns. The investment strategy may also prevent the Global Target 15 Fund from taking advantage of opportunities available to other funds.

- *Investment strategy risk.* The principal investment strategy of the Fund involves selecting large capitalization common stocks that have high dividend yields relative to other large capitalization common stocks comprising an index. The dividend yields of such stocks may be high relative to such other stocks because the share price of the stock has declined relative to such other stocks. The stocks selected may be out of favor with investors because the issuer is experiencing financial difficulty, has had or forecasts weak earnings performance, has been subject to negative publicity, or has experienced other unfavorable developments relating to its business. There can be no assurance that the negative factors that have caused the issuer's stock price to have declined relative to other stocks will not cause further decreases in the issuer's stock price, or that the dividend paid on the stock will be maintained.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 15.46% (4th quarter of 2000) and its lowest quarterly return was -17.20% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
First Trust/JNL Global Target 15 Fund	-13.82%	-7.98%
Dow Jones Industrial Average	-15.01%	-6.29%
London Stock Market FTSE 30	-38.45%	-22.71%
Hang Seng Stock Index	-15.61%	-8.88%
MSCI DTR World Index	-19.89%	-11.43%

The Dow Jones Industrial Average is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industry.

The London Stock Market FTSE 30 is comprised of 30 leading U.K. companies chosen to be representative of British industry.

The Hang Seng Stock Index is a capitalization-weighted index of 33 companies that represent approximately 70 percent of the total market capitalization of the Stock Exchange of Hong Kong.

The MSCI World Index^{SM} is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance. As of April 2002, the MSCI World Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

*The Fund began operations on July 2, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.88%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.88%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts or the Separate Account. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$90
3 Years	$281
5 Years	$488
10 Years	$1,084

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Global Target 15 Fund invests in the common stock of fifteen companies included in the DJIA, the FT Index and the Hang Seng Index. The fifteen common stocks are chosen on or about the business day before each Stock Selection Date as follows:

- the sub-adviser determines the dividend yield on each common stock in the DJIA, the FT Index and the Hang Seng Index;

- the sub-adviser determines the ten companies in each of the DJIA, the FT Index and the Hang Seng Index that have the highest dividend yield in the respective index;

- out of those companies, the sub-adviser allocates approximately equal amounts of the Global Target 15 Fund to the common stocks of the five companies in each index with the lowest price per share.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the fifteen common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, the Global Target 15 Fund purchases and sells common stocks of the fifteen selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The performance of the Global Target 15 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Global Target 15 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Target 25 Fund

Investment Objective. The investment objective of the First Trust/JNL Target 25 Fund (Target 25 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The Target 25 Fund seeks to achieve its objective by investing in the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (NYSE), on or about the last business day before each Stock Selection Date. The 25 companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only within the 5 business days immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Target 25 Fund. An investment in the Target 25 Fund is not guaranteed. As with any mutual fund, the value of the Target 25 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Target 25 Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in a particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Small cap investing.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. Certain of or all of the companies in which the Target 25 Fund may invest may be small capitalization company stocks. Such companies are likely to have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Target 25 Fund may not be appropriate for all investors.

- *Non-diversification.* The Target 25 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Target 25 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Target 25 Fund's total return and share price.

- *Limited management.* The Target 25 Fund's strategy of investing in 25 companies according to criteria determined on a Stock Selection Date prevents the Target 25 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the 25 selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Target 25 Fund to more risk if one of the selected stocks declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Target 25 Fund from taking advantage of opportunities available to other funds.

- *Investment strategy risk.* The principal investment strategy of the Fund involves selecting large capitalization common stocks that have high dividend yields relative to other large capitalization common stocks comprising an index. The dividend yields of such stocks may be high relative to such other stocks because the share price of the stock has declined relative to such other stocks. The stocks selected may be out of favor with investors because the issuer is experiencing financial difficulty, has had or forecasts weak earnings performance, has been subject to negative publicity, or has experienced other unfavorable developments relating to its business. There can be no assurance that the negative factors that have caused the issuer's stock price to have declined relative to other stocks will not cause further decreases in the issuer's stock price, or that the dividend paid on the stock will be maintained.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 15.10% (4th quarter of 2001) and its lowest quarterly return was -18.33% (3rd quarter of 2002).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
First Trust/JNL Target 25 Fund	-11.69%	-6.15%
S&P MidCap 400/Barra Value Index	-14.51%	5.08%
S&P 500 Index	-22.10%	-11.07%

The S&P MidCap 400/Barra Value Index is a capitalization-weighted index of all stocks in the Standard & Poor's 400 that have low price-to-book ratios.

The S&P 500 Index is a capitalization-weighted index of 500 stocks. The index is described to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

*The Fund began operations on July 2, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.82%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.82%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts or the Separate Account. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$84
3 Years	$262
5 Years	$455
10 Years	$1,014

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Target 25 Fund consists of a portfolio of 25 common stocks selected through the following five-step process on or about the business day before each Stock Selection Date:

- first, the sub-adviser selects all the dividend-paying common stocks listed on the NYSE (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships, any stock included in the Dow Jones Industrial Average[SM]);

- those common stocks are then ranked from highest to lowest market capitalization, and the sub-adviser selects the 400 highest market capitalization stocks;

- those 400 common stocks are then ranked, in terms of dividend yield, from highest to lowest, and the sub-adviser selects the 75 highest dividend-yielding stocks;

- from the remaining 75 stocks, the sub-adviser discards the 50 highest dividend-yielding stocks and selects the remaining 25 stocks;

- the sub-adviser allocates approximately equal amounts of the Target 25 Fund to the 25 common stocks selected for the portfolio.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the 25 common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, the Target 25 Fund purchases and sells common stocks of the 25 selected companies according to the percentage relationship among the common stocks established at the Stock Selection Date.

The performance of the Target 25 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Target 25 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Target Small-Cap Fund

Investment Objective. The investment objective of the First Trust/JNL Target Small-Cap Fund (Target Small-Cap Fund) is a high total return through capital appreciation.

Principal Investment Strategies. Under normal circumstances, the Target Small-Cap Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of common stocks of 40 small capitalization (small cap) companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange (NYSE), the American Stock Exchange (AMEX) or The Nasdaq Stock Market (Nasdaq), on or about the last business day before each Stock Selection Date. The Fund deems a small cap company to be one with a market capitalization between $150 million and $1 billion. These companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only within 5 business days immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Target Small-Cap Fund. An investment in the Target Small-Cap Fund is not guaranteed. As with any mutual fund, the value of the Target Small-Cap Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Target Small-Cap Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Small cap investing.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Target Small-Cap Fund is likely to invest have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Target Small-Cap Fund may not be appropriate for all investors.

- *Non-diversification.* The Target Small-Cap Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Target Small-Cap Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Target Small-Cap Fund's total return and share price.

- *Limited management.* The Target Small-Cap Fund's strategy of investing in certain companies according to criteria determined on a Stock Selection Date prevents the Target Small-Cap Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the 40 selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Target Small-Cap Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Target Small-Cap Fund from taking advantage of opportunities available to other funds.

- *Investment strategy risk.* The principal investment strategy of the Fund involves selecting common stocks of issuers that have experienced certain rates of growth in sales and which stocks have experienced recent price appreciation. There can be no assurance that the issuers whose stocks are selected will continue to experience growth in sales, or that the issuer's operations will result in positive earnings even if sales continue to grow. There further can be no assurance that the prices of such issuers' stocks will not decline.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce your returns. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 23.12% (4th quarter of 2001) and its lowest quarterly return was -23.90% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2002

	1 year	Life of Fund*
First Trust/JNL Target Small-Cap Fund	-17.68%	5.28%
Russell 2000 Index	-20.48%	-3.52%

The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 11% of the Russell 3000 total market capitalization.

* The Fund began operations on July 2, 1999.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases	**None**
Maximum Sales Load Imposed on Reinvested Dividends	**None**
Deferred Sales Load	**None**
Redemption Fee	**None**
Exchange Fee	**None**

Expenses. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management/Administrative Fee	0.83%
Other Expenses	0%
Total Fund Annual Operating Expenses	0.83%

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the Contracts or the Separate Account. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example	
1 Year	$85
3 Years	$265
5 Years	$460
10 Years	$1,025

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Target Small-Cap Fund consists of a portfolio of 40 common stocks selected through the following process on or about the business day before each Stock Selection Date:

- first, the sub-adviser selects all U.S. registered corporations the common stocks of which trade on the NYSE, AMEX or Nasdaq (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts);

- from those companies, the sub-adviser then selects only those companies which have a market capitalization of between $150 million and $1 billion and whose stocks have an average daily dollar trading volume of at least $500,000 (these dollar limitations will be adjusted periodically for inflation);

- from the remaining companies, the sub-adviser selects only the stocks of companies with positive three-year sales growth;

- next, from the remaining companies, the sub-adviser selects only the stocks of companies whose most recent annual earnings are positive;

- the sub-adviser then eliminates any stock the price of which has appreciated by more than 75% in the last 12 months;

- from the remaining list, the sub-adviser selects the 40 stocks with the greatest price appreciation in the last 12 months (highest to lowest);

- the Target Small-Cap Fund purchases the selected 40 common stocks, allocating its assets among them in proportion to the relative market capitalization of each stock.

In each of the above steps, monthly and rolling quarterly data are used in place of annual figures where possible.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the 40 common stocks selected. Between Stock Selection Dates, when cash inflows and outflows require, the Target Small-Cap Fund purchases and sells common stocks of the 40 selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The performance of the Target Small-Cap Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Target Small-Cap Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

More About the Investment Objectives and Risks of All Funds

Investment Objectives. The investment objectives and policies of each of the Funds are not fundamental and may be changed by the Board of Managers of the JNL Variable Fund, without interest holder approval.

Temporary Defensive Strategy. While each Fund's principal investment strategy includes being substantially fully invested in equity securities, a Fund may depart from its principal investment strategy in response to adverse market, economic, political or other conditions. During these periods, a Fund may engage in a temporary defensive strategy that permits it to invest up to 100% of its assets in money market instruments. During periods in which a Fund employs such a temporary defensive strategy, the Fund will not be pursuing, and will not achieve, its investment objective.

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Target and Sector Funds.

Target Funds Generally. It is generally not possible for the sub-adviser to purchase round lots (usually 100 shares) of stocks in amounts that will precisely duplicate the prescribed mix of securities. Also, it usually will be impossible for the Target Funds to be 100% invested in the prescribed mix of securities at any time. To the extent that the Target Funds are not fully invested, the interests of the interest holders may be diluted and total return may not directly track the investment results of the prescribed mix of securities. To minimize this effect, the sub-adviser generally attempts to maintain, to the extent practicable, a minimum cash position at all times. Normally, the only cash items held by the Target Funds will be amounts expected to be deducted as expenses and amounts too small to purchase additional round lots of the securities selected for the Funds' portfolios.

The sub-adviser attempts to replicate the percentage relationship (determined based on the number of shares of each stock, not the stocks' prices or values) of the stocks selected at the prior Stock Selection Date when purchasing or selling stocks for the Target Funds in response to cash inflows or outflows between Stock Selection Dates. This method of allocating purchases and sales of stocks based on the percentage relationships of the number of shares of each stock owned immediately after the Stock Selection Date seeks to minimize the effect of such subsequent purchases and sales, and their timing, on the investment performance of the Fund. The percentage relationship among the number of shares of each of the stocks in the Target Funds should therefore remain relatively stable between Stock Selection Dates. However, given the fact that the market price of each of the selected stocks will vary throughout the year, the value of the stock of each of the companies owned by the Fund, as compared to the total assets of the Target Fund, will fluctuate during the year, above and below the proportions established on the previous Stock Selection Date.

Certain provisions of the Investment Company Act of 1940 limit the ability of a Fund to invest more than 5% of the Fund's total assets in the stock of any company that derives more than 15% of its gross revenues from securities related activities (Securities Related Companies). The JNL Variable Fund has been granted an exemption by the Securities and Exchange Commission (SEC) from this limitation so that The Dow Target 5, The Dow Target 10, The S&P Target 10 and the Global Target 15 Funds may invest up to approximately 20.5% (for The Dow Target 5 Fund), 10.5% (for The Dow Target 10 Fund and The S&P Target 10 Fund) and 7.17% (for the Global Target 15 Fund) of the respective Fund's total assets in the stock of Securities Related Companies. The 20.5%, 10.5% and 7.17% respective standards are applied to the value of each security held by a Fund as of the first business day after the Stock Selection Date.

Section 817(h) of the Internal Revenue Code of 1986, as amended ("Code"), provides that, in order for a variable annuity contract that allocates funds to a Fund to qualify as an annuity contract, the Fund must be adequately diversified in accord with regulations issued under the Code. To be adequately diversified under current regulations, a Fund must have (a) no more than 55% of the value of its total assets represented by any one investment; (b) no more than 70% of the value of its total assets represented by any two investments; (c) no more than 80% of its total assets represented by any three investments; and (d) no more than 90% of the value of its total assets represented by any four investments. The sub-adviser may depart from a Target Fund's investment strategy to the extent necessary to maintain compliance with these requirements.

17

In selecting the securities to be purchased by each of the Target Funds, the sub-adviser excludes the stocks of companies which, based on publicly available information as of two business days prior to the Stock Selection Date, are the target of an announced merger or acquisition which will result in shareholders receiving stock in another entity in exchange for their investment in the company and which is expected to be completed within six months after the Stock Selection Date. The security selection criteria then are re-applied to select the stock of another company in place of any company so excluded.

Derivatives. The sub-adviser may, but will not necessarily, utilize derivative instruments, such as options, futures contracts, forward contracts, warrants, and indexed securities, for hedging and risk management.

For the Funds that invest in stocks of foreign companies, the sub-adviser may enter into forward contracts to manage the Funds' exposure to changes in foreign currencies associated with the purchase or sale of such stocks. This strategy seeks to minimize the effect of currency appreciation as well as depreciation, but does not protect against a decline in the underlying value of the hedged security. In addition, this strategy may reduce or eliminate the opportunity to profit from increases in the value of the currency in which a Fund's investment is denominated and may adversely impact a Fund's performance if the sub-adviser's projection of future exchange rates is inaccurate.

Investments in derivative instruments involve special risks. In order to realize the desired results from the investment, the Fund's sub-adviser must correctly predict price movements of the underlying asset during the life of the derivative. If the sub-adviser is incorrect in its predictions of such price movements, the Fund may achieve a result less favorable than if the derivative investment had not been made. The value of derivatives may rise or fall more rapidly than other investments, which may increase the volatility of the Fund depending on the nature and extent of the derivatives in the Fund's portfolio. Additionally, if the sub-adviser uses derivatives in attempting to manage or "hedge" the overall risk of the Fund's portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

Description of Indices. The portfolios of certain of the Funds consist of the common stocks of companies included in various indices. Except as previously described, the publishers of the indices have not granted the JNL Variable Fund or the investment adviser a license to use their respective indices. None of the Funds are designed or intended to result in investment returns that parallel or correlate with the movements in any particular index or a combination of indices and it is expected that their investment returns will not parallel or correlate with such movements. The publishers of the indices have not participated in any way in the creation of any of the Funds of the JNL Variable Fund or in the selection of stocks that are purchased or sold for the Funds. A description of certain of the indices is provided below:

The Dow Jones Industrial Average[SM]*.* The stocks included in the DJIA are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

The Financial Times Industrial Ordinary Share Index. The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies. These companies are highly capitalized and major factors in their industries. In addition, their stocks are widely held by individuals and institutional investors.

The Hang Seng Index. The Hang Seng Index presently consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (Hong Kong Stock Exchange), and it includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange.

The Nasdaq-100 Index. The Nasdaq-100 Index represents the largest and most active nonfinancial domestic and international issues listed on the Nasdaq Stock Market[®]. The index is calculated based on a modified capitalization weighted methodology. The Nasdaq Stock Market lists nearly 5,400 companies and trades more shares per day than any other major U.S. market.

The Standard & Poor's 500 Index. Widely regarded as the standard for measuring large-capitalization U.S. stock market performance, the S&P 500 Index includes a representative sample of leading U.S. companies in leading industries. The S&P 500 Index consists of 500 stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index with each stock's weight in the Index proportionate to its market value.

Legislation. At any time after the date of the Prospectus, legislation may be enacted that could negatively affect the common stock in the Funds or the issuers of such common stock. Further, changing approaches to regulation may have a negative impact on certain companies represented in the Funds. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Funds or will not impair the ability of the issuers of the common stock held in the Funds to achieve their business goals.

MANAGEMENT OF THE JNL VARIABLE FUND

Under Delaware law and the JNL Variable Fund's Certificate of Formation and Operating Agreement, the management of the business and affairs of the JNL Variable Fund is the responsibility of the Board of Managers of the JNL Variable Fund.

Investment Adviser

Jackson National Asset Management, LLC (JNAM L.L.C. or the Adviser), 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the JNL Variable Fund and provides the JNL Variable Fund with professional investment supervision and management. The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company (JNL), which is in turn wholly owned by Prudential plc, a publicly traded life insurance company in the United Kingdom. The Adviser is the successor to Jackson National Financial Services, LLC, which served as an investment adviser to the JNL Variable Fund until January 31, 2001, when it transferred its duties as investment adviser to the Adviser.

The Adviser has selected First Trust Advisors L.P. as sub-adviser to manage the investment and reinvestment of the assets of the Funds. The Adviser monitors the compliance of the sub-adviser with the investment objectives and related policies of each Fund and reviews the performance of the sub-adviser and reports periodically on such performance to the Board of Managers of the JNL Variable Fund.

As compensation for its services, the Adviser receives a fee from the JNL Variable Fund computed separately for each Fund. The fee for each Fund is stated as an annual percentage of the net assets of the Fund. The fee, which is accrued daily and payable monthly, is calculated on the basis of the average net assets of each Fund. Once the average net assets of a Fund exceed specified amounts, the fee is reduced with respect to such excess.

The Target Funds are obligated to pay the Adviser the following fees:

Assets	Annual Rate
All Assets	.65%

Investment Sub-Adviser

First Trust Advisors L.P. (First Trust), an Illinois limited partnership formed in 1991 and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the sub-adviser for each Fund. First Trust's address is 1001 Warrenville Road, Lisle, Illinois 60532. First Trust is a limited partnership with one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation (formerly known as Niké Securities Corporation). Grace Partners of DuPage L.P. is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. The Charger Corporation is an Illinois corporation controlled by the Robert Donald Van Kampen family.

First Trust is also the portfolio supervisor of certain unit investment trusts sponsored by First Trust Portfolios L.P. (formerly known as Niké Securities L.P.) which are substantially similar to certain of the Funds in that they have the same investment objectives as those Funds but have a limited life of approximately one year. First Trust Portfolios L.P. specializes in the underwriting, trading and distribution of unit investment trusts and other securities. First Trust Portfolios L.P., an Illinois limited partnership formed in 1991, acts as sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA.

Under the terms of the Sub-Advisory Agreement between First Trust and the Adviser, First Trust manages the investment and reinvestment of the assets of each Fund, subject to the oversight and supervision of the Adviser and the Board of Managers of the JNL Variable Fund. First Trust formulates a continuous investment program for each Fund consistent with its investment objectives and policies outlined in this Prospectus. First Trust implements such programs by purchases and sales of securities and regularly reports to the Adviser and the Board of Managers of the JNL Variable Fund with respect to the implementation of such programs.

As compensation for its services, First Trust receives a fee from the Adviser computed separately for each Fund, stated as an annual percentage of the net assets of such Fund. The SAI contains a schedule of the management fees the Adviser currently is obligated to pay First Trust out of the advisory fee it receives from each Fund.

The Adviser and the JNL Variable Fund, together with other investment companies of which the Adviser is investment adviser, has been granted an exemption from the SEC that allows the Adviser to hire, replace or terminate sub-advisers with the approval of the Board of Managers, but without the approval of shareholders. The order also allows the Adviser to revise a sub-advisory agreement with the approval of the Board of Managers, but without shareholder approval. Under the terms of the exemption, if a new sub-adviser is hired by the Adviser, shareholders in the affected Fund will receive information about the new sub-adviser within 90 days of the change. The requested order would allow the Funds to operate more efficiently and with greater flexibility.

The Adviser provides the following oversight and evaluation services to the Funds:

- performing initial due diligence on prospective sub-advisers for the Funds
- monitoring the performance of sub-advisers
- communicating performance expectations to the sub-advisers
- ultimately recommending to the Board of Managers whether a sub-adviser's contract should be renewed, modified or terminated.

The Adviser does not expect to recommend frequent changes of sub-advisers. Although the Adviser will monitor the performance of the sub-advisers, there is no certainty that any sub-adviser or Funds will obtain favorable results at any given time. All Funds will seek shareholder approval before relying on the exemptive order.

Portfolio Management

There is no one individual primarily responsible for portfolio management decisions for the Funds. Investments are made under the direction of a committee.

ADMINISTRATIVE FEE

In addition to the investment advisory fee, each Fund pays to the Administrator an Administrative Fee. Each Fund, except the First Trust/JNL Global Target 15 Fund, pays the Administrator an Administrative Fee of .15% of the average daily net assets of the Fund. The First Trust/JNL Global Target 15 Fund pays the Administrator an Administrative Fee of .20% of the average daily net assets of the Funds. In return for the Administrative Fee, the Administrator provides or procures all necessary administrative functions and services for the operation of the JNL Variable Fund and the separate Funds. In accord with the Administration Agreement, the Administrator is responsible for payment of expenses related to legal, audit, fund accounting, custody, printing and mailing and all other services necessary for the operation of each the JNL Variable Fund and each separate Fund. Each Fund is responsible for trading expenses including brokerage commissions, interest and taxes, other non-operating expenses, and the fees and expenses of the disinterested Managers and of independent legal counsel to the disinterested Managers.

INVESTMENT IN FUND INTERESTS

Interests in the Funds are currently sold to Jackson National Separate Account – I, a separate account of JNL, 1 Corporate Way, Lansing, Michigan 48951, to fund the benefits under certain variable annuity contracts (Contracts). The Separate Account purchases interests in the Funds at net asset value using premiums received on Contracts issued by JNL. Purchases are effected at net asset value next determined after the purchase order, in proper form, is received by the Funds' transfer agent. There is no sales charge. Interests in the Funds are not available to the general public directly.

The Funds are managed by a sub-adviser who manages publicly available unit investment trusts having similar names and investment objectives. While some of the Funds may be similar to, and may in fact be modeled after publicly available unit investment trusts, Contract purchasers should understand that the Funds are not otherwise directly related to any publicly available unit investment trusts. Consequently, the investment performance of publicly available unit investment trusts and any corresponding Funds may differ substantially.

The net asset value per interest of each Fund is determined by the Administrator at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) each day that the New York Stock Exchange is open. The net asset value per interest is calculated by adding the value of all securities and other assets of a Fund, deducting its liabilities, and dividing by the number of interests outstanding. Generally, the value of exchange-listed or -traded securities is based on their respective market prices, bonds are valued based on prices provided by an independent pricing service and short-term debt securities are valued at amortized cost, which approximates market value. The Board of Managers has adopted procedures pursuant to which the Administrator may determine, subject to Board verification, the "fair value" of a security for which a current market price is not available.

A Fund may invest in securities primarily listed on foreign exchanges and that trade on days when the Fund does not price its interests. As a result, a Fund's net asset value may change on days when shareholders are not able to purchase or redeem the Fund's interests.

Because the calculation of a Fund's net asset value does not take place contemporaneously with the determination of the closing prices of the majority of foreign portfolio securities used in the calculation, the Variable Fund's procedures for pricing of portfolio securities authorize the Administrator, subject to verification by the Board, to determine the fair value of such securities for purposes of calculating a Fund's net asset value. This will occur if the Administrator determines that a "significant event" has occurred subsequent to the close of trading in such securities on the exchanges or markets on which they principally are traded, but prior to the time of a Fund's net asset value calculation. A significant event is one that can be expected materially to affect the value of such securities. Certain specified percentage movements in U.S. equity market indices are deemed under the Variable Fund's pricing procedures to be a "significant event." Accordingly, on any day when such specified percentage movements in U.S. equity market indices occur, the Administrator will adjust the closing prices of foreign portfolio securities, based upon an adjustment factor for each such security provided by an independent pricing service, in order to reflect the fair value of such securities for purposes of determining a Fund's net asset value.

All investments in the Funds are credited to the interest holder's account in the form of full and fractional shares of the designated Funds (rounded to the nearest 1/1000 of a share). The Funds do not issue interest certificates.

REDEMPTION OF FUND INTERESTS

Jackson National Separate Account – I redeems interests in the Funds to make benefit or withdrawal payments under the terms of its Contracts. Redemptions are processed on any day on which the JNL Variable Fund is open for business and are effected at net asset value next determined after the redemption order, in proper form, is received.

The JNL Variable Fund may suspend the right of redemption only under the following unusual circumstances:

- when the New York Stock Exchange is closed (other than weekends and holidays) or trading is restricted;

- when an emergency exists, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or

- during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

TAX STATUS

General

The JNL Variable Fund is a limited liability company with all of its interests owned by a single entity, Jackson National Separate Account – I. Accordingly, the JNL Variable Fund is taxed as part of the operations of JNL and is not taxed separately. The JNL Variable Fund has not elected to be taxed as a "regulated investment company" under sub-chapter M of the Internal Revenue Code of 1986, as amended. Under current tax law, increases in the value of a Contract resulting from interest, dividend income and capital gains of the Funds of JNL Variable Fund that serve as funding vehicles for a Contract are not currently taxable, nor are losses currently deductible, when left to accumulate within a Contract. For a discussion of the tax status of the Contracts, please refer to the prospectus for the Contracts issued by Jackson National Separate Account – I.

Internal Revenue Code Diversification Requirements

The Funds intend to comply with the diversification requirements currently imposed by the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations thereunder, on separate accounts of insurance companies as a condition of maintaining the tax deferred status of the Contracts issued by Jackson National Separate Account – I. The Sub-Advisory Agreement requires the Funds to be operated in compliance with these diversification requirements. The sub-adviser may depart from the investment strategy of a Fund in order to meet these diversification requirements. See the SAI for more specific information.

HYPOTHETICAL PERFORMANCE DATA FOR TARGET STRATEGIES

Certain aspects of the investment strategies for The Dow Target 5 Fund, The Dow Target 10 Fund, the S&P Target 10 Fund, the Global Target 15 Fund, the Target 25 Fund, and the Target Small-Cap Fund (Target Fund) can be demonstrated using historical data. The following table illustrates the hypothetical performance of the investment strategies used by each Target Fund and the actual performance of the DJIA, the S&P 500 Index, the FT Index, the Hang Seng Index, the Ibbotson Small Cap Index and a combination index made up of one-third of the total returns of each of the DJIA, the Hang Sang and the FT Indices. The table also shows how performance varies from year to year.

The information for the Target Strategies assumes that each Strategy was fully invested as of the beginning of each year and that each Stock Selection Date was the first business day of the year. In addition, the performance information does not take into consideration any sales charges, commissions, insurance fees or charges imposed on the sale of the Contracts, expenses or taxes. Any of such charges will lower the returns shown.

The information provided below has been stated in U.S. dollars and therefore has been adjusted to reflect currency exchange rate fluctuations. Also, the information provided for the Target 25 Strategy and the Target Small-Cap Strategy excludes common stocks of companies that, on a Stock Selection Date, were party to a publicly announced business combination which was expected to have been completed within six months.

The returns shown below for the Target Strategies do not represent the results of actual trading using client assets but were achieved by means of the retroactive application to historical rates of return of strategies that were designed with the benefit of hindsight. These returns should not be considered indicative of the skill of the sub-adviser. The returns may not reflect the impact that any material market or economic factors might have had if the Strategies had been used during the periods shown to actually manage client assets. During a portion of the period shown in the table below, the sub-adviser acted as the portfolio supervisor of certain unit investment trusts which employed strategies similar to the hypothetical strategies shown below.

The returns shown below for the Target Strategies are not a guarantee of future performance and should not be used to predict the expected returns on a Target Strategy. The hypothetical returns shown below do indicate the significant variation in returns among the several Target Strategies in any given year, as well as the significant variation in returns from a particular strategy, both absolutely and in relation to its respective index, over a period of years. In fact, each hypothetical Target Strategy under-performed its respective index in certain years.

HYPOTHETICAL COMPARISON OF TOTAL RETURN

Year	Target 25 Strategy	Target 10 Strategy	Global Target 15 Strategy	Target Small-Cap Strategy	S&P Target Strategy	5 Target Strategy (4)	S&P 500 Index	FT Index	Hang Seng Index	DJIA	Ibbotson Small-Cap Index	Cumulative Index Returns (3)
1983	32.09%	39.07%	15.61%	31.04%	20.53%	27.67%	22.28%	21.94%	-2.04%	25.82%	39.67%	15.24%
1984	5.55%	6.22%	29.88%	-1.10%	16.34%	11.38%	6.22%	2.15%	42.61%	1.29%	-6.67%	15.35%
1985	41.89%	29.54%	54.06%	50.81%	47.12%	44.68%	31.77%	54.74%	50.95%	33.28%	24.66%	46.32%
1986	25.01%	35.63%	38.11%	23.35%	21.81%	28.78%	18.31%	24.36%	51.16%	27.00%	6.85%	34.18%
1987	14.41%	5.59%	17.52%	14.94%	9.16%	12.32%	5.33%	37.13%	-6.84%	5.66%	-9.30%	11.99%
1988	27.18%	24.57%	24.26%	23.19%	20.35%	23.91%	16.64%	9.00%	21.04%	16.03%	22.87%	15.36%
1989	22.98%	26.97%	15.98%	26.10%	39.62%	26.33%	31.35%	20.07%	10.59%	32.09%	10.18%	20.92%
1990	-0.82%	-7.82%	3.19%	1.08%	-5.64%	-2.00%	-3.30%	11.03%	11.71%	-0.73%	-21.56%	7.34%
1991	37.67%	34.20%	40.40%	59.55%	24.64%	39.29%	30.40%	8.77%	50.68%	24.19%	44.63%	27.88%
1992	15.14%	7.69%	26.64%	27.81%	23.29%	20.12%	7.62%	-3.13%	34.73%	7.39%	23.35%	12.99%
1993	15.22%	27.08%	65.65%	22.47%	42.16%	34.51%	9.95%	19.22%	124.95%	16.87%	20.98%	53.68%
1994	9.73%	4.21%	-7.26%	2.11%	8.17%	3.39%	1.34%	1.97%	-29.34%	5.03%	3.11%	-7.45%
1995	36.69%	36.85%	13.45%	41.65%	25.26%	30.78%	37.22%	16.21%	27.52%	36.67%	34.66%	26.80%
1996	28.53%	28.35%	21.00%	34.96%	26.61%	27.89%	22.82%	18.35%	37.86%	28.71%	17.62%	28.31%
1997	30.69%	21.68%	-6.38%	16.66%	62.66%	25.06%	33.21%	14.78%	-17.69%	24.82%	22.78%	7.30%
1998	1.83%	10.59%	13.50%	1.85%	50.02%	15.56%	28.57%	12.32%	-2.60%	18.03%	-7.38%	9.25%
1999	-0.41%	5.06%	8.88%	12.88%	3.49%	5.98%	20.94%	15.14%	71.34%	27.06%	28.96%	37.85%
2000	-2.78%	5.99%	5.15%	5.39%	-8.93%	0.96%	-9.08%	-16.14%	-9.32%	-4.70%	-3.87%	-10.05%
2001	9.77%	-2.82%	1.34%	-1.42%	-20.35%	-2.70%	-11.88%	-22.81%	-22.45%	-5.45%	22.13%	-16.90%
2002	-10.54%	-8.81%	-12.00%	-14.06%	-16.74%	-12.43%	-22.04%	-29.33%	-15.52%	-14.94%	-13.25%	-19.93%

(1) The Target 25 Strategy, the Target Small-Cap Strategy, the Target 10 Strategy and the Global Target 15 Strategy for any given period were selected by applying the respective strategy as of the close of the prior period.

(2) The total return shown does not take into consideration any sales charges, commissions, expenses or taxes. Total return assumes that all dividends are reinvested semi-annually (with the exception of the FT Index and the Hang Seng Index from 12/31/80 through 12/31/86, during which time annual reinvestment was assumed), and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 20 full years listed above, the Target 25 Strategy achieved an average annual total return of 16.03%, the Target Small-Cap Strategy achieved an average annual total return of 17.56%, the Target 10 Strategy achieved an average annual total return of 15.49%, the S&P Target Strategy achieved an average annual total return of 17.43% , the 5 Target Strategy achieved an average annual total return of 17.08% and the Global Target 15 Strategy achieved an average annual total return of 16.90%. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index, Ibbotson Small-Cap Index, the DJIA or a combination of the FT Index, Hang Seng Index and DJIA, which were 12.62%, 11.49%, 14.24% and 14.17%, respectively. Although each Strategy seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Strategy will achieve a better performance.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

(4) The "5 Target Strategy" is composed of equal weights of the Target 25, Target 10, Global Target 15, Target Small-Cap, and S&P Target 10 Strategies.

25

FINANCIAL HIGHLIGHTS

The following table provides selected per interest data for one share of each Fund. The information does not reflect any charges imposed by an Account investing in interests of the Funds. You should refer to the appropriate Account prospectus for additional information regarding such charges.

The information for 2001 and 2002 has been audited by KPMG LLP, independent accountants, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Annual Report. The information for other periods shown below were audited by other auditors, whose report dated January 19, 2001, expressed an unqualified opinion.

JNL Variable Fund LLC
Financial Highlights

Period Ended	Net Asset Value Beginning of Period	Increase (Decrease) from Investment Operations: Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Net Asset Value, End of Period	Supplemental Data: Total Return (b)	Net Assets, End of Period (in thousands)	Portfolio Turnover	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
First Trust/JNL Global Target 15 Fund										
12/31/02	$ 8.68	$(0.39)	$(0.81)	$(1.20)	$ 7.48	(13.82)%	$30,501	20.4 %	0.88 %	3.59 %
12/31/01	8.74	0.09	(0.15)	(0.06)	8.68	(0.69)	8,075	45.5	0.90	3.55
12/31/00	8.99	0.22	(0.47)	(0.25)	8.74	(2.78)	5,037	93.4	0.90	4.32
07/02(a)-12/31/99	10.00	0.11	(1.12)	(1.01)	8.99	(10.10)	2,034	80.5	0.90	3.44
First Trust/JNL Target 25 Fund										
12/31/02	9.07	(0.10)	(0.96)	(1.06)	8.01	(11.69)	37,479	35.6	0.82	2.05
12/31/01	7.94	0.02	1.11	1.13	9.07	14.23	8,403	49.0	0.85	2.34
12/31/00	8.30	0.13	(0.49)	(0.36)	7.94	(4.34)	3,569	85.0	0.85	2.71
07/02(a)-12/31/99	10.00	0.08	(1.78)	(1.70)	8.30	(17.00)	1,858	66.3	0.85	2.48
First Trust/JNL Target Small-Cap Fund										
12/31/02	14.54	0.11	(2.68)	(2.57)	11.97	(17.68)	38,583	62.7	0.83	1.02
12/31/01	15.13	0.01	(0.60)	(0.59)	14.54	(3.90)	14,442	78.7	0.85	(0.25)
12/31/00	12.38	(0.04)	2.79	2.75	15.13	22.21	7,729	116.4	0.85	(0.47)
07/02(a)-12/31/99	10.00	(0.02)	2.40	2.38	12.38	23.80	2,100	102.5	0.85	(0.39)
First Trust/JNL The Dow Target 10 Fund										
12/31/02	8.92	0.01	(0.89)	(0.88)	8.04	(9.87)	80,821	21.7	0.83	2.92
12/31/01	9.18	0.07	(0.33)	(0.26)	8.92	(2.83)	36,882	38.5	0.85	2.34
12/31/00	8.73	0.13	0.32	0.45	9.18	5.15	21,051	47.1	0.85	2.62
07/02(a)-12/31/99	10.00	0.05	(1.32)	(1.27)	8.73	(12.70)	7,786	23.3	0.85	2.53
First Trust/JNL The S&P Target 10 Fund										
12/31/02	9.41	-	(1.70)	(1.70)	7.71	(18.07)	41,209	68.6	0.83	0.29
12/31/01	11.97	0.04	(2.60)	(2.56)	9.41	(21.39)	20,187	66.8	0.85	0.41
12/31/00	11.06	(0.03)	0.94	0.91	11.97	8.23	18,964	91.3	0.85	(0.27)
07/02(a)-12/31/99	10.00	0.01	1.05	1.06	11.06	10.60	9,192	27.9	0.85	0.16

(a) Commencement of operations.
(b) Total Return is not annualized for periods less than one year and does not reflect payment of the expenses that apply to the variable accounts or any annuity charges
(c) Annualized for periods less than one year

27

PROSPECTUS

May 1, 2003

JNL® VARIABLE FUND LLC

You can find more information about the JNL Variable Fund in:

- The JNL Variable Fund's **Statement of Additional Information** (SAI) dated May 1, 2003, which contains further information about the JNL Variable Fund and the Funds of the JNL Variable Fund, particularly their investment practices and restrictions. The current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated into the Prospectus by reference (which means the SAI is legally part of the Prospectus).

- The JNL Variable Fund's **Annual and Semi-Annual Reports** to shareholders, which show the Fund's actual investments and include financial statements as of the close of the particular annual or semi-annual period. The Annual Report also discusses the market conditions and investment strategies that significantly affected each Fund's performance during the year covered by the report.

You may obtain a copy of the current SAI or the most recent Annual and Semi-Annual Reports without charge, or make other inquiries, by calling (800) 766-4683 (toll-free), or writing the JNL Variable Fund LLC Service Center, P.O. Box 378002, Denver, Colorado 80237-8002.

You also can review and copy information about the JNL Variable Fund (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC's Public Reference Room in Washington, D.C. Reports and other information about the JNL Variable Fund also are available on the EDGAR database on the SEC's Internet site (http://www.sec.gov), and copies may be obtained, after payment of a duplicating fee, by electronic request (publicinfo@sec.gov) or by writing the SEC's Public Reference Section in Washington, D.C., 20549-0102. You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-942-8090.

File No.: 811-09121

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THIS IS NOT PART OF THE PROSPECTUS

Product Brochure for the Indexed Fixed Option of the Perspective II℠ Fixed and Variable Annuity

This product brochure is a summary of some of the more important points that you should consider and know before allocating new premiums or eligible earnings from the Fixed Account options or investment divisions (portfolio options) to the Indexed Fixed Option. You are purchasing a variable annuity contract with an equity-indexed option that provides minimum guaranteed values. You should understand how the minimum guaranteed value is determined and the features of the contract that are used to determine the Indexed Fixed Option Value. Indexed Fixed Option Values may exceed the minimum guaranteed values. Following is a summary explanation of the determination of the minimum guaranteed value and the principal features of the contract relating to the value of the Indexed Fixed Option. Your registered representative will assist you in understanding the determination of the minimum guaranteed value and Indexed Fixed Option Value. JNL® offers other equity-indexed annuity products that offer different product features, benefits and charges, including contract minimum guarantees, withdrawal privileges, contract options, withdrawal charges and index participation rates. The Indexed Fixed Option may also be an available feature of other JNL variable annuity contracts. Please contact your registered representative and select the product that is right for you.

1. The Individual Deferred Variable and Fixed Annuity Contract

The Perspective II Fixed and Variable Annuity is intended for retirement savings or other long-term savings. The contract, including the Indexed Fixed Option, provides a means for allocating premium payments and/or earnings among the contract options on a tax-deferred basis.

2. Indexed Fixed Option

Amounts allocated to the Indexed Fixed Option are guaranteed a minimum 3% annual interest (Indexed Fixed Option Minimum Value) less a withdrawal charge, if applicable. The Indexed Fixed Option offers a return linked to the S&P 500 Composite Stock Price Index calculated at the end of the nine-year Indexed Fixed Option period. For an Indexed Fixed Option period, JNL declares an Index Participation Rate (IPR) that is guaranteed to remain the same for the duration of such period. The IPR is the percentage of any increase in the S&P 500 Index that will be credited at the end of an Indexed Fixed Option period. The increase is calculated by comparing the index price at the beginning of the Indexed Fixed Option period to the index price averaged over the final 52 Index Determination Dates (IDDs) of an Indexed Fixed Option period. The ending index price is the average of 52 S&P 500 Index prices rather than the actual index price on a specified date. (For example, after averaging, if the S&P 500 Index is up 110% at the end of the period and your IPR is 70%, your total return would be 77%.) **If the index price change is determined for a period of one year or less, all of the IDDs in the period will be used to determine the ending average index price.** IDDs are each Friday that the JNL Service Center and the New York Stock Exchange are open for business. If either is closed on a Friday, the IDD will be the next business day. The IPRs, which are set by JNL, are driven by three primary factors: (1) the market interest rates; (2) the Indexed Fixed Option mechanics and minimum guarantees; and (3) the cost of stock index call options.

Please note that the S&P 500 Index does not include the payment or reinvestment of dividends in the calculation of its price changes.

The Indexed Fixed Option interest credited at the end of the Indexed Fixed Option period, or distribution due to the owner's death before the annuity date, will be the greater of:

(a) The IPR for the period multiplied by the increase in the S&P 500 Index using the index price at the beginning of the Indexed Fixed Option period compared to the index price averaged over the final 52 IDDs (or all of the IDDs since the beginning of the period, if fewer than 52), or

(b) Three percent (3%) per year.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

Transactions involving allocations to the Indexed Fixed Option and automatic transfers out of the Indexed Fixed Option period at the end of such period are only permitted on IDDs. All other transactions may be processed on any date.

The Indexed Fixed Option credited interest on a distribution taken at any time other than the end of the Indexed Fixed Option period or due to the owner's death, will be three percent (3%) per annum. Such distributions may also be subject to the Indexed Fixed Option withdrawal charge.

Transfers out of an Indexed Fixed Option are not permitted until the end of the Indexed Fixed Option period. Transfers under any dollar cost averaging, Earnings Sweep^{SM} or portfolio rebalancing programs are not permitted from or to the Indexed Fixed Option.

At the end of the Indexed Fixed Option period, JNL will automatically transfer the Indexed Fixed Option Value to the one-year fixed account option, where it will remain until you otherwise notify JNL.

The Company reserves the right to add or delete an Indexed Fixed Option should such Indexed Fixed Option no longer be available or, if in the sole judgment of the Company's management, further use of such index should become inappropriate.

3. Access to Your Money

You can take money out of the contract at any time prior to the annuity date. Withdrawals of all or a portion of the amounts in an Indexed Fixed Option made prior to the end of such period are subject to an Indexed Fixed Option withdrawal charge (see chart below).

Completed years since allocation to IFO	0	1	2	3	4	5	6	7	8	9
Withdrawal Charge percentage applied to the allocated amount withdrawn	8.5%	8%	7%	6%	5%	4%	2%	0%	0%	0%

Amounts in the Indexed Fixed Option are excluded in determining the withdrawal charge applicable to other contract options and the amount available for any additional free withdrawal.

Any endorsement or provision of the contract waiving the withdrawal charge will not apply to the Indexed Fixed Option withdrawal charge.

Amounts in an Indexed Fixed Option will be the last amounts available for withdrawal from the contract. Withdrawals will first be taken from the other contract options prior to any amounts being withdrawn from Indexed Fixed Options. If multiple Indexed Fixed Options are in effect, any amounts withdrawn from Indexed Fixed Options will be taken from the Indexed Fixed Option periods on a first-in, first-out basis.

JNL will waive Indexed Fixed Option withdrawal charges for the annual Required Minimum Distribution (RMD) from the contract for owners over age 70½, if it is necessary to withdraw funds from the Indexed Fixed Options. However, if the owner should request an amount greater than the RMD for this contract, the entire withdrawal from the Indexed Fixed Option will be subject to the Indexed Fixed Option withdrawal charge. Any withdrawal during an Indexed Fixed Option period, including an RMD, is based on the Indexed Fixed Option Minimum Value.

4. Hypothetical Illustrations Demonstrating the Annuity Contract Mechanics

These illustrations are not guaranteed by JNL and should not be deemed a representation of future index changes on any Indexed Fixed Option.

PRODUCT ILLUSTRATIONS
The first illustration shows the performance of the Indexed Fixed Option if there were no increases in the index during the entire nine-year term. Assume a $10,000 allocation with a starting index price of 1,000. At the end of the term, the Indexed Fixed Option guarantees the return of all amounts allocated to the Indexed Fixed Option plus the guaranteed interest (3% per annum).

WITHDRAWAL VALUES

Beginning of Year	Indexed Fixed Option Minimum Value	Indexed Fixed Option Withdrawal Charge Percentage	Withdrawal Value
1	10,000.00	8.5%	9,150.00
2	10,300.00	8%	9,500.00
3	10,609.00	7%	9,909.00
4	10,927.27	6%	10,327.27
5	11,255.09	5%	10,755.09
6	11,592.74	4%	11,192.74
7	11,940.52	2%	11,740.52
8	12,298.74	0%	12,298.74
9	12,667.70	0%	12,667.70

END OF PERIOD VALUES

Beginning of Year	Averaged Index Price	Change in Index Price	IFO Value	IFO Minimum Value	Withdrawal Value
10	1,000	0%	10,000.00	13,047.73	13,047.73

The next three illustrations are based on actual historical yearly and weekly closing data of the S&P 500 Index. It was assumed that $10,000 was allocated to a nine-year Indexed Fixed Option period at the end of each year from 1972 to 1990. The total returns were calculated and compared. In the following three illustrations, an 85% IPR was used, and the Indexed Fixed Option Value is based on the average of weekly closing index prices for the last year of the contract.

LOWEST TOTAL RETURN EXAMPLE

The following table shows a 7.33% total return, the lowest nine-year total return during that period. It assumes $10,000 allocated on 12/31/1972, with a beginning index price of 118.05. Since the Indexed Fixed Option Minimum Value has a 30.48% total return over the nine years, the 30.48% is what would actually be received at the end of the nine-year period.

END OF PERIOD VALUES

Beginning of Year	Averaged Index Price	Change in Index Price	IFO Value	IFO Minimum Value	Withdrawal Value
10	128.23	8.62%	10,732.99	13,047.73	13,047.73

HIGHEST TOTAL RETURN EXAMPLE

The following table shows a 257.73% total return, the highest nine-year total return during that period. It assumes $10,000 allocated on 12/31/1990, with a beginning index price of 330.22.

END OF PERIOD VALUES

Beginning of Year	Averaged Index Price	Change in Index Price	IFO Value	IFO Minimum Value	Withdrawal Value
10	1,331.50	303.22%	35,773.36	13,047.73	35,773.36

MEDIAN TOTAL RETURN EXAMPLE

The following table shows a 126.50% total return, the median nine-year total return during that period. It assumes $10,000 allocated on 12/31/1977, with a beginning index price of 95.10.

END OF PERIOD VALUES

Beginning of Year	Averaged Index Price	Change in Index Price	IFO Value	IFO Minimum Value	Withdrawal Value
10	236.63	148.82%	22,649.89	13,047.73	22,649.89

5. Annuity Options (Annuity Payments) (Each description assumes that you are the owner and annuitant.)

Option 1 - Life Income. This annuity option provides monthly payments for your life.

Option 2 - Joint and Survivor Annuity. This annuity option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

Option 3 - Life Annuity With 120 or 240 Months Period Certain. This annuity option provides monthly payments for your life, but with payments continuing to your beneficiary for the remainder of 10 or 20 years (as you select) if you die before the end of the selected period.

Option 4 - Income for a Specified Period. This annuity option provides monthly payments for any number of years from 5 to 30.

The actuarial basis for Options 1, 2 and 3 in the Table of Annuity Options will be the Annuity 2000 Mortality Table with interest at 4.5% and a 2% expense load. The values shown for Option 4 in the Table of Annuity Options are based on interest at 3% without an expense load.

6. Death Benefit Amount Before the Annuity Date

In determining the amount payable as a death benefit before the annuity date, the amount attributable to any Indexed Fixed Option will be the sum of the Indexed Fixed Option Values on the IDD immediately preceding the date that JNL receives a request for payment that is in good order.

7. Application and Allocation Processing

Upon receipt of the application in good order, if applicable, and premium at the JNL Service Center, JNL will initially place such premium designated for the Indexed Fixed Option into the general account where it will be credited with interest at the same rate as credited to the one-year fixed account option. On the IDD occurring immediately subsequent to such premium placement, JNL will transfer the premium and any earned interest to the Indexed Fixed Option.

When you request a transfer of eligible earnings from fixed account options or investment divisions (portfolio options) to the Indexed Fixed Option, the money is first held in the general account and credited with interest at the same rate as credited to the one-year fixed account option until the next IDD. On that IDD, the amount is transferred to the Indexed Fixed Option. **Transfers from a fixed account option may be subject to an excess interest adjustment.**

8. Other Information

If you cancel the contract within the notice of right to examine period, JNL will refund your money without assessing a withdrawal charge. (State variations apply with regard to the right to examine period and the amount returned.)

Remember, the final decision on the selection of a contract option is yours, based upon your individual situation, needs and goals. Historical S&P 500 Index price changes should not be considered a representation of future changes. JNL does not guarantee the accuracy and/or uninterrupted calculation of the S&P 500 Index or any data included therein. The Indexed Fixed Option may not be available in all states.

"S&P 500[®]" and "Standard & Poor's[®]" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life.[®] The product is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

VADV7033 01/02



Jackson National Life Insurance Company®

Insuring your financial future.®

Home Office: Lansing, Michigan

www.jnl.com